Form 20-F
period 2025-12-31
Generation Essentials Group
filed 2026-04-29
CIK 2053456

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission File Number: 001-42686

The Generation Essentials Group

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

66 rue Jean-Jacques Rousseau
75001 Paris, France
+33 (0) 1 7673 28003

(Address of Principal Executive Offices)

Feridun Hamdullahpur, Co-Chairperson of the Board of Directors and Independent Director

Telephone: +33 (0) 1 7673 280

66 rue Jean-Jacques Rousseau
75001 Paris,

France

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0000000264856557377049 per share	TGE	New York Stock Exchange
Warrants	TGE WS	New York Stock Exchange American

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 44,175,159 Class A ordinary shares, par value US$0.0000000264856557377049 per share and 4,285,911 Class B ordinary shares, par value US$0.0000000264856557377049 per share, and 6,343,056 preferred shares, par value US$0.0000000264856557377049 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated Filer	☒	Non-Accelerated Filer	☐

				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“Adjustment Factor” means the number resulting from dividing the Per Share TGE Equity Value by US$10.00;

●	“Amended Articles” means the fourth amended and restated memorandum and articles of association of The Generation Essentials Group;

●	“AMTD Digital” means AMTD Digital Inc., a Cayman Islands exempted company;

●	“Assignment, Assumption and Amendment Agreement” means the assignment, assumption and amendment agreement, dated June 3, 2025, by and among The Generation Essentials Group, Black Spade II and Continental Stock Transfer & Trust Company;

●	“Black Spade II’s IPO” means Black Spade II’s initial public offering, which was consummated on August 29, 2024;

●	“Black Spade II Public Shareholders” means the holders of BSII Class A Ordinary Shares issued as part of the Units issued in Black Spade II’s IPO;

●	“Black Spade II Shareholder” means the holder of BSII Shares;

●	“BSII” or “Black Spade II” means Black Spade Acquisition II Co, a Cayman Islands exempted company;

●	“BSII Class A Ordinary Shares” or “BSII Public Shares” means the Class A ordinary shares of Black Spade II, par value US$0.0001 per share;

●	“BSII Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of Black Spade II;

●	“BSII Dissenting Share” means each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act;

●	“BSII Ordinary Share” means a BSII Class A Ordinary Share or a BSII Class B Ordinary Share;

●	“BSII Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the Black Spade II’s IPO, each entitling its holder to purchase one BSII Public Share at an exercise price of US$11.50 per share, subject to adjustment;

●	“BSII Public Warrants” means the redeemable warrants issued in Black Spade II’s IPO, each entitling its holder to purchase one BSII Public Share at an exercise price of US$11.50 per share, subject to adjustment;

●	“BSII Shares” means the shares of Black Spade II, including the BSII Ordinary Shares;

●	“BSII Warrant Agreement” means the warrant agreement, dated August 27, 2024, by and between Black Spade II and Continental Stock Transfer & Trust Company;

●	“BSII Warrants” means the BSII Public Warrants and the BSII Private Warrants;

●	“Business Combination” means all transactions contemplated by the Business Combination Agreement, including the Merger;

●	“Business Combination Agreement” means the Business Combination Agreement dated as of January 27, 2025, by and among Black Spade II, The Generation Essentials Group and Merger Sub, as may be amended, supplemented or otherwise modified from time to time, and attached hereto as Annex A;

●	“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

●	“Class A Ordinary Shares” means Class A ordinary shares of The Generation Essentials Group, par value US$0.0000000264856557377049 per share;

●	“Class B Ordinary Shares” means Class B ordinary shares of The Generation Essentials Group, par value US$0.0000000264856557377049 per share;

●	“Closing” means the closing of the Business Combination contemplated by the Business Combination Agreement;

●	“Closing Date” means June 3, 2025, the day on which the Closing occurs;

●	“Controlling Shareholder” means AMTD Group Inc.;

●	“Dissenting Black Spade II Shareholders” means Black Spade II Shareholders who shall have validly exercised and have not effectively withdrawn or lost their dissenter’s rights for their BSII Shares in accordance with Section 238 of the Cayman Islands Companies Act and otherwise complied with all of the provisions of the Cayman Islands Companies Act relevant to the exercise and perfection of dissent rights in respect of the Merger pursuant to Section 238 of the Cayman Islands Companies Act;

●	“Earnout Shares” means the Class A Ordinary Shares that may be issued, or caused to be issued, by The Generation Essentials Group to AMTD Digital, AMTD IDEA Group, and AMTD Group Inc., in accordance with their respective pro rata share based on the number of Class A Ordinary Shares held by them inter se, if any of the specified events pursuant to the Business Combination Agreement occur following Closing and prior to the first anniversary of the Closing Date, representing in aggregate 3% of the total number of Class A Ordinary Shares outstanding as of the date such event occurs;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended;

●	“Lock-Up Obligor” means each of AMTD Digital, AMTD IDEA Group, and AMTD Group Inc. pursuant to the TGE Shareholders Support Agreement;

●	“LSE” means London Stock Exchange plc.

●	“Merger” means the merger between Merger Sub and Black Spade II, with Black Spade II surviving as a wholly-owned subsidiary of The Generation Essentials Group in accordance with the Business Combination Agreement;

●	“Merger Effective Time” means the effective time of the Merger;

●	“Merger Sub” means WME Merger Sub Limited, a Cayman Islands exempted company;

●	“Non-Redemption Payment Amount” means the cash payment made by The Generation Essentials Group equal to US$1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time, to provide additional consideration to Black Spade II Public Shareholders;

●	“Ordinary Shares” means, prior to the Re-Designation, the ordinary shares of The Generation Essentials Group, and following the Re-Designation, Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“Per Share TGE Equity Value” means the number obtained by dividing (a) the equity value of The Generation Essentials Group (being US$488,000,000) by (b) the aggregate number of ordinary shares of The Generation Essentials Group issued and outstanding immediately prior to the Recapitalization;

●	“Plan of Merger” means the Plan of Merger, by and among Black Spade II, Merger Sub and The Generation Essentials Group, substantially in the form attached hereto as Annex B;

●	“Preferred Shares” means the non-voting redeemable preferred shares of The Generation Essentials Group;

●	“Public Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued on the Closing Date in exchange for the public warrants of Black Spade II that were issued in the Black Spade II’s IPO;

●	“Recapitalization” means the recapitalization of the share capital of The Generation Essentials Group immediately following the Re-Designation and immediately prior to the Merger Effective Time by way of a share consolidation or subdivision such that (i) each pre-Recapitalization Class A Ordinary Share will be consolidated or divided into a number of Class A Ordinary Shares, (ii) each pre-Capitalization Class B Ordinary Share will be consolidated or divided into a number of Class B Ordinary Shares, and (iii) each pre-Recapitalization Preferred Share will be consolidated or divided into a number of Preferred Shares, in each case, equal to the Adjustment Factor;

●	“Re-Designation” means the re-designation of the share capital of The Generation Essentials Group immediately prior to the Recapitalization as follows: (A) each Ordinary Share (other than non-voting ordinary shares) not held by AMTD Digital shall be re-designated and re-classified into one Class A Ordinary Share, where each Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of The Generation Essentials Group; (B) each Ordinary Share (other than non-voting ordinary shares) held by AMTD Digital shall be re-designated and re-classified into one Class B Ordinary Share, where each Class B Ordinary Share shall entitle its holder to 20 votes on all matters subject to vote at general meetings of The Generation Essentials Group; and (C) each non-voting redeemable ordinary share in the share capital of The Generation Essentials Group shall be re-designated and re-classified into one non-voting redeemable preferred share in the share capital of The Generation Essentials Group;

●	“Registration Rights Agreement” means the registration rights agreement, dated June 3, 2025, by and among certain shareholders of The Generation Essentials Group, the Sponsor and certain affiliates of the Sponsor;

●	“Resale Registration Statement” means the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on November 21, 2025;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Shares” means, collectively, Ordinary Shares and Preferred Shares;

●	“Sponsor” means Black Spade Sponsor LLC II, a Cayman Islands limited liability company;

●	“Sponsor Shareholders” means the Sponsor, Black Spade II’s directors and officers and certain employees of the Sponsor’s affiliates;

●	“Sponsor Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor on the Closing Date in exchange for the private placement warrants purchased by the Sponsor for a total consideration of approximately US$5.6 million in a private placement concurrent with the Black Spade II’s IPO at a price of US$0.50 per warrant;

●	“TGE,” “we,” “us,” “our company,” and “our” mean The Generation Essentials Group and its subsidiaries. References to the share capital, securities, shareholders, directors, board of directors, auditors of “TGE” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of The Generation Essentials Group, respectively;

●	“TGE Securities” means, collectively, Ordinary Shares, Preferred Shares and Warrants;

●	“TGE Shareholders Support Agreement” means the shareholder support and lock-up agreement and deed dated as of January 27, 2025 by and among Black Spade II, TGE and all shareholders of TGE;

●	“Transactions” means the Business Combination and other transactions contemplated by the Business Combination Agreement;

●	“Trust Account” means the trust account established for the purpose of holding the net proceeds from Black Spade II’s IPO;

●	“U. K.” means the United Kingdom.

●	“Unit Separation” means the automatic detachment of each Unit outstanding immediately prior to the Merger Effective Time, as a result of which the holder thereof shall be deemed to hold one BSII Class A Ordinary Share and one-third of an BSII Warrant in accordance with the terms of the applicable Unit;

●	“Units” means the units issued in the Black Spade II’s IPO, each consisting of one BSII Class A Ordinary Share and one-third of a BSII Public Warrant;

●	“U.S. Dollars,” “USD,” “US$,” and “$” means United States dollars, the legal currency of the United States;

●	“Warrant Agreement” means the Warrant Agreement dated as of August 27, 2024, between Black Spade II and Continental Stock Transfer & Trust Company as assigned and assumed pursuant to the Assignment, Assumption and Amendment Agreement; and

●	“Warrants” means, collectively, the “Sponsor Warrants” and the “Public Warrants”.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

v

FORWARD-LOOKING INFORMATION

This annual report contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	Our relationships with customers, suppliers, other business partners, and stakeholders;

●	Our ability to successfully compete in highly competitive industries and markets;

●	Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;

●	Our ability to execute our strategies, manage growth, and maintain our corporate culture as we grow;

●	Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;

●	Changes in the needs for capital and the availability of financing and capital to fund these needs;

●	The price-competitiveness, quality and breadth of our products and services;

●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Failure to realize the anticipated benefits of the Business Combination;

●	Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events, and acts of God such as floods, earthquakes, wildfires, typhoons, and other adverse weather and natural conditions that affect our business or assets;

●	Exchange rate fluctuations;

●	Changes in interest rates or rates of inflation;

●	Legal, regulatory, and other proceedings;

●	Our ability to maintain the listing of our securities on applicable stock exchanges;

●	The results of future financing efforts; and

●	All other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information— D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Our Holding Company Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

The Generation Essentials Group
(Incorporated in Cayman Islands)
100%
TGE SpiderNet Capital Group LLC
(Incorporated in Cayman Islands)
25%
TGE Value Creative Solutions Corp.
(Incorporated in Cayman Islands)
100%
World Media and Entertainment Group
(Incorporated in Cayman Islands)
96.06%
WME Assets Group
(Incorporated in Cayman Islands)
100%
Wonderful Time with Co Ltd
(Incorporated in Cayman Islands)
100%
WME Direct Investment Limited
(Incorporated in BVI)
100%
L'Officiel Group Inc.
(Incorporated in Cayman Islands)
100%
The Art Newspaper Group Inc.
(Incorporated in Cayman Islands)
100%
WME Property Investment Holdings Limited
(Incorporated in BVI)
51%
Easy Advance Developments Limited
(Incorporated in BVI)
51%
Cosmic Gold Limited
(Incorporated in BVI)
100%
WME Properties Limited
(Incorporated in BVI)
100%
DHI Downtown Pte. Ltd.
(Incorporated in Singapore)
100%
DHI Holding (S) Ptd. Ltd.
(Incorporated in Singapore)
50%
Dense Globe Investments Limited
(Incorporated in BVI)
100%
Fine Cosmos Development Limited
(Incorporated in Hong Kong)
100%
L'Officiel Publishing Group Inc.
(Incorporated in the U.S.)
100%
L'Officiel France Publishing Inc.
(Incorporated in France)
100%
L'Officiel Publishing Italia SRL
(Incorporated in Italy)
100%
The Art Newspaper SA
(Incorporated in Switzerland)
100%
The Art Newspaper Limited
(Incorporated in United Kingdom)

The Generation Essentials Group is not an operating company but a holding company incorporated in the Cayman Islands as an exempted company. We conduct our operations through our subsidiaries. The securities registered herein are securities of The Generation Essentials Group, not those of our operating subsidiaries. Therefore, investors in The Generation Essentials Group are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. The holding company structure involves unique risks to investors. As a holding company, The Generation Essentials Group may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of The Generation Essentials Group to pay dividends or make distributions to The Generation Essentials Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	We face significant competition in all aspects of our business.

●	We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

●	Our success depends on our ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging, which impact demand for our content, products and services and the profitability of our businesses.

●	Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.

●	Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

●	We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

●	Our business may suffer if the intellectual property we use in our business is not protected.

●	We may be subject to claims of intellectual property infringement that could adversely affect our business.

●	The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

●	Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

●	Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

●	The entertainment industry is highly competitive.

●	The success of our entertainment business segment depends on a limited number of film releases each year and unpredictable factors in the motion picture industry.

●	The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

●	We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

●	The hospitality market is highly competitive, and we may be unable to compete successfully.

●	We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

●	We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

●	Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

●	Our investments are subject to liquidity, concentration, regulatory, credit and other risks

Risks Relating to Our Securities

●	The Warrants are exercisable for Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. The Warrants may never be in the money, and they may expire worthless.

●	We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

●	Future resales of Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of the Class A Ordinary Shares to drop significantly, even if our business is doing well.

●	A market for the Class A Ordinary Shares both on the NYSE and LSE may not develop, which would adversely affect the liquidity and price of the Class A Ordinary Shares. The price of our securities may be volatile, and the value of our securities may decline.

●	The characteristics of the U.S. capital markets and the U.K. capital markets are different

●	There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

●	We may have conflicts of interest with our Controlling Shareholder and its affiliates and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may consider beneficial.

Risks Relating to Our Business and Industry in General

We face significant competition in all aspects of our business.

We compete for market share in luxury and fashion, arts, motion picture production and other media and entertainment content. The proliferation of choices available to customers for entertainment and information results in audience fragmentation and negatively affects the overall customer demand for our content and products. Our competitors include conventional magazine publishers, digital publishers, social media platforms, search platforms, portals, digital marketing services and other movie producers, among others. Competition among these companies is robust, and new competitors can quickly emerge. We also face intense competition in the hospitality sector. Our principal competitors in this sector are other operators of luxury, full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators, home and apartment sharing services and timeshare operators.

Some of our current and potential competitors provide better content, products or services and or more pre-competitive alternatives to our content, products or services, or have greater resources than we do, which may allow them to compete more effectively than us. In particular, companies with compelling media and entertainment resources may provide free content or control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with our customers, and therefore can affect our ability to compete effectively. In the hospitality sector, our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively, or they could offer a type of lodging product that customers find attractive but that we do not offer.

If we cannot compete successfully, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. Our hotel operations and hospitality and VIP services were also consolidated into us recently. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business develops and as we respond to competition, we may continue to assume new businesses, introduce new product and service offerings, make adjustments to our existing product and service offerings, or make adjustments to our business operations in general. Any significant change to our business operation or model that does not achieve expected results could materially and adversely affect our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our success depends on our ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging, which impact demand for our content, products and services and the profitability of our businesses.

We create media and entertainment content, products and services. We also provide hospitality and VIP services. Our success depends substantially on customer tastes and preferences that rapidly change in often unpredictable ways.

Our continued success in our media and entertainment sectors depends in part on our ability to originate and define trends and consistently create compelling content and offer attractive products and services in a timely manner. Our content may be distributed, among other ways, through magazines, theaters, internet or mobile technology. Such distribution must meet or anticipate the changing preferences of the broad customer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our printed and digital media content, as well as our theatrical releases, depends on demand for traditional print publications and fashion, arts and entertainment experiences in general. Moreover, we often deploy substantial resources in content production and acquisition, acquisition of movie rights or customer facing platforms before we know the extent to which these products and services will earn customer acceptance, and these products and services may be introduced into a significantly different market or economic or social climate from the one we anticipated at the time of the investment decisions. Generally, our revenues and profitability may be adversely impacted when our fashion, arts and entertainment offerings and products, as well as our methods to make our offerings and products available to customers, do not achieve sufficient customer acceptance. Customer tastes and preferences impact, among other items, revenue from advertising sales, subscription fees, theatrical motion picture receipts, the license of rights to other distributors, sales of merchandises, sales of licensed customer products or sales of our other customer products and services. Although we attempt to stay abreast of emerging customer trends affecting our content, products and services, any failure to identify and respond to such trends could have significant adverse effects on our business, financial condition and results of operations.

The tastes, preferences and demands of our hotel guests also evolve with time. New lodging supply in individual markets, including the introduction of home and apartment sharing services and timeshare operators, could hamper our ability to maintain or increase room rates or occupancy in those markets. Our ability to remain competitive and attract and retain business, group, leisure travelers and other guests depends on our success in distinguishing and driving preference for our hospitality products and services. If we fail to catch up with any change in customer preference or to offer hospitality products and services that customers find attractive, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

In addition, many of our businesses depend on acceptance of our content, products and services by customers from an increasing number of countries and regions worldwide. The success of our businesses therefore depends on our ability to successfully predict and adapt to changing customer tastes and preferences in these various countries and regions.

Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.

Our brands and reputation are our key assets and play an important role in earning and maintaining the trust and confidence of our existing and prospective customers.

In respect of our media business, we believe our brands are powerful and trusted with the reputation for high-quality editorial and content independence. Our brands, including, among others, L’Officiel and The Art Newspaper, might be damaged by incidents that erode customer trust such as negative publicity, a perception that our content is not timely or unreliable, or a decline in the perceived value of editorial independent or general trust in the media, which may be in part as a result of changing political and cultural environments worldwide or active campaigns by commercial participants. We may introduce new products or services that are not well received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding us or our operations, personnel, products, employees, practices, including social, data privacy and environmental practices, or business affiliates, including advertisers, as well as our potential inability to adequately respond to such negative claims or publicity, even if such claims are untrue. Furthermore, our brands and reputation could be damaged if we fail to provide adequate customer service, or by failures of third-party vendors we rely on in many contexts. We invest in defining and enhancing our brands. These investments are considerable and may not be successful. We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. If any of the foregoing were to be experienced by AMTD Group Inc. or any of its affiliates, the L’Officiel and The Art Newspaper brands could also be adversely affected. To the extent our brands and reputation are damaged, our ability to attract and retain readers, audiences, advertisers and talented employees could be adversely affected, which could in turn have an adverse impact on our business, revenues and operating results. The prestige and reputation of our publications are critical to our success in attracting premium advertisers. If we fail to uphold the standard of content and design that our audience and advertisers expect, or if our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue, reduced market share and long-term damage to our brand equity.

For our hospitality business, many factors can affect the reputation and value of our company or one or more of our properties or brands, including our ability to protect and use our brands and trademarks; our properties’ adherence to service and other brand standards; our approach to, or incidents involving, matters related to food quality and safety, guest and associate safety, health and cleanliness, sustainability and climate impact, supply chain management, inclusion and belonging, human rights, and support for local communities; and our compliance with applicable laws.

In addition, as a holding company with multiple business lines, adverse events or reputational damage suffered by one of our business lines could harm the overall perception of our company and ripple across all our other business lines. Brands and reputation are our critical assets across all our business lines and the success of each of our business lines is interdependent to that extent. This interdependence increases the risk that the reputational damage to one segment could be carried through and amplify across the broader operation of our company.

Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us and our brands, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations, proceedings or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, reduced customers, loss of business opportunities, adverse government attention, or associate retention and recruiting difficulties. Any material decline in the reputation or perceived quality of our brands or corporate image could affect our market share, reputation, business, financial condition, or results of operations.

Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

We and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control, including economic, geopolitical and public health conditions. These include economic weakness, instability, uncertainty and volatility, including the potential for a recession; a competitive labor market and evolving workforce expectations; inflation; supply chain disruptions; rising interest rates; political and sociopolitical uncertainties and conflicts; and public health crises. These factors may result in declines or volatility in our results.

Advertising spending is sensitive to economic, geopolitical and public health conditions, and our advertising revenues could be adversely affected as advertisers respond to such conditions by reducing their budgets or shifting spending patterns or priorities. Economic, geopolitical and public health conditions may also lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience, and thereby affecting our business, financial condition and results of operations. Our costs may also be adversely affected by economic and geopolitical conditions. For example, if inflation increases for an extended period, our employee-related costs are likely to increase. Our printing and distribution costs may be impacted by inflation and higher costs, including those associated with raw materials, delivery costs and utilities.

Similarly, consumer demand for our hospitality services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. In addition, many of the expenses associated with our hospitality services, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our services decreases, our business operations, financial performance, results and prospects for future growth may be adversely affected.

To the extent economic conditions lead customers to reduce spending on discretionary activities, our customers may increasingly shift to lower-priced options and our ability to retain current and obtain new customers or implement price increases could be hindered, which would adversely impact our revenue.

Any events causing significant disruption or distraction to the public or to our workforce, or impacting overall macroeconomic conditions, such as supply chain disruptions, political instability or crises, economic instability, war, public health crises, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. Further, if a significant portion of our workforce or the workforces of the third parties with which we do business is unable to work due to power outages, connectivity issues, illness or other causes that impact individuals’ ability to work, our operations and financial performance may be negatively impacted.

Because we have a worldwide business presence spanning Europe, Asia, and the U.S., we are subject to economic, market, geopolitical and other macro risks and uncertainties in multiple regions. If any of the risks described above materializes in any of the geographies in which we operate, our business and financial condition could be adversely affected. The recent military conflict between Israel and Iran (including U.S. participation) have heightened geopolitical tensions across the world and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets. These developments could exacerbate existing macroeconomic uncertainties and further impact our business and financial condition. In addition, these risks could vary significantly across different regions, presenting greater challenge for or requiring more significant resources from us to effectively address them.

The future impact that economic, geopolitical and public health conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen the other risks discussed in this section.

If we are unable to successfully develop and execute our strategic growth initiatives, or if they do not adequately address the challenges or opportunities we face, our business, financial condition and prospects may be adversely affected.

Our success is dependent in part on our ability to identify, develop and execute appropriate strategic growth initiatives that will enable us to achieve sustainable growth in the long-term. The implementation of our strategic initiatives is subject to both the risks affecting our business generally and the inherent risks associated with implementing new strategies. These strategic initiatives may not be successful in generating revenues or improving operating profit and, if they are, they may take longer than anticipated. As a result and depending on evolving conditions and opportunities, we may need to adjust our strategic initiatives and such changes could be substantial, including modifying or terminating one or more of such initiatives. Termination of such initiatives may require us to write down or write off the value of our investments in them. Transition and changes in our strategic initiatives may also create uncertainty in our employees, customers and partners that could adversely affect our business and revenues. In addition, we may incur higher than expected or unanticipated costs in implementing our strategic initiatives, attempting to attract revenue opportunities or changing our strategies. There is no assurance that the implementation of any strategic growth initiative will be successful, and we may not realize anticipated benefits at levels we project or at all, which would adversely affect our business, financial condition and prospects.

Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions. We may also consider the acquisition of, or investment in, specific properties, businesses or technologies that fall outside our traditional lines of business and diversify our portfolio, including those that may operate in new and developing industries, if we deem such properties sufficiently attractive.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; legal proceedings initiated as a result of or in connection with an acquisition or investment; omission or failure of our due diligence processes to identify significant issues with the acquired assets or company; and other unanticipated problems and liabilities. Our acquisitions have and could in the future also involve acquisitions of companies in event-driven special situations, such as bankruptcies, corporate and financial restructurings and recapitalizations. Acquisitions of this type involve substantial financial and business risks. For example, we may be forced to relinquish or otherwise lose intellectual property or other assets, write down or write off assets, suspend, terminate or restructure our operations or incur significant losses subsequent to the acquisition and may be faced with claims and disputes. Competition for certain types of acquisitions is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

Our history can be traced back to AMTD IDEA’s acquisition of L’Officiel in April 2022 and The Art Newspaper in October 2023. These acquisitions are subject to all the risks described above and their success depends, in part, on our ability to successfully manage these risks, and to apply our editorial, subscription, advertising, marketing and operational expertise and to help grow L’Officiel and The Art Newspaper in an efficient and profitable manner. The success of these acquisitions also depends, in part, on factors outside of our control, such as actions taken or may be taken by other parties interested or involved in these acquisitions or the acquired businesses, the development of other circumstances relating to these acquisitions, and the markets in which the acquired companies operate in. We may not be able to achieve our intended strategy or manage L’Officiel and The Art Newspaper successfully, or doing so may be more costly than we anticipate, and we may experience difficulty in realizing the expected benefits of the acquisitions.

In addition, we have made investments, minority or otherwise, in companies and we may make similar investments in the future. Such investments subject us to the operating and financial risks of these businesses and to the risk that, as far as minority investment is concerned, we do not have sole control over the operations of these businesses. Our investments may be illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the industries in which we operate;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for capital-raising activities by our competitors; and

●	economic, political and other conditions internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

Specifically, we must periodically spend money to fund new hotel investments, as well as to refurbish and improve existing hotels. The availability of funds for new investments, and improvement of existing hotels depends in large measure on our ability to access the capital markets. Obtaining financing on attractive terms has been, and may in the future be further, constrained by the capital markets for hotel and real estate investments.

We face risks associated with our debt obligations.

Some of our existing debt obligations are scheduled to mature within the next 12 months. iclub AMTD Sheung Wan Hotel is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the aggregate principal amount of approximately HK$390.1 million outstanding. This loan was originally scheduled to mature in April 2025; however since that time, and as at the date of this annual report, the maturity of this loan has been extended on a continuing and rolling basis and we are currently exploring options to obtain better facility terms and conditions anticipate to refinance this loan during or prior to the first half of 2026. The loan is fully and irrevocably guaranteed by the holding companies of the non-controlling shareholder of the hotel, who have the primary and direct contractual repayment liability for the loan, and in consideration for such guarantee we pay a quarterly guarantee fee of 1% per annum on the outstanding loan amount. As such, provided we continue to pay the guarantee fee, we will not have any direct obligation to repay the outstanding amounts of this loan. Assuming this loan is not refinanced, any failure by us to pay the guarantee fee could result in an obligation on us to repay the amounts drawn down and outstanding. Furthermore, the amount that we are currently required to pay by way of the guarantee fee may be higher than the fees that could otherwise be payable under alternative, more commercially favourable financing arrangements, with such higher fees needing to continue to be paid until the loan is refinanced, thus resulting in higher finance costs for us.

Dao by Dorset AMTD Singapore is mortgaged to RHB Bank Berhad in relation to loan facilities for the aggregate principal amount of SGD217,000,000 due to mature on August 18, 2028, and one unit (of the two units we own) in a high-rise luxury building situated in New York is mortgaged to East West Bank in relation to loan facilities for the aggregate principal amount of US$10,835,000 due to mature on July 1, 2053. In December 2025, we obtained an unsecured loan facility from East West Bank for the principal amount of US$30,000,000 with two-year maturity.

Our ability to refinance or repay these obligations will depend on various factors, including our financial condition, cash flow generation, creditworthiness and prevailing market conditions at the time of refinancing. If we are unable to refinance our maturing debt on favorable terms, or at all, we may face liquidity constraints, increased financing costs or default risks, which could materially and adversely affect our financial position and operations.

The availability and terms of refinancing are subject to macroeconomic conditions, interest rate fluctuations and the overall health of credit markets. We could be challenged with more stringent borrowing terms, higher interest rates or additional collateral requirements, or an unwillingness to extend credit in general. Additionally, our ability to refinance our debt may be influenced by our credit ratings, financial performance and leverage ratios. Any deterioration in our financial metrics, operational performance or market perception could negatively impact our access to capital and increase the cost of refinancing. Furthermore, covenants associated with existing or new debt agreements may restrict our ability to pursue certain refinancing options or require compliance with specific financial thresholds, which could further complicate the refinancing process.

Failure to refinance maturing debt obligations, as and when payment becomes due could force us to utilize available cash reserves or other liquidity sources to repay our debts, which could reduce our ability to fund working capital, capital expenditures or strategic initiatives. The inability to refinance could also lead to default, acceleration of debt obligations or insolvency proceedings, any of which could have a material adverse effect on our business, reputation and financial condition.

We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

The historic L’Officiel brand originated from a magazine published in Paris since 1921 (the “Old Brand”). While we operate a new L’Officiel AMTD brand (the “New Brand”) which in our opinion (upon advice of counsel) is distinct and distinguishable from all others (including the Old Brand), there have been and may be usage of or matters relating to the Old Brand which we are unaware of or do not control, such as the publication of magazines using the Old Brand. This has and may result in certain claims or assertions being made in respect of the Old Brand or New Brand that we may need to defend ourselves against, and may require us to take action, including legal action, to protect the New Brand (including from claims the New Brand is not distinguishable from the Old Brand). While others have separate rights to the Old Brand, taking into account advice from counsel, we believe that these do not impede on our key operations, notably where we have secured rights in the New Brand by way of obtaining comprehensive trademark registrations around the world.

If we lose the ability to use the brand or have to contend with the existence of confusingly similar brands held by third parties, we could incur additional expenses to market our brand and could see our competitive position impacted. This could mean we may not succeed in realizing the full value of our assets, which could substantially harm our business, results of operations, financial condition and prospects.

Our business may suffer if the intellectual property we use in our business is not protected.

Our business depends on our intellectual property, including the valuable trademarks and copyrighted content we own or is licensed to us. We believe the protection and monetization of our trademarks and copyrighted content, as well as other intellectual property, is critical to our continued success and our competitive position.

Trademark laws and registration requirements vary significantly across countries, and we may face challenges in securing trademark protection in all relevant markets. This could result in the inability to enforce our rights against third-party infringers, leading to brand dilution, consumer confusion, or loss of market share. In some jurisdictions, trademark registration may be denied due to pre-existing claims, conflicting marks or local legal restrictions. Additionally, the process of registering trademarks can be time-consuming, costly and subject to administrative or legal hurdles, particularly in regions with complex or underdeveloped intellectual property systems. The inability to secure trademark rights in key markets increases the risk of unauthorized use of our brands by competitors, counterfeiters and other third parties. This could harm our reputation, erode customer trust, diminish the value of our brands, and limit our ability to expand our operations or pursue strategic opportunities.

Our ability to protect our intellectual property is also subject to the inherent limitation in protections available under intellectual property laws in the jurisdictions where we operate our business. Unauthorized parties may unlawfully misappropriate our brands, content, technology and other intellectual property and the measures we have taken to protect and enforce our rights may not be sufficient to fully address or prevent all third-party infringement.

Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers or users. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

While it is our policy to protect and defend and have protected and defended vigorously our rights to our intellectual property, we cannot predict whether our steps taken to protect and enforce, or to require our licensors to protect and enforce, our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights. If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brands may be tarnished by misuse of our intellectual property.

We and the AMTD Group Inc. (see “Item 4. Information on the Company — Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.” regarding how we license domain names we use in our business from AMTD Group Inc.) are the registrants for numerous domain names for websites that we use in our business. The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, we license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. See “ Item 4. Information on the Company — Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either us or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. We may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

We may be subject to claims of intellectual property infringement that could adversely affect our business.

We may receive claims from third parties alleging violations of their intellectual property rights. Specifically, third parties may hold intellectual property rights, such as copyrights, trademarks, or other proprietary claims in the content which we use in our publication and other businesses, such as text, images, audio, video, and other media. Content, and particularly historical content, often presents unique challenges in determining ownership or rights holders due to factors such as incomplete records, the passage of time or the complexity of inheritance or transfer of rights. Additionally, the digitization and republication of historical materials may inadvertently expose us to infringement risks if the original rights holders or their successors have not been properly identified or consulted. Failure to identify and secure the necessary permissions or licenses for the use of such content could result in claims of infringement, litigation, or financial liabilities. As we publish more content in a variety of media both on our own platforms and third-party platforms such as social media, the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims can be time consuming, expensive to litigate or settle, and a diversion of management and newsroom attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

If we are unsuccessful in defending against third-party intellectual property infringement claims, these claims may require us to enter into royalty or licensing agreements on unfavorable terms, alter how we present content to our audience, alter certain of our operations or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable. Intellectual property claims may also harm our brands and reputation, even if they are vexatious or do not result in liability.

Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

Our ability to attract, develop, retain and maximize the contributions of talent from diverse backgrounds, and to create the conditions for our people to do their best work, is vital to the continued success of our business and central to our long-term strategy. Our employees and the individuals we seek to hire, particularly, in respect of our media and entertainment business, our executive officers, editorial staff, creative directors and other professionals, are highly sought after by our competitors and other companies, some of which have greater resources than we have and may offer compensation and benefits packages that are perceived to be better than ours. As a result, we may incur significant costs to attract new employees and retain our existing employees and we may lose talent through attrition or be unable to hire new employees quickly enough to meet our needs. Our continued ability to attract and retain highly skilled talent from diverse backgrounds for all areas of our organization depends on many factors, including the compensation and benefits we provide; career development opportunities that we provide; our reputation; workplace culture; and progress with respect to diversity, equity and inclusion efforts. Our employee-related costs may increase, including as a result of a competitive labor market, evolving workforce expectations and inflation. We must also continue to adapt to ever-changing workplace and workforce dynamics and other changes in the business and cultural landscape, including, for example, as they relate to in-office, hybrid and remote work. Additionally, we are subject to complex, technical and rapidly evolving laws and regulations related to labor, employment and benefits, and any non-compliance, or alleged non-compliance, could cause us reputational harm and adversely impact our ability to attract and retain a talented and diverse workforce.

Our success is also heavily reliant on the continued service and performance of our key management personnel, including our founder, who play a critical role in shaping our strategic direction, operational execution and overall growth.

If we were unable to attract and retain a talented and diverse workforce, or if we were to lose the service or commitment of our key management or our founder, it would disrupt our operations; would impact our competitive position and reputation; and could adversely affect our business, financial condition or results of operations. Effective succession planning is also important to our long-term success, and a failure to effectively ensure train and integrate new employees could hinder our strategic planning and execution.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

We derive a meaningful portion of our revenue from strategic investment business. For the years ended December 31, 2023, 2024 and 2025, dividend income and gain related to disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 142.1%, 11.3% and 8.8%, and net fair value changes on financial assets at fair value through profit or loss accounted for (88.8)%, 34.2% and 44.8%, of our total revenue, respectively. Our strategic investment portfolio primarily consists of investments in equity securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

Our investments are concentrated in relatively few industries or sectors and our investment portfolio may be concentrated in certain geographic regions, individual investments, or types of securities that may or may not be listed. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

In addition, we have limited control over our investee companies. We do not have the necessary power to mandate or block material corporate actions. If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve the investee companies’ interests. The general operational risks, such as inadequate or failing internal control of these investee companies, the compliance risks, such as any lack of requisite approvals for investee companies’ businesses, and legal risks, such as violation of laws and regulations or fraudulent or otherwise improper activities, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. These investee companies may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In recent years, there has been increasing competition for private equity investment opportunities, which may limit the availability of investment opportunities or drive up the price of available investment opportunities, and, as a result, our financial condition and results of operations may be materially and adversely affected.

Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investments and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. We derive a meaningful portion of our revenue from strategic investment business. For the years ended December 31, 2023, 2024 and 2025, dividend income and gain related to disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 142.1%, 11.3% and 8.8%, and net fair value changes on financial assets at fair value through profit or loss accounted for (88.8)%, 34.2% and 44.8%, of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. As of December 31, 2025, the aggregate fair value of our strategic investment portfolio was US$317.1 million (excluding the investments held in trust account of US$150,110,000). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

The prices of the listed equities of our investee companies, such as Guangzhou Rural Commercial Bank, Bank of Qingdao and AMTD Digital, may experience significant fluctuations due to market and broader economic conditions, changes in regulatory and policy framework, geopolitical events, or changes in investor sentiment and price volatility can be exacerbated by factors such as interest rate changes, inflation, currency fluctuations or sector-specific developments. Dividend and other distributions by our investee companies are at the discretion of their management and depend on the economic condition as well as their financial performance, cash flow, capital allocation priorities and regulatory constraints. If these companies determine to reduce, suspend, or eliminate dividend payments, our expected income from these investments will be materially and adversely affected.

Some of our strategic investments are and may be in the form of securities that are not publicly traded. Investments in private businesses involve a high degree of business and financial risk. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. We may have no or limited ability to dispose of these investments at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in a portfolio company, the proceeds of such liquidation could be significantly less than the current value thereof. Furthermore, there is generally no publicly available information about the private companies in which we invest. If we are unable to identify all material information about these companies, among other factors, we may fail to receive the expected return on investment or lose some or all of the money invested in these companies. In addition, these businesses may have shorter operating histories, narrower product lines, smaller market shares and less experienced management than their larger competitors and may be more vulnerable to customer preferences, market conditions, and loss of key personnel, or economic downturns, which may adversely affect the return on, or the recovery of, investments in such businesses.

In addition, our investment in real estate properties located in New York City are subject to illiquidity risk, which may impact our ability to access capital or realize the full value of these investments. Real estate investments are inherently illiquid due to the time and complexity involved in buying or selling properties. The process of finding a buyer, negotiating terms, and completing the applicable legal and regulatory requirements can result in substantial delays and a prolonged sale process. If a property is leased, the timing of a sale may be further constrained by lease agreements or tenant occupancy. The value and liquidity of these properties are highly dependent on real estate market conditions, which can be influenced by factors such as changes in general economic conditions, interest rates, housing supply and demand, and regulatory policies. A change in the foregoing factors could reduce the properties’ appeal and market value and make it more difficult for us to sell them at a desirable price or at the time that is favorable to us.

Our operating results are subject to seasonal fluctuations.

Our revenues and results of operation are subject to seasonal fluctuations.

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels.

Environmental, social and governance matters, and any related reporting obligations, may impact our businesses.

Regulators, investors and other stakeholders around the world are increasingly focused on environmental, social and governance, or ESG, matters. New domestic and international laws and regulations relating to ESG matters, including environmental sustainability and climate change, human capital management, privacy and cybersecurity, are under consideration or have recently been adopted. These laws and regulations include specific, target-driven disclosure requirements or obligations. Our response to such requirements or obligations requires additional investments, increased attention from management and the implementation of new practices and reporting processes, and involves additional compliance risk. In addition, our ability to implement ESG-related initiatives is dependent on external factors. For example, our ability to carry out sustainability initiatives may depend in part on third-party collaboration, mitigation innovations and the availability of economically feasible solutions at scale. Furthermore, factors such as changes in methodologies and processes for reporting ESG data, improvements in third-party data and the evolving standards for identifying, measuring and reporting ESG metrics, including disclosures that may be required by regulators, could impact our reporting of and progress toward our own ESG goals and commitments. Any failure, or perceived failure, by us to comply with complex, technical and rapidly evolving ESG-related laws and regulations, or to meet our own ESG targets and commitments, may negatively impact our reputation and result in penalties or fines.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the people who operate them to securely process, transmit and store sensitive and confidential client information, and communicate globally with our staff, clients, partners, and third-party vendors. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible to attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

We cannot assure you that we or the third parties on which we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee’s failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.

We operate in businesses that are highly dependent on proper processing of financial transactions. We also rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our businesses.

The technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior client services in our businesses and operations. We rely on our business partners and investees in developing the sophisticated and innovative technology systems that we use for our business activities. We expect these technologies to support the smooth performance of key functions in our platform. To adapt to evolving client needs, requirements of our business partners, and emerging industry trends, we may need to continue to invest in new technologies or the upgrade of existing technologies to deliver our products and services. We have a number of strategic initiatives involving investments in or partnerships with technology companies as well as investments in technology systems and infrastructure to support our growth strategy. These investments may be costly, may not be profitable or may be less profitable than what we have experienced historically. If these business partners or investees fail to perform their obligations or otherwise cease to work with us, our ability to execute on our strategic initiatives could be adversely affected. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition, and results of operations may be materially and adversely affected. In addition, the maintenance and processing of various operating and financial data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to maintain and make timely and cost-effective enhancement and introduce innovative functions which can meet changing business and operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Any negative publicity with respect to us, our founder, directors, officers, employees, shareholders or other beneficial owners, our peers, business partners or our industries in general, may materially and adversely affect our reputation, business and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brands are vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities or negative rumors or investigations relating to our business, shareholders or other beneficial owners, founder, affiliates, directors, officers or other employees, can harm our reputation, business and results of operations, even if they are baseless or otherwise have been satisfactorily addressed. There have been media reports pointing to certain regulatory issues relating to such individual’s past work approximately 10 years ago at a financial firm unrelated to us. The foregoing may lead to additional inquiries, market attentions or other legal or regulatory actions against us, our shareholders, founder, affiliates, directors, officers or other employees by any regulatory or government authorities. Any such regulatory inquiries, investigations or actions, as well as perceptions of conflicts of interest, our inappropriate business conduct or perceived wrongdoing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits and cause us to incur significant costs to defend ourselves. In addition, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brands and reputation or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about our industries in general or product or service quality problems of other firms in our industries, including our competitors, may also negatively impact our reputation and brands. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners and key employees could be harmed and, as a result, our business, financial position and results of operations would be materially and adversely affected.

SPACs sponsored by us pursuant to our SPAC initiatives may not be able to identify and complete suitable business combinations.

As part of our growth strategy, we have established an initiative to sponsor and control special purpose acquisition companies, or SPACs, with the intention that these vehicles will raise capital from public markets and subsequently acquire operating businesses through business combinations. Our objective is to leverage our expertise, network and resources to identify attractive targets, consummate acquisitions, and enhance our portfolio by adding businesses that complement our existing operations and are expected to generate synergies and shareholder value. In furtherance of this strategy, we are acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which successfully completed its initial public offering of 15,000,000 units at US$10.00 per unit on the NYSE on December 22, 2025, resulting in gross proceeds of US$150,000,000.

However, there can be no assurance that any SPAC sponsored by us, including TGE Value Creative Solutions Corp, will be able to identify, negotiate and complete a business combination with a suitable target within the prescribed timeframe, or at all. The market for high-quality acquisition targets has become increasingly competitive, with a significant number of SPACs, private equity funds, venture capital firms and strategic acquirers all seeking similar opportunities. This heightened competition may result in fewer available targets, inflated valuations, or unfavorable transaction terms. In addition, the process of identifying and evaluating potential targets is inherently uncertain and subject to a range of factors beyond our control, including prevailing market conditions, sector-specific risks, and changes in the regulatory environment.

If any of our sponsored SPACs, including TGE Value Creative Solutions Corp, are unable to consummate a business combination within the time period required by their constitutional documents, they will be required to liquidate and return funds to their public shareholders. In such circumstances, we would risk losing part or all of our at-risk capital invested in the SPAC (in respect of TGE Value Creative Solutions Corp, this amounts to approximately US$2.65 million, and the loss of part or all of this investment and any anticipated economic benefits could have an adverse financial impact on us. There may also be reputational consequences which could affect our ability to sponsor future SPACs or pursue our broader corporate strategy.

Acquired business combination targets may underperform or fail to meet expectations, adversely affecting our business and reputation.

Following the successful completion of a business combination by one of our sponsored SPACs, including TGE Value Creative Solutions Corp, we may acquire an interest in a target company. This may involve obtaining control (including, where applicable, through dual-class share or voting structures or other arrangements) or holding a non-controlling interest. In each case, our intention is to generate value through operational improvements, strategic guidance and by fostering synergies with our existing portfolio.

The identification and assessment of suitable acquisition targets require the deployment of significant resources towards the conduct of thorough due diligence, including legal, financial, commercial and operational reviews. Material issues, liabilities or adverse circumstances may not be identified prior to the completion of a business combination, or that the information available to us during the diligence process may be incomplete, inaccurate or misleading. Any such failure in the diligence process could result in the acquisition of a business that is fundamentally unsound or less attractive than initially anticipated.

In addition, notwithstanding our due diligence processes and the experience of our management team, the acquired targets could underperform relative to our expectations or fail to achieve their business plans. Underperformance may also arise from unforeseen liabilities or adverse developments affecting the target’s business, financial condition or prospects; changes in market dynamics, customer preferences or regulatory requirements; or the inability of the target’s management team to execute the agreed strategy. Should an acquired business fail to deliver anticipated results, we may be required to recognize impairment charges, write-downs or other losses in respect of our investment, whether the target is controlled, consolidated, or accounted for as an associate or financial asset. Where we obtain control or consolidate an acquired target, we may be exposed to additional risks, including the requirement to recognize the full impact of the target’s financial performance, liabilities and obligations in our consolidated financial statements, and the potential for increased scrutiny from investors, regulators and other stakeholders. In such circumstances, we may also be perceived as bearing primary responsibility for the performance of the acquired business.

Any significant underperformance or failure of an acquired target could therefore result in financial loss, reputational harm, increased scrutiny from regulators or counterparties, and diminished confidence in our ability to execute our SPAC initiative or deliver value to our shareholders. In addition, poor performance by acquired targets may adversely affect our ability to attract future acquisition opportunities, raise capital for subsequent SPACs, or retain key personnel.

We may not be able to realise anticipated synergies or strategic benefits from acquired targets, which could prevent us from achieving our business objectives.

A central element of our SPAC initiative, including through vehicles such as TGE Value Creative Solutions Corp, is to acquire businesses that are intended to complement our existing portfolio, with the aim of achieving strategic and operational synergies, enhancing our competitive position and delivering long-term value to our shareholders. Rather than combining acquired businesses directly with our existing operations, our strategy is to leverage our expertise, resources and oversight to support these businesses as part of a broader group, and to facilitate collaboration, knowledge sharing and the pursuit of mutually beneficial opportunities across our portfolio.

However, there is a risk that we may be unable to realise the anticipated synergies or strategic benefits from these acquisitions, whether due to insufficient alignment between the acquired business and our existing portfolio, resistance from management or employees of the acquired business, or unforeseen operational, technological or cultural challenges. Achieving the desired level of collaboration and complementary benefits may prove more difficult than anticipated, particularly where acquired businesses operate in different sectors, geographies or regulatory environments.

Failure to realise the expected synergies or strategic benefits could result in increased costs, missed commercial opportunities, and a failure to achieve the returns anticipated at the time of acquisition. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, unsuccessful efforts to generate value from acquired businesses may undermine our reputation in the market, impair our ability to pursue further acquisitions, and diminish confidence in our SPAC initiative among investors and other stakeholders.

We may invest in cryptocurrency assets in the future, which are subject to significant price volatility, regulatory uncertainty, and operational risks.

We are considering the implementation of a cryptocurrency conversion program, under which we may accept certain cryptocurrencies, such as Bitcoin, Ethereum, and Tether, in exchange for newly issued shares as part of our treasury and investment strategy. We are also exploring options and opportunities for the adoption and application of cryptocurrencies, including stable coins, in the context of leisure, entertainment and consumer spending in goods, services and food and beverages. The holding and management of crypto assets exposes us to a number of risks, including significant price volatility, lack of intrinsic value, and susceptibility to market sentiment and regulatory developments. The value of cryptocurrency assets can fluctuate dramatically over short periods, and there is a risk that we may incur substantial losses on our holdings. In addition, the regulatory environment for cryptocurrency assets is evolving rapidly and remains uncertain in many jurisdictions, which could result in increased compliance costs, restrictions on our ability to hold or transact in such assets, or even the prohibition of certain activities. We may also be exposed to operational risks, such as cyber security threats, technological failures, or loss of access to digital wallets. Any adverse developments in the value, regulatory treatment, or operational integrity of cryptocurrency assets could have a material adverse effect on our business, financial condition, and results of operations.

Fraud or misconduct by our directors, officers, employees, shareholders, business partners, customers or other third parties could harm our reputation and business and may be difficult to detect and deter.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, shareholders, business partners, customers or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases, and we may suffer significant reputational harm and financial loss for any fraud misconduct by any of these individuals. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

There is a risk that our directors, officers, employees, shareholders, business partners, customers or other third parties could engage in fraud or misconduct that materially and adversely affects our business. We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, shareholders, business partners, customers or other third parties could materially and adversely affect us and our investors. If any of our directors, officers, employees, shareholders, business partners, customers or other third parties were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

The international scope of our business exposes us to risks inherent in global operations.

We conduct our business on a global scale and we are focused on further expanding the international scope of our business and face the inherent risks associated with doing business on a global scale, including:

●	varied culture, trends and customer tastes in different countries and regions;

●	government policies and regulations that restrict our operations, including restrictions on access to our content and products;

●	effectively staffing and managing global operations;

●	navigating local customs and practices;

●	protecting and enforcing our intellectual property and other rights under varying legal regimes;

●	complying with applicable laws and regulations;

●	restrictions on the ability of our group companies to do business in foreign countries, including restrictions on foreign ownership, foreign investment or repatriation of funds;

●	higher-than-anticipated costs of entry; and

●	currency exchange rate fluctuations.

Adverse developments in any of these areas could have an adverse impact on our business, financial condition and results of operations.

The effects of, or our failure to comply with, applicable laws, regulations and government policies may disrupt our business, lower our revenues, increase our costs, reduce our profits, limit our growth, or damage our reputation.

Because we operate internationally and in various business sectors, we are subject to or affected by a variety of laws, regulations and government policies around the globe, including, among others, those related to censorship, real estate, hospitality services, intellectual property; defamation; publishing certain types of information; labor, employment and immigration; tax; payment and payment processing; anti-bribery, anti-corruption, and anti-money laundering; economic sanctions; marketing and advertising efforts; cybersecurity, data privacy, data localization, data transfers, and the handling of personal information; competition; climate and the environment; and health and safety. These laws, regulations, and government policies may be complex and change frequently and could have a range of adverse effects on our business. The compliance programs, internal controls, and policies we maintain and enforce may need to be updated regularly to keep pace with changing laws, regulations and government policies and may not prevent our associates, contractors, or agents from materially violating applicable laws, regulations, and government policies. The requirements of applicable laws, regulations, and government policies, our failure to meet such requirements (including investigations and publicity resulting from actual or alleged failures), or actions we take to comply with such requirements or investigations could have significant adverse effects on our results of operations, reputation, or ability to grow our business.

We may be subject to risks relating to litigation and regulatory investigations and proceedings, which could adversely affect our business, prospects, results of operations and financial condition.

From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations and proceedings by regulatory and other governmental agencies. We cannot assure you that we will not be subject to similar disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Actions brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations and prospects. The outcomes of actions we institute may not be successful or favorable to us. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our results of operations or financial condition as well as our ability to conduct our business as it is presently being conducted. Even if we are successful in defending ourselves against these actions, the defense may have an adverse impact on us as a result of legal costs and diversion of the attention of management and other personnel.

Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have a material and adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to effectively improve and scale our technical and data infrastructure.

Our ability to attract and retain customers is dependent upon the reliable performance and increasing capabilities and integration of our products and services and our underlying technical and data infrastructure. As our business grows in size, scope and complexity, and as legal requirements and customer expectations continue to evolve, we must continue to invest significant resources to maintain, integrate, improve, upgrade, scale and protect our products and technical and data infrastructure, including some legacy systems. Our failure to do so quickly and effectively, or any significant disruption in our service, could damage our reputation, result in a potential loss of customers or ineffective monetization of products or other missed opportunities, subject us to fines and civil liability or adversely affect our financial results.

We may experience disruptions or difficulties that could adversely affect our operations, which in turn may negatively impact our ability to manage our business, which could harm our business.

Security incidents and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

Our systems store and process confidential customer and employee and other sensitive personal and company data, and therefore maintaining our network security is of critical importance. In addition, we rely on the technology, systems and services provided by third-party vendors, including cloud-based service providers, for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery, administrative functions, including payroll processing and certain finance and accounting functions and other operations.

There could be attempts by malicious actors to breach our security and compromise our information technology systems. These actors, whether internal or external to us, may use a blend of technology and social engineering techniques, including denial of service attacks, phishing or business email compromise attempts intended to induce our employees, business affiliates and users to disclose information or unwittingly provide access to systems or data, ransomware and other techniques, to disrupt service or exfiltrate data. Information security threats are constantly evolving in sophistication and volume and attackers have used generative AI and machine learning to launch more automated, targeted, sophisticated and coordinated attacks against targets, increasing the difficulty of detecting and successfully defending against them. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature as a result of factors such as the high-profile nature of our business operations and the various jurisdictions in which we and our third-party providers operate; significant increases in remote and hybrid working; employee use of personal devices, which may not have the same level of protection as our devices and networks; and use of legacy software systems, among others. To date, no incidents have had a material adverse effect on our business, financial condition or results of operations.

In addition, our systems, and those of the third parties with which we work and on which we rely, may be vulnerable to interruption or damage that can result from the effects of power, systems or internet outages; natural disasters may occur more frequently or with more severity as a result of climate change; fires; rogue employees; public health conditions; acts of terrorism; or other similar events.

We have implemented controls and taken other preventative measures designed to strengthen our systems and to improve the resiliency of our business against such incidents and attacks, including measures designed to reduce the impact of a security incident at our third-party vendors. There can also be no assurance that the actions, measures and controls we have implemented will be effective against future attacks or that they will be sufficient to prevent a future security incident or other disruption to our network or information systems, or those of our third-party vendors, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, unauthorized access to or improper disclosure of personal data or other confidential information, or theft or misuse of our intellectual property, all of which could harm our reputation, require us to expend resources to respond to and recover from such a security incident or defend against further attacks, divert management’s attention or subject us to liability, or otherwise adversely affect our business. The costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover all losses related to any future incidents involving our data or systems.

Failure to comply with laws and regulations with respect to privacy, data protection and customer marketing and subscriptions practices could adversely affect our business.

Our business is subject to various laws and regulations with respect to the processing, privacy and security of personal data, as well our customer marketing and subscriptions practices.

Various laws and regulations of the jurisdictions in which we operate our business, govern the processing, privacy and security of the data we receive from and about individuals (personal data), including the European General Data Protection Regulation (GDPR) and ePrivacy Directive; California’s Customer Privacy Act and Customer Privacy Rights Act, the Personal Data Protection Commission of Singapore, the Personal Data (Privacy) Ordinance of Hong Kong, and others. Failure to protect personal data in accordance with these requirements, provide individuals with adequate notice of our privacy policies, respond to customer-rights related requests or obtain required valid consent where applicable, for example, could subject us to liabilities imposed by these jurisdictions.

In Europe and the UK, we are subject to the GDPR, which comprehensively regulates our use of personal data, including cross-border transfers of personal data out of the EEA and the UK. In relation to such cross border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

In addition, various laws and regulations of the jurisdictions in which we operate our business, govern the manner in which we market our products, including with respect to subscriptions, billing, automatic renewals and cancellation. These laws and regulations differ across jurisdictions and continue to evolve. These laws, as well as any changes in these laws or how they are interpreted, could adversely affect our ability to attract and retain customers.

There has been increased focus on and regulatory scrutiny related to laws and regulations governing privacy, data protection, customer marketing and subscriptions practices. These laws continue to evolve and are subject to potentially differing interpretations. Various legislative and regulatory bodies of the jurisdictions in which we operate our business, may expand such current laws or enact new laws in these areas. Existing and newly adopted laws and regulations with respect to the processing, privacy and security of personal data, and customer marketing practices or new interpretations of existing laws and regulations, have imposed and may continue to impose obligations that affect our business, place increasing demands on our technical infrastructure and resources, require us to incur increased compliance costs and cause us to further adjust our advertising, marketing, security or other business practices. As we continue these projects over the next several years, we may experience disruptions or difficulties that could adversely affect our business.

Any failure, or perceived failure, by us or the third parties upon which we rely to comply with laws and regulations that govern our business operations and our policies, could expose us to penalties or civil or criminal liability and result in claims against us by governmental entities, classes of litigants or others, regulatory inquiries, negative publicity and a loss of confidence in us by our users and advertisers. Each of these consequences could adversely affect our business and results of operations. From time to time, we are party to litigation and regulatory inquiry relating to these laws.

We are subject to payment processing risk.

We accept payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit, as well as alternative payment methods. We rely on third parties’ systems to process payments. Acceptance and processing of these payment methods are subject to differing domestic and foreign certifications, rules, regulations, industry standards, including credit card and banking policies, and laws concerning subscriptions, billing and payment, which continue to evolve. To the extent there are disruptions in our or third-party payment processing systems; errors in charges made to customers; material changes in the payment ecosystem such as large reissuances of payment cards by credit card issuers; or significant changes to certifications, rules, regulations, industry standards or laws concerning payment processing, our ability to accept payments could be hindered, we could experience increased costs or be subject to fines or civil liability, which could harm our reputation and adversely impact our revenues, operating expenses and results of operations.

In addition, we may experience fraudulent use of payment methods for subscriptions to our digital products. If we are unable to adequately control and manage this practice, it could result in inaccurately inflated customer figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm our reputation. If we are unable to maintain our fraud and chargeback rate at acceptable levels, our card approval rate may be impacted, and card networks could impose fines and additional card authentication requirements or terminate our ability to process payments, which would impact our business and results of operations as well as result in negative customer perceptions of our brands. We have taken measures to detect and reduce fraud, but these measures may not be or remain effective and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to our subscription processes, which could adversely affect our ability to add and retain audience.

The termination of our ability to accept payments on any major payment method would significantly impair our ability to operate our business, including our ability to add and retain audience and collect subscription and advertising revenues, and would adversely affect our results of operations.

Defects, delays or interruptions in the cloud-based hosting services we utilize could adversely affect our reputation and operating results.

We currently utilize third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of our computing and bandwidth needs. Any interruptions to these services could result in interruptions in service to our customers and our critical business functions, notwithstanding business continuity or disaster recovery plans or agreements that may currently be in place with these providers. This could result in unanticipated downtime and harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult, time consuming and costly to implement. In addition, if hosting costs increase over time or if we require more computing or storage capacity as a result of audience growth or otherwise, our costs could increase disproportionately.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We may not be able to successfully extend or renew our leases, specifically for our offices, upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We cannot assure you that we have sufficient insurance to cover all aspects of our operations. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We require comprehensive property and liability insurance policies for the hotel properties we operate with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain, or our or their ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, pandemics, or liabilities that result from incidents involving the security of information systems, may result in high deductibles, low limits, or may be uninsurable, or the cost of obtaining insurance may be unacceptably high. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels, or may not be successful in obtaining insurance at all. Further, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of any lost investment or in some cases could result in certain losses being totally uninsured. As a result, our operations, revenues and profits could be adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our securities. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

Natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases and any similar event could materially impact our business. If a disaster or other disruption were to occur in the future that affects the regions where we operate, our operations could be materially and adversely affected.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus, coronavirus or other disease. In recent years, outbreaks of COVID-19 resulted in quarantines, travel restrictions and the temporary closure of businesses and facilities worldwide. These events are beyond our control, and we cannot assure you that similar events will not happen in the future and our business and results of operations may not be adversely affected.

Exchange rate fluctuations could result in significant foreign currency gains and losses and affect our business results.

We earn revenues and incur expenses in foreign currencies in connection with our operations outside of the U.S. Accordingly, fluctuations in currency exchange rates may significantly increase the amount of U.S. dollars required for foreign currency expenses or significantly decrease the U.S. dollars we receive from foreign currency revenues. We are also exposed to currency translation risk because the results of our non-U.S. business are generally reported in local currency, which we then translate to U.S. dollars for inclusion in our Financial Statements. As a result, exchange rate changes between foreign currencies and the U.S. dollar affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a material negative effect on our financial results. To the extent that our international operations continue to grow, our exposure to foreign currency exchange rate fluctuations will grow.

We have adopted a share incentive plan and plan to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan, or the 2025 Share Incentive Plan, at the Closing, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under this plan, we will be authorized to grant options and other types of awards. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2025 Share Incentive Plan is initially 875,255, being 3% of the total number of Class A Ordinary Shares outstanding as of the Closing Date. See “Management — Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we plan to continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have a material and adverse effect on our financial condition and results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Risks Relating to Our Media Business

The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

Our ability to compete with our competitors in the media sector effectively depends on many factors both within and beyond our control, including among other things:

●	our ability to continue delivering a breadth of high-quality content that is timely, interesting and inspiring to our audience;

●	the popularity, usefulness, ease of use, format, performance, reliability and value of our digital media services, compared with those of our competitors;

●	the sustained engagement of our audience directly with our content, products and services;

●	our ability to develop, maintain and monetize our content, products and services;

●	our ability to provide advertisers with a compelling return on their investments;

●	our reputation and brand strength relative to those of our competitors;

●	our ability to reach new audience and customers worldwide;

●	the pricing model of our content, products and services;

●	our visibility on search engines and social media platforms, compared with the visibility of our competitors;

●	our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers or users in ways that may harm our brands;

●	our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

●	our ability to attract, retain and motivate talented employees, including editorial staff and creative directors, among other things, who are unique and in high demand; and

●	our ability to manage and grow our business in a cost-effective manner.

Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

The future growth and profitability for our print publications and digital media services depend upon our ability to retain, grow and effectively monetize our audience base worldwide.

We have invested and will continue to invest significant resources in our efforts to do so, including building a community around our magazines, diversifying channel of access, leveraging social media to publicize our content, attending events to develop relationships and promote our products and services, but there is no assurance that we will be able to successfully grow our audience base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing that could adversely affect our revenues, margin and profitability.

Our ability to attract and grow our audience base depends on the size of our potential audience and its sustained engagement directly with our content and products, including the breadth, depth and frequency of use. The size and engagement of our audience depends on many factors both within and beyond our control, including the size and speed of development of the markets for high-quality media and entertainment news and reviews; significant fashion, media and other events; user sentiment about the quality of our content and products; the free access we provide to our content; the format and breadth of our offerings; varied and changing customer expectations and behaviors; and our ability to successfully manage changes implemented by search engines and social media platforms or potential changes in the digital information ecosystem that affect or could affect the visibility of and traffic to our content, among other factors.

The size and engagement of our audience also depends in part on referrals from third-party platforms, including social media platforms and search engines, that direct customers to our content. These third-party platforms increasingly prioritize formats and content that are outside of our primary offerings and may vary their emphasis on what content to highlight for audience. This has caused, and may continue to cause, referrals from these platforms to our content to diminish. Additionally, search engine results and digital marketplace rankings are based on algorithms that are changed frequently, without notice or explanation. Any failure to successfully manage and adapt to changes in how our content, products and services are marketed, discovered, prioritized, displayed and monetized could cause our audience base to significantly diminish.

The size of the audience for our print publications may be affected as the media industry has transitioned from being primarily print-focused to digital and we do not expect this trend to reverse. We may be limited in our ability to prevent the resulting print revenue declines, particularly as our print products become more expensive relative to other media alternatives, including our digital products. If we are unable to offset revenue declines from print publications with other sources of revenue, or if the revenue declines at a faster rate than we anticipate, our operating results will be materially and adversely affected.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “Risks Relating to our Businesses and Industries in General — Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “Risks Relating to our Businesses and Industries in General — Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

The continuing shift in customer preference from print media to digital media, as well as growing customer engagement with digital media and social platforms, has introduced significant new competition for advertising. Our revenues from print advertising may decline over time as the media industry has transitioned from being primarily print-focused to digital. Print advertising revenue may decline more quickly than we anticipate, which could create additional pressure on our profitability.

We also offer digital advertising to our customers. We compete with companies with large digital platforms, which have greater audience reach, audience data and targeting capabilities than we do. These companies may command a large share in the context of digital advertising, and we anticipate that this will continue. In addition, there is increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, as well as audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates.

Significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, would have an adverse effect on our operating results.

Our print publications are printed and distributed under contracts with print and distribution partners worldwide. Our print partners rely on suppliers for deliveries of paper. The price of paper has historically been volatile, and its availability may be affected by various factors, including supply chain disruptions, transportation issues, labor shortages or unrest, conversion to paper grades other than paper and other disruptions that may affect production or deliveries of paper. A significant increase in the price of paper, or a significant disruption in our partners’ paper supply chain, would adversely affect our operating results.

Financial pressures, print publication industry trends or economics, labor shortages or unrest, changing legal obligations regarding classification of workers or other circumstances that affect our print and distribution partners and lead to reduced operations or consolidations or closures of print sites or distribution routes may increase the cost of printing and distributing our print publications, decrease our revenues if printing and distribution are disrupted and impact the quality of our printing and distribution. The geographic scope and frequency with which magazines are printed and distributed by our partners at times affects our ability to print and distribute our print publications and can adversely affect our operating results.

If we experience significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, our reputation and operating results may be adversely affected. Furthermore, if the audience base to our and other companies’ print products declines, our and our vendors’ fixed costs to print and deliver paper products are spread over fewer paper copies. We may be unable to offset these increasing per-unit costs, alongside decreasing print media audience base, with revenue from price increases, and our operating results may be adversely affected.

We depend on certain franchisees to produce and distribute our print publications.

We depend on our franchisees to produce and distribute print publications in many geographies and receive royalties from these licenses. We rely on these franchisees to maintain operational and financial control over their businesses. Should these franchisees fail to monitor and control their operations adequately or if our relationship with them is disrupted or changed to our detriment, our income from royalties will decline.

The agreements with our franchisees typically allow either party to terminate the relationship under certain conditions, including breaches of contractual obligations, failure to meet performance standards, or other specified events. If our franchisees choose to terminate these agreements, we could experience a loss of revenue, disruption in operations and damage to our brand reputation in the affected markets. Conversely, if we terminate the franchise agreements, we may face legal disputes and reputational harm. If circumstances required that an existing franchisee be replaced, we could face challenges in finding replacement franchisees and there can be no assurance that a replacement franchisee would be able to contribute the same resources as the prior franchisee in terms of management, production and distribution. The necessity to replace a franchisee and, in particular, an inability to replace a franchisee for any period of time would adversely affect our financial performance both directly, from reduced royalties received, and indirectly, from reduced sales of our products. Our brands may also suffer if, as a result, there is any delay or failure in the distribution of our content and products. Additionally, the termination of franchise relationships, whether initiated by us or our franchisees, could result in the closure of locations, reduced market presence and increased operational costs associated with transitioning ownership or management.

Although we regularly implement royalty reviews of our franchisees, there can be no assurance that they will properly report royalty income or that such reviews will reveal any non-compliance with the terms of the relevant franchisees. Even if errors are revealed, the resolution of such errors may prove to be time-consuming and expensive.

We may face business challenges and increased costs in our transition from a franchise business model to a direct ownership model in respect of our media business.

We operate our media business in a hybrid model of direct ownership and franchise business and we are in the process of transitioning from a franchise business model to a direct ownership model in certain countries and regions and expanding our network. While we believe that the direct ownership model can drive significant revenue growth for us in the future, the transition to the direct ownership model will require substantial financial resources for operational restructuring, developing or acquiring new expertise in managing operational risks, employee retention and training, building up knowledge base of local markets and development of marketing initiatives, among other things. There is no assurance that we will be successfully navigating through this transition and mitigating the gaps in operational capabilities, marketing expertise and customer relationship. Failure to transition successfully may lead to loss of our brand value, customer loyalty and market share, and therefore could have significant adverse effects on our business, financial condition and results of operations.

Risks Relating to Our Entertainment Business

The entertainment industry is highly competitive.

The entertainment industry is highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets.

Further, we believe the successful production and distribution of any movie project involves being able to secure qualified personnel to produce, finalize and market the project. Production requires qualified directors, writers, performers and a variety of technical persons to produce a final product. Once produced, it is necessary to distribute and market the project to a receptive public. We may not have the experience, history and reputation to attract qualified persons, who may be more inclined to work for a larger and more established company. It is also necessary to work with a distributor that will be capable of distributing the finished project to a suitable and receptive audience. The inability to locate and secure qualified professionals to produce, distribute and market our projects would have a severe, negative affect our business and ability to generate revenues.

The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

We generally participate in the production of a limited number of motion pictures each year. As such, the success or failure of a small number of these motion pictures could have a significant impact on our entertainment business segment and our results of operations in both the year of release and in subsequent years. The film industry is inherently unpredictable, and the success of any given film can be influenced by factors beyond our control, such as changing consumer preferences, competition from other entertainment offerings and broader economic conditions. In general, the economic success of a motion picture is largely determined by the appeal of the motion picture to a broad audience and by the effectiveness of the marketing of the motion picture. We cannot precisely predict the economic success of any of the motion pictures we produce because we cannot predict with certainty a motion picture’s acceptance by the public. If we do not accurately judge audience acceptance in selecting the motion pictures for production, or if the motion pictures are not effectively marketed, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a motion picture depends upon the public’s acceptance of competing motion pictures, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Additionally, delays in production or release schedules, which may arise due to, among other things, creative, technical, or regulatory challenges, can further impact the timing and financial contribution of films. Accordingly, our results may fluctuate significantly from year to year based on the box office performance, timing of releases and market reception of the limited number of films we produce at any given time and such factors render our historical financial results not indicative of our future performance.

Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

We incur significant costs and cash expenditures to acquire movie rights. Many of our agreements to acquire movie rights require up-front payments. We determine the amount of the payments or funding we are willing to make based on our estimate of the economic success of the motion picture. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the motion picture, actual results may ultimately differ from our estimates.

The production of motion pictures is subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. In addition, directors tend to hold substantial control over the production of motion pictures, and this may affect the producers’ ability to control the production schedule and budget. Further, when we co-produce in a motion picture, we generally have less control over the development and production processes.

We may be required to provide additional funding or advances to complete production of our motion pictures, for example if a motion picture incurs budget overruns during production. Such additional funding could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to recoup our funding as a result of increased costs from budget overruns. Increased costs may also delay the release of a motion picture to a less favorable time, which could negatively affect its box office performance and thus our revenue arising out of the motion picture and its overall financial success.

If a motion picture fails to perform to our original estimates or expectations, we may not be able to realize the expected economic return from that motion picture, fail to recoup advances we paid or funding we made or record accelerated amortization or fair value write downs of capitalized motion picture production costs. Any of these events may adversely impact our business, financial condition and results of operations.

Risks associated with our capacity as a co-producer of or financial investor in our films.

We co-produce (in a non-controlling position) or invest in film production, which exposes us to several risks. As a co-producer, we generally rely on the lead producer to manage key aspects of the movie production, including creative decisions, budgeting, casting, scheduling and distribution. We generally have a limited ability to influence or control critical elements of a movie project, and accordingly production outcomes for our co-produced movies may not fully align with expectations or objectives. Our strategic or financial interests may not align with those of the lead producers of our movies. The lead producer’s priorities, resources or decision-making processes may diverge from those of ours, which could potentially give rise to a misalignment or conflict of interests. Furthermore, we may have limited recourse in the event of mismanagement, delays or disputes with the lead producer, which could adversely impact the quality, timing and commercial success of the film. These could lead to increased uncertainty, reduced profitability and greater exposure to operational and financial risks in respect of our entertainment business.

The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

The costs to develop and produce a motion picture are substantial. We are required to fund our costs for motion picture-related activities and other commitments with cash retained from operations, as well as from bank and other borrowing and participation by other producers. If our motion pictures fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial funding in the production of new motion pictures or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

Moreover, the costs of producing motion pictures have increased in recent years and may further increase in the future, which may make it more difficult for a motion picture we produce to generate a profit. Also, compensation for star performers and other key creative personnel has been on the rise. As a result, there can be no assurance that revenue from our motion picture production would be sufficient to offset increases in the cost of production and distribution.

Industry changes in the entertainment industry may have a negative impact on our operations.

The entertainment industry, in general, is continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

Risks Relating to Our Hospitality Business

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

●	significant competition from hospitality providers in all parts of the world;

●	changes in the supply and demand for hotel services, including rooms, food and beverage and other products and services;

●	the financial condition of and relationships with hotel management companies and joint venture partners, including the risk that they may terminate or fail to comply with the relevant management or joint venture contracts or arrangements;

●	decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks;

●	increases in operating costs, including employee compensation and benefits, energy, insurance, food and beverage and other supplies;

●	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;

●	delays in or cancellations of planned or future development or refurbishment projects at hotels in our system;

●	cyclical over-building in the hospitality industry; and

●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development.

Any of these factors could (i) increase our costs or (ii) limit or reduce the prices we are able to charge, or (iii) otherwise affect our ability to maintain or operate existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

The hospitality market is highly competitive, and we may be unable to compete successfully.

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. Additionally, current or new competitors may introduce new business models or services that we may need to adopt or otherwise adapt to in order to compete, which could reduce our ability to differentiate our business or services from those of our competitors. Increased competition could result in a reduction in revenue, fewer attractive properties, higher costs or reduced market share.

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, we may not be able to compete successfully against current and future competitors.

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Our hotel portfolio consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore as of December 31, 2025. In March 2026, we acquired a hotel located at Tribeca, New York and renamed it into AMTD IDEA Tribeca Hotel. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

We may acquire, renovate and/or re-brand hotels in new or existing geographic markets.

We acquired a hotel at Tribeca, New York in March 2026 and renamed it into AMTD IDEA Tribeca Hotel. We also entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia, and entered into a sale and purchase agreement to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia, each in December 2025. These acquisitions are not completed at the date of this report.

Acquisitions of hotel properties present unique and significant risks that may adversely affect our business, financial condition, and results of operations.

The physical and other condition of acquired properties may not meet our standards or customer expectations, necessitating substantial capital expenditures for renovations, upgrades, or compliance with our operational requirements. The costs of such renovations or improvements may exceed our estimates, and the timing of such work may be delayed by factors outside our control, including permitting, supply chain disruptions, or labor shortages. During periods of renovation or rebranding, properties may need to close rooms or facilities, which can further reduce revenue and profitability.

We may also face challenges in integrating acquired properties into our existing portfolio, including aligning operational practices, technology systems, and employee training with our standards. The success of any acquisition or rebranding depends in part on our ability to retain and motivate key employees, maintain service quality, and preserve relationships with customers, suppliers, and other stakeholders. Failure to effectively manage these integration risks could result in diminished guest satisfaction, reputational harm, or the loss of business opportunities.

Rebranding or the transition of a property from an existing brand to our brand, or the assumption of management from a third party, may result in operational disruptions, loss of key personnel, or adverse reactions from customers, employees, or business partners. Customers and business partners may have established loyalty to the prior brand, and may not be familiar with, or may not prefer, our brand or service standards. As a result, the property may experience a decline in occupancy, average daily rate, or overall revenue during and after the transition period. We may be required to invest significant resources in marketing, advertising, and promotional activities to reposition the property and build brand awareness, and there can be no assurance that these efforts will be successful or that the property will achieve anticipated performance levels.

When we acquire a hotel that is operated under a third-party management or franchise agreement, we may be required to negotiate the termination or assignment of such agreements, which may involve substantial costs, legal disputes, or delays. In some cases, existing management or franchise agreements may contain restrictive provisions, termination fees, or non-compete clauses that limit our ability to promptly rebrand or reposition the property under one of our brands, or may require us to operate the property under the prior brand for a period of time, thereby delaying the realization of anticipated synergies or strategic objectives.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. We may encounter unfamiliar local market dynamics, including differences in customer preferences, demand patterns, competitive landscapes, and economic cycles, which may not align with our historical experience or expectations. Our ability to accurately assess market potential, set appropriate pricing strategies, and forecast performance may be impaired, increasing the likelihood of underperformance relative to our projections. Furthermore, we may face challenges in navigating complex or unfamiliar regulatory environments, including local laws and regulations governing land use, zoning, labor, health and safety, environmental compliance, licensing, and taxation. These regulatory requirements may be subject to frequent changes or inconsistent enforcement, and our lack of established relationships with local authorities or business partners may hinder our ability to obtain necessary permits, approvals, or licenses in a timely manner. Additionally, operational practices, labor markets, and supply chain logistics may differ substantially from those in markets where we have prior experience, potentially resulting in inefficiencies, higher operating costs, or difficulties in maintaining our brand standards and service quality. Cultural differences, language barriers, and variations in business customs may further complicate integration efforts and employee training, and may impact our ability to attract, retain, and motivate qualified personnel. Any failure to effectively manage these risks associated with entering new geographic markets could result in delays, increased costs, reputational harm, or the inability to achieve anticipated returns on investment, thereby materially and adversely affecting our business and growth prospects.

The acquisition of properties may expose us to unknown or contingent liabilities, including claims or disputes arising from prior operations, unresolved litigation, or non-compliance with laws and regulations. We may not be fully indemnified for such liabilities, and the discovery of material issues post-acquisition could result in significant financial losses or operational disruptions.

The competitive environment for acquiring hotel properties is intense, and we may be required to pay premium prices or agree to less favorable terms in order to secure attractive assets, particularly those managed by well-known brands. There can be no assurance that we will be able to achieve our expected returns on investment, or that acquired properties will perform in accordance with our projections. If acquired or rebranded hotels fail to achieve anticipated results, or if integration and transition costs are higher than expected, our business, financial condition, and results of operations could be materially and adversely affected.

Risks relating to the management of our hotels could hurt our financial performance.

Our hotel managers have the authority to direct our hotels to be operated in a particular manner and to govern the daily operations of our hotels. As a result, our financial condition and results of operations are largely dependent on the ability of our hotel managers to operate our hotel properties successfully. Any failure by our hotel managers to provide quality services and amenities or to maintain and protect a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition and results of operations.

We cannot assure you that our hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If we are unable to reach satisfactory results through discussions and negotiations with our hotel managers regarding issues with the management of our hotels, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our manager

Risks Relating to Our Securities

The Warrants are exercisable for Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. The Warrants may never be in the money, and they may expire worthless.

Warrants to purchase an aggregate of 16,220,000 Class A Ordinary Shares are exercisable in accordance with the terms of the Warrant Agreement governing those securities. The Warrants are exercisable 30 days after the completion of the Business Combination. The exercise price of the Warrants is US$11.50 per share. To the extent the Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that the Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants. Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price of our securities and their trading volume could decline significantly.

The trading market for Class A Ordinary Shares the Warrants will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our securities could decrease, which might cause their price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity of our securities could be negatively impacted.

Future resales of Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of the Class A Ordinary Shares to drop significantly, even if our business is doing well.

Subject to the AMTD Lock-up Obligations, the Selling Securityholders can sell, pursuant to Resale Registration Statement, up to (i) 57,401,944 Class A Ordinary Shares constituting approximately 88.7% of the total issued and outstanding ordinary shares of The Generation Essentials Group (assuming exercise of all outstanding Warrants), and (ii) 11,120,000 Warrants, representing approximately 68.6% of our outstanding Warrants. Subject to the AMTD Lock-up Obligations, AMTD Digital, AMTD IDEA Group, AMTD Group Inc. can sell all Ordinary Shares beneficially owned by them, pursuant to Resale Registration Statement, being 37,756,286 Class A Ordinary Shares (including (i) 18,470,375 Class A Ordinary Shares and (ii) 19,285,911 Class A Ordinary Shares issuable upon the conversion of 19,285,911 Class B Ordinary Shares beneficially owned by AMTD Digital Inc.), and constituting approximately 58.4% of our issued and outstanding Ordinary Shares and represented 93.8% of the aggregate voting power of our total issued and outstanding share capital (assuming exercise of all outstanding Warrants), so long as the registration statement is available for us. These shares were acquired at prices significantly below the current trading price of the Class A Ordinary Shares.

Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the Registered Securities due to the lower price at which they acquired the Registered Securities compared to other public investors and may be incentivized to sell the Class A Ordinary Shares or Warrants when others are not. For example, based on the closing price of the Class A Ordinary Shares and Warrants as referenced above, holders of the Sponsor Shares may experience a potential profit of up to US$1.1935 per share on the Sponsor Shares; holders of the AMTD Shares may experience a potential profit of if the price of the Class A Ordinary Shares exceeds US$7.50; South Horizon Oceans (Group) Co. Inc. and Radisson Everton Venture Fund may experience a potential profit  on their Legacy Shares if the price of the Class A Ordinary Shares exceeds US$15.70 per share and US$15.70 per share, respectively; and the Sponsor may experience a potential profit on the Sponsor Warrants if the price of the Class Ordinary Shares exceeds US$11.50 per share. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.

Our shareholders may also sell large amounts of our securities in the open market or in privately negotiated transactions pursuant to Rule 144 under the Securities Act, if available. Any future resale by our shareholders could have the effect of increasing the volatility in the price of our securities or putting significant downward pressure on the price of our securities.

A market for the Class A Ordinary Shares both on the NYSE and LSE may not develop, which would adversely affect the liquidity and price of the Class A Ordinary Shares. The price of our securities may be volatile, and the value of our securities may decline.

Although our Class A Ordinary Shares are listed both on the NYSE and LSE, an active trading market for the Class A Ordinary Shares may never develop or, if developed, may not be sustained. You may be unable to sell your Class A Ordinary Shares unless a market can be established and sustained.

The trading prices of the Class A Ordinary Shares and the Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws and regulations affecting our business, our customers or our industries;

●	announcements of new offerings and expansions by us or our competitors;

●	our ability to continue to innovate and bring new offerings to market in a timely manner;

●	our involvement in actual or potential disputes, litigation or regulatory investigations;

●	negative publicity about us, our offerings or our industries;

●	changes in our senior management or key personnel;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lock-up releases;

●	general economic, political, regulatory, industry, and market conditions; and

●	natural disasters or major catastrophic events.

●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for the Class A Ordinary Shares and Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of the Class A Ordinary Shares and Warrants. Following periods of high volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of the Class A Ordinary Shares and Warrants, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If we are a passive foreign investment company (“PFIC”) for any taxable year, U.S. Holders could be subject to significant adverse U.S. federal income tax consequences.

There can be no assurance that we will not be a PFIC for any taxable year. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes for a taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not currently expect to be a PFIC for the taxable year ending December 31, 2025 or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually after the close of each taxable year on the basis of the composition of our income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be a PFIC for any taxable year.

For a more detailed discussion of the PFIC rules and the risks and adverse tax consequences of PFIC status to U.S. Holders of the Class A Ordinary Shares or Warrants, see “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plan. We may also raise capital through equity financings or equity-linked in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Class A Ordinary Shares to decline.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, applicable stock exchange rules and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses that we did not incur as a private company. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase our post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations will increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our securities less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market and share price for our securities may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you currently receive about Black Spade II or that you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We have no experience operating as a stand-alone public company.

The Generation Essentials Group was incorporated in February 2023 as a subsidiary of our Controlling Shareholder. However, we have no experience conducting our operations as a stand-alone public company. Prior to our listing in December 2025, our Controlling Shareholder has provided us with financial, administrative, human resources and legal services, and also has provided us with the services of a number of its executives and employees. We expect our Controlling Shareholder to continue to provide us with certain support services, but we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder. To the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, as a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a stand-alone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

We may have conflicts of interest with our Controlling Shareholder and its affiliates and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Our Controlling Shareholder has significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to our securityholders and may prevent us from pursuing transactions that would be beneficial to our securityholders. Conflicts of interest may arise between our Controlling Shareholder or its affiliates and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members or executive officers may have conflicts of interest. Our chief executive officer, Giampietro Baudo, is the chief executive officer of AMTD Digital Inc. and AMTD IDEA Group. Our chief financial officer, Samuel Chau, is the chief financial reporting officer of our Controlling Shareholder. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD Digital Inc. and AMTD IDEA Group. Also, Joanne Shoveller is an independent director of AMTD Digital Inc. and Raymond Yung is an independent director of AMTD IDEA Group. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Intellectual Property License Agreement. We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. under a license agreement with AMTD Group Inc. The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either us or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. AMTD Group Inc. may refuse to renew this license agreement or elect to terminate it upon our default. AMTD Group Inc. may not perform its obligations under this agreement in our best interest, or at all, and may act in a way that is detriment to our business interest.

●	Sale of shares or assets in our company. Our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its affiliates under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our securities.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

●	Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of NYSE Listed Company Manual, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy.

We are an exempted company incorporated in the Cayman Islands and as a foreign private issuer. NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from corporate governance listing standards applicable to domestic U.S. companies.

The Generation Essentials Group is a “controlled company” under NYSE Listed Company Manual because the Controlling owns more than 50% of our total voting power. For so long as The Generation Essentials Group remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from applicable corporate governance rules.

As a foreign private issuer and a “controlled company”, The Generation Essentials Group is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under NYSE Listed Company Manual. We are currently relying on the exemptions under (i) and (iv) and we may rely on additional exemptions available to foreign private issuers and as a “controlled company.”

As a result, you may not be provided with the benefits of certain corporate governance requirements of applicable to companies that are subject to these corporate governance requirements.

The characteristics of the U.S. capital markets and the U.K. capital markets are different

The NYSE and LSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares might not be the same, even allowing for currency differences. Because of the different characteristics of the U.S. and the U.K. equity markets, the historic market prices of our Class A ordinary shares may not be indicative of the performance of our securities going forward.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or U.K. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States or the United Kingdom. A majority of our officers and directors reside outside the United States or the United Kingdom. and a substantial portion of the assets of those persons are located outside of the United States or the United Kingdom. As a result, it may be difficult for investors to effect service of process within the United States or the United Kingdom upon our directors or officers, or to enforce judgments obtained in the United States courts or United Kingdom courts against our directors or officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities and Agent for Service Of Process in the United States.”

Our corporate affairs are governed by the Amended Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, list of directors, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the Amended Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and the United Kingdom. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or the United Kingdom. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Differences in Corporate Law.”

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of our securities after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that our securities will appreciate in value or that their market price will not decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may consider beneficial.

We have a dual-class voting structure such that our ordinary shares will consist of Class A Ordinary Shares and Class B ordinary shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares will be entitled to one vote per share and each holder of Class B Ordinary Shares will be entitled to 20 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person other than Dr. Calvin Choi or any other person designated by Dr. Calvin Choi, each such Class B Ordinary Share will automatically and immediately convert into one Class A Ordinary Share.

As of the date of this annual report, AMTD Digital holds all of the Class B Ordinary Shares, constituting 39.8% of the total outstanding Ordinary Shares and 77.5% of our total voting power. AMTD Digital (and therefore Our Controlling Shareholder) has considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transaction, which could have the effect of depriving the holders of Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The dual listing of our equity securities in different markets is costly to maintain and may result in price variations, which may adversely affect the price of our ordinary shares.

Our Class A ordinary shares trade on both the NYSE and the LSE under the ticker symbol “TGE”. Maintaining dual listings may generate additional costs, including legal, accounting, investor relations, and other expenses that we would not incur if we were listed only on a single market. In addition, price variations between these two markets may result from the dual listing. Trading in Class A ordinary shares on these markets, respectively, is in different currencies, with U.S. dollars on the NYSE and Pound Sterling on the LSE, and at different times as a result of different time zones, different trading days and different public holidays in the United States and the United Kingdom. Given these and other factors, such as differences in exchange rates, our Class A ordinary shares may trade at different prices on NYSE and LSE, respectively. Furthermore, market influences in one market may influence the price in the other. All of the foregoing factors may adversely affect the price of our Class A ordinary shares.

Our dual-class voting structure may render Class A Ordinary Shares and Warrants ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of such securities.

Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of Class A Ordinary Shares and Warrants in such indices, which could adversely affect the trading price and liquidity of such securities.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions thereof. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

The choice-of-forum provision limits a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Item 4.	Information on the Company

A.	History and Development of the Company

In April 2022, AMTD IDEA Group acquired 100% of the equity interests in L’Officiel Inc. SAS, which then owned the business unit of “L’Officiel.” In January 2023, AMTD Digital Inc. completed the acquisition of 96.1% of the equity interests in WME Assets Group (formerly known as AMTD Assets Group), which holds premium whole building properties and provide hospitality services in Hong Kong and Singapore.

On February 7, 2023, The Generation Essentials Group was incorporated as an exempted company with limited liability in the Cayman Islands.

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.”

From October 2024 through November 2024, a series of reorganization steps (collectively, the “TGE Reorganization”) were taken to establish The Generation Essentials Group as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into The Generation Essentials Group.

In March 2025, we changed our corporate name from “World Media and Entertainment Universal Inc.” to “The Generation Essentials Group.”

On June 4, 2025, The Generation Essentials Group consummated a business combination with Black Spade II, pursuant to the Business Combination Agreement.

On the Closing Date and immediately prior to the Merger Effective Time, the Amended Articles took effect and The Generation Essentials Group re-designated:

●	each ordinary share of The Generation Essentials Group (other than non-voting ordinary shares) that is not held by AMTD Digital into one Class A Ordinary Share;

●	each ordinary share of The Generation Essentials Group (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B Ordinary Share; and

●	each non-voting ordinary share of The Generation Essentials Group into one Preferred Share.

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, The Generation Essentials Group effected a share consolidation or subdivision such that:

●	each Class A Ordinary Share will be consolidated or divided into a number of Class A Ordinary Shares equal to the Adjustment Factor;

●	each Class B Ordinary Share will be consolidated or divided into a number of Class B Ordinary Shares equal to the Adjustment Factor; and

●	each Preferred Share will be consolidated or divided into a number of Preferred Shares equal to the Adjustment Factor,

(such actions, collectively, the “Recapitalization”).

At the Merger Effective Time and as a result of the Merger:

●	each BSII Class B Ordinary Shares that was issued and outstanding immediately prior to the Merger Effective Time was automatically cancelled in exchange for the right to receive one Class A Ordinary Share;

●	each BSII Class A Ordinary Share that was issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that were treasury shares, validly redeemed shares or BSII Dissenting Shares was cancelled in exchange for the right to receive one Class A Ordinary Share);

●	each BSII Class A Ordinary Share that was held as a treasury share was cancelled and ceased to exist;

●	each issued and outstanding BSII Class A Ordinary Share that was validly redeemed was cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

●	each issued and outstanding BSII Class A Ordinary Share that was held by any person who had validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act was cancelled and carried no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

●	each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II was exchanged for a Warrant.

On the Closing Date, The Generation Essentials Group issued (i) 6,004,126 Class A Ordinary Shares to then holders of Class A ordinary shares of Black Spade II; 16,220,000 Warrants to then holders of BSII Public Warrants and BSII Private Warrants; and 23,171,033 Class A Ordinary Shares, 19,285,911 Class B Ordinary Shares and 6,343,056 Preferred Shares to then existing shareholders of The Generation Essentials Group.

On June 5, 2025, Class A Ordinary Shares and Warrants commenced trading on the NYSE and NYSE American under the symbols “TGE” and “TGE WS”, respectively.

In July 2025, we, along with AMTD IDEA Group and AMTD Digital Inc. announced our intention to implement a business expansion and acquisition strategy targeting sectors with strategic adjacency. This strategy may involve us sponsoring and listing a series of SPACs, each of which would seek to undertake “de-SPAC” business combinations with acquisition targets to be identified in due course. Each such business combination would represent a platform extension, positioning us to accelerate growth in areas beyond our current core competencies, thereby creating synergies and enhancing overall shareholder value in an accretive manner. In furtherance of this strategy, we are acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at US$10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of US$150,000,000.

In August 2025, we, along with AMTD IDEA Group and AMTD Digital Inc., jointly announced our plan to initiate of a cryptocurrency conversion program (the “AMTD Cryptocurrency Conversion Program”). Under this program, each of the listed companies may offer to exchange newly issued ordinary shares (including in the form of American depositary shares) for certain cryptocurrencies, including but not limited to Bitcoin (BTC), Ethereum (ETH), Tether (USDT), BNB (BNB), and USD Coin (USDC). It is intended that such exchanges will be conducted with interested cryptocurrency holders at mutually agreed pricing, determined by prevailing market valuations and subject to all applicable laws and regulations. In addition, we are in the process of evaluating and exploring options and opportunities in the tokenized crypto assets segment. In August 2025, we, together with AMTD IDEA Group and AMTD Digital Inc. jointly announced that cryptocurrencies would become an essential component of the three companies’ war chest of liquid fund. Specifically, the portfolio of crypto assets we may build would prioritize Bitcoin, Ethereum, and Tether. We also intends to branch into and focus on cryptocurrency-related opportunities and developments and is in the process of evaluating and exploring options and opportunities in the tokenized crypto assets segment.

In November 2025, we entered into an agreement to acquire the Ritz Carlton Hotel, located in Perth, the vibrant capital city of Western Australia. As part of a landmark development at the Elizabeth Quay, this riverfront Ritz Carlton Hotel comprises 205 luxury rooms, a restaurant and lounge, a bar, a spa complex, an infinity pool, a fitness center and event rooms. It offers stunning views of the Swan River and Kings Park, providing guests with a contemporary interpretation of local culture, history, and cuisine, and connecting them to Perth’s rich lifestyle. Also in November 2025, we entered into a definitive agreement to acquire a hotel in Kuala Lumpur. The hotel is located in Kuala Lumpur’s main commercial and business district and is connected via a link bridge to Sunway Putra Mall and the Putra World Trade Centre. It offers over 128 hotel rooms, a fully equipped gym, a library, and a rooftop infinity pool on the 37th floor that provides stunning, panoramic views of the Kuala Lumpur city center skyline. Closing of these deals is subject to customary closing conditions and have not occurred as of the date of this annual report.

On December 10, 2025, our Class A ordinary shares were admitted to the equity shares (commercial companies) category of the official list of the UK Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities under the ticker symbol “TGE”.

In March 2026, we acquired a hotel in New York City, Tribeca at a total consideration of US$69 million. Located at 39 6th Ave, New York, NY 10013, the property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House.

The Generation Essentials Group was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands. The mailing address of our principal executive office is 66 rue Jean-Jacques Rousseau, 75001 Paris, France, and its phone number is +33 (0) 1 7673 2800. Our corporate website address is https://www.thegenerationessentials.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

Our Business

We are a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as hospitality and F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, we offer a holistic media and entertainment experience and lifestyle to millions of people around the world.

●	Media. We are the publisher of prominent print publications and digital content, including L’Officiel, The Art Newspaper and DigFin.

●	Entertainment. We are a producer and investor of movies, with proven ability in identifying and sourcing films with high box office potential.

●	Hospitality and VIP services. We hold premium whole building properties and provide hospitality services worldwide.

●	IP extended business. We operate IP extended business, including in the area of F&B, leveraging the power of our brands and the extensive library of contents and IP we have amassed.

●	Cultural connector and exchange business. We host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship.

We also conduct strategic investment business and hold equity investment in two major Chinese regional banks.

Media

We have developed a worldwide reputation for the quality and creativity of our publications. Today, we reach large, diverse audience through our printed publications and digital contents.

We are the publisher of prominent publications L’Officiel and The Art Newspaper and we own DigFin, a digital content platform. L’Officiel and The Art Newspaper publish print editions in a total of 31 countries and territories and digital contents to an even wider scope of readers globally, while our DigFin is a website for information on digital finance, FinTech, and digital assets in Asia.

Our major source of revenue for the media segment was derived from the sale of advertising spaces in our publications. We also generated revenue from the circulation of our publications. The balance of our media revenue is generated by our other operations related to publications and live events.

L’Officiel

L’Officiel was first published under the name L’Officiel de la couture et de la mode de Paris in France in 1921. Since 2022, it has been marketed under and by reference to  the mark. It has been referred to as “the Bible of fashion and of high society.” It is internationally present in 30 countries and territories and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, movies, arts and lifestyles.

As of the date of this annual report, L’Officiel has accumulated close to 30 million followers on social media worldwide, with more than 15 million website page views and 9.2 million global website users.

A men’s edition called L’Officiel Hommes is also in issue and was first launched in 1977. Other titles published include L’Officiel Art, the art-focused issue, and La Revue des Montres, a luxury watch review, and L’Officiel Movies, the movie-focused issue.

The magazine has close to 56 different international editions, including international editions for France, Italy, the U.S., Chinese mainland and Hong Kong SAR, Singapore, Malaysia, Japan, Korea, Vietnam, Thailand and Philippines that provide coverage over Europe, North America, South America, Africa and Asia. We intend to allocate resources to expand L’Officiel geographically so we continue to have the front-row view of what is happening in the fashion industry around the world. Most recently, we launched L’Officiel Mexico, L’Officiel Canada, L’Officiel Hommes Canada, and L’Officiel Australia, L’Officiel Hommes Hong Kong, and L’Officiel Hommes Asia.

We directly publish digital versions of local editions curated by local editorial teams. These digital versions cover a wider range of audience as compared with the prints. These digital versions offer both free content and premium, subscription-only content. We also provide live reporting at events and real-time and interactive information through multimedia platforms including Instagram, LinkedIn, Facebook, YouTube, Threads and X so that our readers remain at the forefront of their areas of interests

The Art Newspaper

First published in 1990 and with offices in London and New York, The Art Newspaper positions itself as the international publication of record for the art industry and a prominent art world source with an authoritative roster of global correspondents covering the art market, technology, museums, exhibitions, books, films and social media. The publication operates as the journal of record for the art world by covering international art events as the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Singapore Art Week, etc.

DigFin

Establishment in 2017, DigFin provides contents and insights on digital finance, FinTech, and digital assets. It offers both timely news and in-depth reviews in digital finance sectors covering banking and payments, asset and wealth management, insurance, capital markets, and environmental, social and governance topics. DigFin also operates a podcast program named DigFin VOX which provides audio stories and interviews in digital finance, FinTech, and digital assets. DigFin offers quality content free of charge and we primarily generate advertising income from DigFin.

DigFin organized the “DigFin Innovation Awards” to recognize best companies and solutions in the world of digital finance. The award has been viewed as one of the most prestigious awards in digital finance and FinTech in Asia.

Forkast Labs

We are a seed investor of Forkast Labs (previously named Forkast.News), which is a global data, media, and web3-infrastructure company.

Forkast Labs meticulously indexes the decentralized web, diligently organizing its abundant multi-chain data to enhance usefulness through creative UI, empowering individuals to seamlessly join the thriving digital economy. The esteemed team of journalists of Forkast Labs imparts data-driven clarity to the ever-evolving realm of web3.

Direct Ownership Model

In contrast to many of the international media brands that adopt primarily the franchising model, we implement a direct ownership model for L’Officiel and The Art Newspaper in major countries and regions around the world so we are able to promote our values across an overall ecosystem under a unified global brand philosophy. Simultaneously, we are nurturing partnerships with franchisees in other regions to facilitate expansion and enhance diversity within our overall ecosystem of content. Since 2022, we have converted L’Officiel’s then existing businesses in Singapore, Malaysia and Philippines from a franchise licensee model to a direct ownership model. As of the date of this annual report, L’Officiel’s operations in the U.S., Italy, France, Hong Kong, Singapore, Malaysia, Philippines and Japan as well as the operations of The Art Newspaper in the United States, the United Kingdom, France and Hong Kong are conducted under our direct ownership model, while the remaining regions in which L’Officiel and The Art Newspaper has a presence, respectively, are run by our franchisees.

Franchise

While we manage the publication of L’Officiel and The Art Newspaper in key geographies under the direct ownership model, we also adopt franchise arrangements and work with local franchisees to allow us to expand more efficiently and build greater local relevance and appeals in other regions.

Our franchisees are granted the license to utilize the broad repertoire of global content developed by our central editorial team and they then select and syndicate content for the relevant regional issues based on this central library. Our franchisees also contribute to our library content they own for the use of other publishers for a fee.

Our franchisees are subject to the same set of editorial principles and guidelines as our central and regional editorial teams. Our central and regional editorial teams also hold regular discussions with franchisees and review editorial quality of their titles to ensure compliance with guidelines and consistency. Provided that the publication complies with our printing and editorial standards, our franchisees select and work with their own suppliers and printers for production and distribution.

Franchisees typically pay us a fixed amount of licensing fees annually and are also required to share a certain percentage of their revenues with us if the revenues hit a pre-determined target.

Advertising

We provide customary sale of advertising spaces in our printed publications. We also offer a variety of digital advertising products and services, from traditional digital display advertisements and performance marketing arrangements to new advertising products and services developed in response to evolving digital advertising trends, allowing advertisers to target users based on intent.

With an online and offline audience of millions and backed by our technology architecture, we are able to gain invaluable cross-platform insights into their preferences which we believe is a key competitive advantage for us to create customized and targeted advertising campaign.

Our experienced creative team designs tailor-made creative and unique promotions for our advertising customers that suit their advertising needs as well as the marketing strategies of different brands and products, aiming to create talk-of-the-town promotions with a strong impact on the target end customers of our advertising customers. A variety of value-added services is available, including creative content design services, event management and joint promotion events.

Leveraging our multi-segmented operations and comprehensive media and entertainment platform, particularly our movie production business, we have adopted, and will continue to implement, the strategy to cross-sell to our advertising customers to incrementally place advertisements in other contents, products and services that we provide. We will continue to expand the scope of our value-added advertising services and integrated marketing solutions so that we can develop new business opportunities and generate revenues from different channels. For example, we distribute our publications in all guest rooms and facilities of our hotels and promote our hospitality services to other participants of our ecosystem. We offer a bundled advertisement package of L’Officiel and The Art Newspaper to luxury brands, which incentivizes them to order joint advertisements. We also leverage our operation in the entertainment industry and offer additional advertising solutions from our media business to advertising customers who desire to gain access to movie audience.

We have a broad and diverse advertiser base and our advertising revenues are not reliant on any single industry sector or company, but rather are supported by a wide variety of international, national and local companies and industries.

Entertainment

We operate in the movie production sector having produced various Asia-focused blockbuster movies. As of the date of this annual report, We have partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$761 million. We believe we are well positioned to capture opportunities in the large and fast-growing film industry. Movies we have invested in and produced have accumulated large box office receipts, demonstrating our ability in identifying and sourcing films with high box office potential. We have built our reputation and resources in the media and entertainment industries and partnered with Asian and international film producers, directors and casts. We have and aim to continue to attract promising film projects from established domestic and international industry participants.

We also intend to utilize our film production know-how, intellectual property and growing portfolio of film entertainment to produce and diversify into different entertainment formats, such as television series.

IP Extended Businesses

We debuted the L’OFFICIEL COFFEE shop in Tokyo, Japan and recently announced its second location in Macau and a third shop in New York.

We also opened the first L’OFFICIEL BAR in Omotesando, Tokyo in October 2025. Located on the third floor of the first L’OFFICIEL COFFEE, the bar offers a diverse menu of L’Officiel dining concepts, including cocktails, snacks, and special menus.

Hospitality and VIP Services

We hold premium whole building properties and provide hospitality services. We focus on and specialize in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services worldwide, with plans for further global expansion.

iclub AMTD Sheung Wan Hotel

We own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters.

Dao by Dorsett AMTD Singapore

We own a majority interest in Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters.

AMTD IDEA Tribeca Hotel

In March 2026, we acquired a hotel in New York City, Tribeca at a total consideration of US$69 million and renamed it into AMTD IDEA Tribeca Hotel. Located at 39 6th Ave, New York, NY 10013, features 151 spacious rooms and suites, along with a full fitness center, 5,000 square feet of retail space, and convenient subway access. The property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House.

Upper View Regalia Hotel in Kuala Lumpur, Malaysia

We entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia. The hotel is situated in the heart of Kuala Lumpur’s vibrant commercial and business district, providing convenient pedestrian access to both Sunway Putra Mall and the Putra World Trade Centre. The hotel comprises over 128 rooms and a range of amenities, including a fully equipped gym, a library, and a stunning rooftop Infinity Pool, and an award-winning restaurant. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

The Ritz Carlton Hotel Perth, Australia

We entered into a sale and purchase agreement to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia. The property is a luxurious 5-star hotel as a whole building situated on the Elizabeth Quay waterfront. The hotel features 205 elegantly appointed guest rooms and suites, each with floor-to-ceiling windows that offer stunning views of the river, skyline, and urban parks. The hotel provides sophisticated amenities, including a rooftop bar and a river-view infinity pool, while its culinary experiences showcase the finest local ingredients from Western Australia. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

Other property

We own two units in a property located in New York, New York. The property is a high-rise luxury building situated in a major metropolitan area, and represents one of our premium asset investments. One of the units is mortgaged to East West Bank in relation to loan facilities in the original principal amount of US$11.2 million.

Investment

We hold equity investments in two major Chinese regional banks, Bank of Qingdao Co., Ltd (Hong Kong Stock Exchange stock code: 3866; Shenzhen Stock Exchange stock code: 002948) and Guangzhou Rural Commercial Bank Co., Ltd (Hong Kong Stock Exchange stock code: 1551). We also hold an investment in AMTD Digital Inc.

Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Strategic Expansion through SPAC Initiative

In July 2025, we announced our intention to implement a business expansion and acquisition strategy targeting sectors with strategic adjacency. This strategy may involve us sponsoring and listing a series of SPACs, each of which would seek to undertake “de-SPAC” business combinations with acquisition targets to be identified in due course. Each such business combination would represent a platform extension, positioning us to accelerate growth in areas beyond our current core competencies, thereby creating synergies and enhancing overall shareholder value in an accretive manner. In furtherance of this strategy, we are acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at US$10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of US$150,000,000.

Sales and Marketing

In respect of our media business, we devote significant resources to strengthen the leadership and market recognition of our publications and develop and maintain relationships with our advertising customers, which are mainly brand advertisers and advertising agencies. Our sales efforts primarily focus on the sale of advertising spaces in our publications to brand advertisers and advertising agencies as well as other advertising solutions such as event organization. We also devise marketing campaigns online and offline and work closely with distributors to expand our readership and promote subscription of our publications. Currently, the advertising sales team dedicated to the media segment, and is divided into regional sub-teams focusing on different sales territories, namely, Europe, the U.S. and Southeast Asia with a view to maintaining proximity with our advertising customers.

We also exploit synergies across our different business segments and we utilize cross selling to improve the effectiveness of our marketing strategy and maximize the commercialization opportunities of the contents we produce. For example, we distribute our publications in all guest rooms and facilities of our hotels and promote our hospitality services to other participants of our ecosystem. We offer a bundled advertisement package of L’Officiel and The Art Newspaper to luxury brands, which incentivizes them to order joint advertisements. We also leverage our operation in the entertainment industry and offer additional advertising solutions from our media business to advertising customers who desire to gain access to movie audience.

Seasonality

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels. We do not observe any material seasonality with respect to the other business segments.

Intellectual Property

We own or have the right to use to valuable intellectual property which include:

●	trademarks, including our magazines’ key brands and trade names, such as “L’Officiel”, “,” “,” “L’Officiel Hommes,” “L’Officiel Art,” “L’Officiel Voyage,” “L’Officiel Art,” “L’Officiel Watches,” “,” “La Revue des Montres,” ” “” “The Art Newspaper,” “.”

●	copyrights in certain printed and digital publication materials (current and archived), images, photographs, videos, media clips, written materials, articles and commentary in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

●	domain names; and

●	licenses of intellectual property rights, including rights to many of the photos appearing in our print and digital publications, third-party content appearing in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

Our intellectual property assets are, collectively, among our most valuable assets and are critical to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of intellectual property rights, such as trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees to protect our proprietary rights. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may raise IP infringement claims against us alleging infringement of their intellectual property rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors — Risks Relating to Our Businesses and Industries in General — We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand,” “Risk Factors — Risks Relating to Our Businesses and Industries in General — Our business may suffer if the intellectual property we use in our business is not protected” and “Risk Factors — Risks Relating to Our Businesses and Industries in General — We may be subject to claims of intellectual property infringement that could adversely affect our business.”

Intellectual Property License Agreement with AMTD Group Inc.

We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual property rights we use in our business from AMTD Group Inc. We entered into an Intellectual Property License Agreement with AMTD Group Inc. on January 27, 2025. Under this agreement, AMTD Group Inc. grants, on behalf of itself and its affiliates, to us an irrevocable, worldwide, fully paid-up, royalty-free, sublicensable license to (i) certain L’Officiel and The Art Newspaper trademarks and domain names (on an exclusive basis) and (ii) certain other intellectual property (on a non-exclusive basis), subject to the terms and conditions therein. We refer to the intellectual properties licensed to us under the Intellectual Property License Agreement collectively as the “Licensed IP.”

The license allows us to use and exploit the Licensed IP in connection with the operation or conduct of our business, including publishing or making available our publications in paper and/or digital format and associated websites, social media activities, mobile applications and promotional and marketing activities and hospitality, temporary accommodation, food and beverage, event management, fashion shows and luxury goods and services, including related branded events, experiences, branded hotels and cafes.

If AMTD Group Inc. or its affiliate assigns or transfers any Licensed IP, AMTD Group Inc. shall, or shall cause its relevant affiliate to, require that the assignee or transferee be bound by all applicable licenses and covenants granted under this agreement with respect to such Licensed IP.

We undertake to and to cause our sublicensees to, display, affix and use the licensed trademarks in accordance with the branding guidelines of AMTD Group Inc. and its affiliates.

This agreement shall (i) remain in full force and effect for an initial term of 20 years and (ii) automatically renew for renewal terms of five years each, unless either party notifies the other party that it does not wish for this agreement to renew by no later than six months prior to the expiration of the then-current initial term or renewal term.

Either party may terminate this agreement if the other party materially breaches this agreement and the other party fails to cure such breach within 30 days following the other party’s receipt of written notice of such breach from the terminating party.

Competition

We compete with other publishers for market share and for the time and attention of readers of media content. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services for audience and for advertising customers. Competition among publishers for readership is primarily based on editorial content, brand perception, quality, price and effectiveness of distribution. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on cover selection and the placement and display of publications in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as smartphones and tablets, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content. Competition among print publications and digital publishers for advertising is primarily based on the circulation and readership of publications and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in consumer preference from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising. The use of digital devices as distribution platforms for content has also lowered the barriers to entry for launching digital products that compete with our business. Nonetheless, we believe that our quality brands, reputation and the implementation of the direct ownership model provide us with significant competitive advantages.

The entertainment industry is intensely competitive and subject to rapid change. The films we produce and invest in compete for audience and exhibition outlets with films presented by other companies. We compete with production companies and other content producers in obtaining content for our service, both for licensed content and for original content projects; we also compete with these entities for the services of directors, producers, casts and other creative and technical personnel and production financing, all of which are essential to the success of our entertainment business. We also compete with a broad set of activities for consumers’ leisure time, including other entertainment providers, such as TV, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment and recreation, like social media, that our target audience could choose in their free time. In the area of movie right investment, we compete with other investors in terms of participation in film projects that we have identified. Such competition is based on a number of factors including our funding as well as other resources.

We also compete with other hotel operators and hospitality service providers with respect to our hotel operations, hospitality and VIP services.

Data Privacy and Security

We are committed to protecting the information and privacy of our audience and customers. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Regulations

United States

Part of our business operations is conducted in the United States. This section summarizes the most significant rules and regulations that affect our business activities in the United States.

Overview and General Principles

The First Amendment of the U.S. Constitution protects the right to free speech, which significantly restricts the ability of the U.S. government to regulate magazine publication and film distribution. However, not all content is protected by the First Amendment, and the U.S. courts have identified certain categories of speech that can be the subject of government regulation. Additionally, various U.S. laws and regulations apply to different aspects of business that are important for magazine publishers and film distributors, including rules governing protection of intellectual property and advertising.

This section provides an overview of content regulation and key regulatory regimes that apply to various aspects of our company that publish magazines and distribute films.

Content Regulation

The First Amendment of the U.S. Constitution prohibits federal lawmakers from passing any laws abridging the freedom of speech or of the press. This prohibition also extends to state governments through the Due Process Clause of the Fourteenth Amendment. These restrictions generally prevent the U.S. government from regulating and restricting published content, including magazines and film.

However, not all content is protected by the First Amendment, and U.S. courts have recognized certain categories of speech that can be regulated and even prohibited in certain circumstances. The categories of content subject to government regulation that are most relevant to media publication and distribution include false statements of fact, commercial speech, content that intrudes upon an individual’s right to privacy and seclusion, and content that the average person would consider obscene or pornographic. U.S. courts have permitted the government to apply narrowly tailored laws and regulations that moderate these categories of speech, including prohibiting the content in certain circumstances (e.g., prohibiting false and misleading advertising and content that would be considered obscene), imposing criminal and civil liability for harm caused by content (e.g., for false statements of fact that constitute slander or libel), and restricting sales and distribution of some types of content (e.g., age restrictions for the purchase of pornographic materials).

There is no central or general regulatory authority that is responsible for content regulation. Lawmakers determine the appropriate rules and regulations, and the U.S. enforcement agencies apply these rules and regulations with the U.S. court system adjudicating disputes and enforcement actions.

Intellectual Property

The United States has a well-developed regulatory regime governing intellectual property protection, an important area of law for companies like us that publish and distribute media. Intellectual property protection can be generally divided into three overlapping regulatory regimes that govern: (i) patents, (ii) trademarks; and (iii) copyrights.

Patents protects (i) useful inventions (utility patents); (ii) new, original, and ornamental designs of manufactured articles (design patents); and (iii) distinct and new varieties of plants (plant patents). Patents are regulated exclusively at the federal level by the U.S. Patent and Trademark Office, or the USPTO, and the designated federal courts. The USPTO decides in the first instance which patent protections to grant and also provides legal and regulatory guidance for inventors seeking patent protections. Once the USPTO grants patent protection, an inventor seeking to enforce his or her patent rights against another party must bring a claim in federal court. The U.S. Court of Appeals for the Federal Circuit has exclusive authority to review USPTO patent decisions as well as lower court patent infringement decisions. A party seeking further review may petition the U.S. Supreme Court to review the decisions of the U.S. Court of Appeals for the Federal Circuit. The U.S. Supreme Court has discretion over whether to hear such cases.

Trademarks include brand names, symbols, slogans, packaging and other designs that are used by an entity to identify and distinguish its goods or services in a particular marketplace. Trademarks are regulated in a similar manner as patents by the same government entities, with two key differences. First, trademark rights do not require registration; rather, a party establishes trademark rights through commercial use of the mark. However, trademark registration can strengthen protections. Second, trademarks are also protected and regulated at the state level, which means that state enforcers also oversee trademark protections, and that trademark disputes can be litigated in both state and federal court.

Copyrights protect original works of intellectual and artistic expression and cover a wide variety of content, including magazines and movies. Copyrights are regulated exclusively at the federal level under a regime separate from the one that applies to patent and trademark protection. An author automatically obtains a copyright over work as soon as it is committed to a medium, including paper, film or electronic memory. The U.S. Copyright Office oversees copyright protections and provides legal and regulatory guidance to authors. It also allows authors to register copyrighted material, which is in turn recorded and stored in the Library of Congress. Although registration is not necessary to obtain copyright protection, it is generally a prerequisite for a copyright holder to seek enforcement in court. Federal courts adjudicate most copyright disputes, while the Copyright Claims Board has authority to resolve certain smaller and more limited disputes.

The Digital Millennium Copyright Act also plays an important role in copyright protection. This act protects online service providers from copyright liability arising from user activities; for example, the Act applies when a user uses an online service provider to distribute copyrighted works, such as a movie or periodical, without proper authorization or permission. The Digital Millennium Copyright Act establishes a self-regulatory process for copyright enforcement in which an online service provider must participate in order to qualify for protections from liability. Through this process, copyright holders can submit complaints and takedown notices directly to an online service provider for an alleged violation by a user using the service. The online service provider must then take action to comply with the complaint and remove the allegedly infringing material, while giving the affected user notice of the complaint and an opportunity to respond. If the user objects to the complaint, the online service provider must then restore the material and provide notice to the copyright holder, who can then seek further adjudication and enforcement in federal court.

Advertising

A combination of federal and state laws regulate advertising in the United States. At the federal level, the Federal Trade Commission Act prohibits unfair and deceptive advertising and requires claims made in advertisements to be evidence-based. State analogues of the Federal Trade Commission Act similarly prohibit unfair and deceptive advertising. Various rules also prohibit and restrict certain kinds of advertising, such as advertising that uses obscene material, or unfair and deceptive endorsements. The Federal Trade Commission and the state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Some state laws also provide a private right of action, which allows affected consumers to bring claims directly for damages.

The U.S. advertising industry also has certain self-regulatory principles and standards that are issued by non-governmental associations that represent industry members. For example, the Digital Advertising Alliance issues the Self-Regulatory Principles of Transparency and Control, a set of principles aimed at establishing responsible privacy practices for digital advertising. Such principles are voluntary and generally do not carry the force of law. Instead, the industry groups themselves enforce compliance. For example, the Digital Advertising Alliance works with its members and industry associations to monitor and enforce compliance with the Self-Regulatory Principles of Transparency and Control and respond to consumer complaints. However, companies that publicly commit to self-regulatory principles and fail to abide by them can in turn violate the Federal Trade Commission Act and state consumer protection laws.

Magazine Publishing

There is no central authority or set of rules that regulates magazine publishing activities in the United States. However, magazine publishers are subject to various regulatory regimes that are applicable to different aspects of their business. In addition to the regulatory regimes described above, magazine publishers must also be aware of consumer protection laws that govern service offerings and subscriptions, as well as laws and regulations that protect consumers’ personal data privacy. There are also voluntary industry standards and principles of which magazine publishers in the United States should be aware of. This section provides a high-level overview of these regulatory regimes.

Consumer Protection

In addition to overseeing certain aspects of advertising, the Federal Trade Commission and state consumer protection regulators enforce general consumer protection rules that prohibit unfair and deceptive business conduct, including rules that are particularly important to subscription-based services. These rules impose various requirements that magazine publishers must consider, such as rules regarding disclosure of subscription terms, the process for consumers to cancel a subscription, and notices required for recurring payments and renewal. The rules generally aim at preventing subscription providers, including magazine publishers and distributors, from employing practices that are considered unfair and deceptive. The Federal Trade Commission and state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Additionally, where state laws provide a private right of action, affected consumers can bring claims directly for damages.

Data Privacy

Magazine publishers are also likely to hold significant amounts of personal information of their subscribers, including contact information, billing data, preferences and interests and any other information that they collect and process. As a result, publishers need to comply with applicable data privacy laws. The United States does not have comprehensive consumer privacy law at federal level; instead, there is a fragmented patchwork of state and sector-specific privacy laws.

As of February 2025, nineteen states, including California, Connecticut, Texas, and Virginia, have comprehensive privacy laws that protect personal information of the residents in these states. These laws apply to companies that conduct business in these states and that meet certain thresholds of revenue and/or data processing activities. In California, the California Privacy Protection Agency shares enforcement authority with the state attorney general, which is the state general consumer protection enforcer. California law also provides a limited private right of action for security breaches. In other states, enforcement responsibility of privacy laws is within the authority of each state’s respective attorney general.

Additionally, the Federal Trade Commission has interpreted general consumer protection rules to extend to privacy, requiring companies to provide consumers with a basic level of privacy protections as well as abide by any privacy and data protection-related representations made by a company (e.g., in the form of a privacy notice or privacy terms in a contractual agreement).

Voluntary Industry Standards

Magazine publishers should also be aware of regulations and guidance issued by non-government associations that represent industry members. In the United States, the primary industry association for magazine publishers is the News Media Alliance, an organization that represents most of the major newspaper and magazine publishers in the United States, including both digital and print media publishers. The focus of the News Media Alliance is on advocacy and research, but in the past it has issued principles and standards, such as the Generative Artificial Intelligence Principles aiming at providing guidance on the use of media content to train and develop generative artificial intelligence systems. Similar to other voluntary industry standards, these principles do not carry the force of law, but they can provide helpful guidance for industry participants.

Film Distribution

There is no central authority that oversees film distribution in the United States. However, the federal government has regulatory authority over wire communications, which allows it to regulate most forms of television broadcasting. Additionally, various non-governmental industry associations play a key role in regulating film distribution. This section provides a high-level overview of these regulatory regimes.

Federal Communications Commission

The Federal Communications Commission has authority over wire communications in the United States, including most forms of television broadcasting. However, it has no formal regulatory authority over online streaming services. For film distributors, any movie that is broadcasted over television airwaves must abide by the rules of Federal Communications Commission, including Federal Communications Commission rules in place that prohibit and restrict certain types of content, such as language, nudity, violence and other content that could be considered obscene, indecent and/or profane. The Federal Communications Commission enforces its rules against broadcast networks and providers, who in turn may extend these rules to film distributors seeking to distribute their films on these networks.

Voluntary Industry Regulations

In the absence of significant government regulation, the film industry has different non-governmental associations that play an important role in regulating movies. A key example is the Motion Picture Association, which represents the five major film studios in the United States, including Netflix. The Motion Picture Association established the Motion Picture Association film rating system, which is a widely used system that provides guidance for different types of audience on suitable film content. The Motion Picture Association also rates film trailers, print advertising and other media used to promote a film. The Motion Picture Association rating system is not just for the members, and non-members can also submit films for rating. This rating system is voluntary and is not enforced by law, although most U.S. movie theaters will refuse to exhibit non-rated films. Additionally, certain states have incorporated the ratings system into state and local laws, prohibiting theaters from permitting children under age 18 to view an R-rated or above film without an accompanying adult.

Italy

Introduction

Our subsidiary, World Media and Entertainment Group indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

The Italian subsidiary is mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising.

The Italian Subsidiaries are mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising. The following provides a brief description of the main laws and regulations that govern the Italian subsidiary’s activities in Italy. Although the following brief description contains the main information concerning such regulations that the Italian subsidiary considers material, it is not an exhaustive overview of all applicable laws and regulations. References and discussions to treaties, laws, regulations and other administrative and regulatory documents are entirely qualified by the full text of such treaties, laws, regulations and other administrative and regulatory documents themselves.

Publishing

The Italian subsidiary’s business is subject to a number of laws in the field of publishing. The key regulatory framework includes law 8 February 1948, no. 47, law 5 August 1981, no. 416 and law 7 March 2001, no. 62, which laws set out, among others, a system providing contributions and incentives for publishing businesses.

The offering on the market of copyrighted works (such as articles published on a magazine or a website) are also subject to the Italian copyrights laws and regulations, which include (i) law 22 April 1941, no. 633, which provides for a framework of protection for copyrighted works, and (ii) legislative decree 8 November 2021, no. 177, which implements the “Digital Copyright Directive” (i.e. directive (EU) 2019/790), which directive, among others, provides for rules to ensure remuneration for creators and rightsholders, press publishers and journalists, in particular when their works are used online.

Distribution of audiovisual works

The Italian subsidiary’s business is also subject to the laws and regulations governing the distribution of audiovisual works in Italy. The framework includes legislative decree 31 July 2005, no. 177 (the “Consolidated Italian Audiovisual Media Act” or “CAMA”), as subsequently amended including to implement directive (EU) 2018/1808, which in turn amended the so-called “Audiovisual Media Services Directive (AVMS Directive)” (i.e. directive 2010/13/EU).

The CAMA governs the transmission of television and radio programs and includes provisions on audiovisual commercial communications and video-sharing platform services. It applies to audiovisual and radio media service providers operating within Italian territory, ensuring that they comply with both national and EU regulations.

Advertising in magazines and newspapers

The Italian subsidiary’s business is subject to laws and regulations governing advertising in magazines and newspapers. Specific provisions requiring transparency in identifying sponsored content and differentiating it from editorial content to prohibit potentially misleading and / or hidden advertising are contained in the CAMA as well as the articles 18-32 of the legislative decree 6 September 2005, no. 206 (the “Italian Consumer Code”), as subsequently amended.

To the extent that the Italian subsidiary is also directly or indirectly involved in advertisement content through celebrities or influencers, Italian subsidiary may also be subject to the guidelines published on 16 January 2024 by the Autorità Garante delle Comunicazioni (AGCM) with the Resolution no. 7/24/CONS in relation to compliance to CAMA and transparency requirements by influencers.

Singapore

Magazines Publishing

Background

Part of our media and entertainment business operates in Singapore. We currently hold three separate active newspaper permits for the publication of three different L’Officiel magazines in Singapore.

These magazines are considered lifestyle magazines.

The Newspaper and Printing Presses Act 1974, or NPPA, is the legislation applicable to the licensing of newspaper companies in Singapore. The Newspaper and Printing Presses (Applications and Permits) Rules 2004 is the applicable subsidiary legislation and governs the newspaper permit application process.

The Infocomm Media Development Authority, or the IMDA, is a statutory board of the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore and regulates the issuance of newspaper permits in Singapore.

The Registrar of Newspapers as defined in NPPA reports to the general administration of NPPA and exercises the functions imposed by NPPA.

Dr. Feridun Hamdullahpur, an independent director of AMTD, is the holder of the newspaper permit of the L’Officiel magazines.

Application of NPPA

Our publication of magazines in Singapore is governed by NPPA.

Pursuant to Section 2 of NPPA, “newspaper” means any publication containing news, intelligence, reports of occurrences, or any remarks, observations or comments, in relation to such news, intelligence, reports of occurrences, or to any other matter of public interest, printed in any language and published for sale or free distribution at regular intervals or otherwise, but does not include any publication published by or for the government.

A newspaper permit is a regulatory requirement by the IMDA aiming to ensure that newspapers published in Singapore meet content standards that promote responsible content creation and consumption.

Sections 21 to 23 of NPPA provide that a newspaper permit is required for (i) printing or publishing a newspaper in Singapore; (ii) publishing, selling or distributing a Malaysian newspaper in Singapore; or (iii) selling or distributing an offshore newspaper in Singapore. An offshore newspaper is a newspaper published outside Singapore, at intervals not exceeding one week, which carries news or reports on politics and current affairs of any country in Southeast Asia, and with a circulation of 300 or more copies in Singapore.

Relevant Newspaper Permit

As our publication of magazines is in Singapore, the newspaper permit for printing or publication of a newspaper under Section 21 of NPPA apply to our business. Newspaper permit applications and renewals shall be completed online via an online platform to connect business owners to various government e-services and resources in Singapore.

The newspaper permit entitles us to print, publish, sell or distribute the relevant newspaper, as applied for in the newspaper permit application.

We were granted three separate newspaper permits by the Minister under Section 21 of the NPPA in respect of each of the L’Officiel magazines.

The active newspaper permits we hold for each of the L’Officiel magazines expires in April 2025. Section 21(4) of NPPA provides that the newspaper permit may be renewed for further periods not exceeding 12 months in respect of each renewal.

Conditions and Notes of Newspaper Permit

We must comply with the following conditions and notes specified in each of the newspaper permit certificates issued to it.

Conditions

The newspaper permit is non-transferable and becomes invalid if there is a change in ownership, editorship, the newspaper’s name, content nature, language or publication frequency. Any change in the publisher or printer must be reported to the Registrar of Newspapers within seven days. The permit number must be printed on the title page of each issue. For newspapers printed in Singapore, changes in financial holdings must also be reported within seven days, unless an extension is granted. The first issue must be published within three months, and subsequent issues must follow the specified frequency. The newspaper must adhere to the content nature and guidelines provided in the application. Two copies of each issue must be sent to the Registrar at the permit holder’s expense upon release.

Notes

Additionally, under the National Library Board Act 1995, two copies of every publication must be deposited with the National Library Board within four weeks of publication. For newspapers printed in Singapore, the names of the printer and publisher must be printed on the first or last page, as stipulated by the Newspaper and Printing Presses Act. If printed in Malaysia, the newspaper must include specific details such as names and addresses of the printer and publisher, and a local address for legal service, all in English or Malay. The permit does not exempt the printer and publisher from their obligations under the Newspaper and Printing Presses Act.

Content Guidelines for Local Lifestyle Magazines

In addition to the conditions and notes specified above, the magazines published by us in Singapore must conform with the nature of contents submitted with the application for the newspaper permit and the content guidelines for local lifestyle magazines stated in the covering letter to the newspaper permit certificate.

The IMDA does not vet local publications in advance. Publishers of local publications are to exercise responsibility in their content and be mindful of local community norms, as well as racial and religious sensitivities. As part of the permit conditions, publishers are required to adhere to the applicable content guidelines issued together with the permit.

General Principles of Content Guidelines

Set forth below is the general principles of the content guidelines:

●	magazines should be appropriate for all readers and avoid content that challenges social norms, racial and religious harmony or national security;

●	publishers must tailor content to their audience, particularly protecting children from sexual content;

●	cover pages should be suitable for public display, avoiding offensive material;

●	advertisements must adhere to the Singapore Code of Advertising Practice; and

●	supplements and special editions must follow these guidelines.

The content guidelines provide further guidance for the following genres and audiences: (i) teen magazines, (ii) general interest lifestyle magazines and (iii) adult interest magazines. In particular, category (ii) is most relevant to our magazines published in Singapore.

Content Guidelines for General Interest Lifestyle Magazines

Set forth below is the content guidelines for general interest lifestyle magazines:

●	content should be suitable for a general adult readership, avoiding explicit material;

●	cover pages should not feature mature content; and

●	mature content is allowed occasionally if the magazine is clearly labelled and packaged to restrict access to young readers.

Film Distribution

Background

We may potentially distribute films which are produced in Hong Kong and Singapore. The following regime applies to the distribution of films in Singapore.

The Films Act 1981 sets out the regulatory framework for the distribution, exhibition and possession of films in Singapore. This legislation relates to the possession, importation, making, distribution and exhibition of films, and to provide for the classification of films and for the enforcement of those classifications in Singapore.

The Films (Class License for General Films Distribution) Order 2021 is the applicable subsidiary legislation and governs the issuance of class licenses. Other applicable subsidiary legislation includes the Films (Licence — Exemption) Notification 2019 and the Films (Licence — Exemption) (Amendment) Notification 2021.

Under the Films Act, distributors and exhibitors are required to obtain a license from the IMDA, a statutory board in the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore, unless exempted.

Application of Films Act

Pursuant to Section 6(1) of the Films Act, if we intend to distribute films in Singapore, it must first have a film distribution license to distribute a film or video, unless they meet any of the exemption conditions as elaborated further below.

The Films Act defines “distribute” as doing any of the following without using a broadcasting service:

(i)	sell, supply or let for hire to a person in Singapore;

(ii)	offer or agree to sell, supply or let for hire to a person in Singapore;

(iii)	cause or permit to be sold, supplied to or hired by a person in Singapore;

(iv)	under or in connection with a commercial arrangement:

a.	exchange or supply to a person in Singapore; or

b.	enable or assist an exchange or a supply to a person in Singapore, even if the exchange or supply is not, by itself, a commercial arrangement;

(v)	display or invite to treat for an act mentioned in paragraph (a), (b), (c) or (d).

Under the Films Act, “film” means (i) a cinematograph film or video recording; (ii) a video game; or (iii) any other form of recording from which a moving visual image, except as provided otherwise in subsection (5), including a computer generated image which can be produced and viewed together with its soundtrack and any trailer of a film and any part of a film.

Film Classification

Under the Films Act 1981, films and videos have to be classified before they can be publicly exhibited or distributed in Singapore. We will have to submit the film intended to distribute in Singapore for classification before it is made available to the general public, unless it falls within the exemption categories as described below and does not contain impermissible content.

Types of Film Distribution Licenses and Validity

There are two types of film distribution licenses required for the film distribution in Singapore depending on the classification of the respective films by the IMDA: (i) class licensing for the distribution of films rated G, PG and PG13; or (ii) film distribution (restricted) license for the distribution of films rated NC16 and M18.

Class License

The Films (Class License for General Films Distribution) Order 2021 provides that distributors of films that the IMDA has rated G, PG or PG13 are automatically class-licensed and must comply with the class license conditions. The class license applies only to the distribution of films that have been assigned G, PG or PG13 classification ratings and excludes video games.

The validity of a class license that has been granted by the IMDA is perpetual until the film distribution business ceases or if the IMDA cancels the license.

Film Distribution (Restricted) Licence

Distributors of films that the IMDA has rated NC16 or M18 must apply for a Film Distribution (Restricted) Licence. Each license covers all distribution points or locations owned by the same business.

The validity of a Restricted Licence that had been granted by the IMDA is either for a period of one or three years depending on the license applied for, or 30 days for a temporary license.

Exemptions from licensing

Pursuant to the Films (Licence — Exemption) Notification 2019 and the Films (Licence — Exemption) (Amendment) Notification 2021, the following activities are exempted from film distribution licensing:

●	importing any film for re-export;

●	importing any video game on behalf of an IMDA licensed distributor of video games (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	importing any film (other than video games) on behalf of an IMDA licensed distributor of films (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	distributing any film for public exhibition in cinemas;

●	distributing any exempted films; and

●	distributing films by supplying, in the course of any business, the contents of the film only by electronic transmission.

France

Publishing

Our French subsidiaries’ business may be subject to several laws in the field of publishing, in particular:

●	the Law of 28 July 1881 on the freedom of the press (“Act 1881”) whose main rules are based on the principle of the freedom of printing and of booksellers, and on the freedom of speech enshrined in the 1789 French Declaration of the Rights of Man and of the Citizens;

●	copyright law (particularly for journalists, photographers, and illustrators), the rules of which are codified in the French Intellectual Property Code. In this area, several French texts have transposed Directive (EU) 2019/790 of 17 April 2019 on copyright and related rights in the Digital Single Market;

●	deposit requirements applying to press publishers i.e., (i) administrative deposit obligations for national press organs, i.e., for periodicals with national circulation (Act 1881) and (ii) legal deposit obligations for periodicals, which concern written material of any kind and are the responsibility of both publishers and printers under the French Heritage Code (“FHC”, Code du Patrimoine). This deposit is organized by region and is carried out at the Bibliothèque nationale de France (BNF) for the Île-de-France region;

●	the Act 1881, the Law of 1 August 1986 on freedom of communication (“Loi Léotard”) and the Law of 21 June 2004 on confidence in the digital economy (“LCEN”) that lay down a certain number of compulsory information that publishers must include on each publication. The LCEN itself sets out the compulsory information for online publications. Together with the Digital Service Act, this same law requires the implementation of measures to fight online hate;

●	the Law of 4 January 2010 that protects the confidentiality of journalists’ sources, and the Law of 14 November 2016 that requires press companies to introduce an ethics charter within their business; and

●	obligations applying to advertising, in particular as regards the distinction between advertising space and editorial content (Loi Léotard) and the obligation to identify online advertising (LCEN).

Distribution of audiovisual works

Our French subsidiaries interested in distributing audiovisual works may have to comply in particular to the following rules (some of which are genuinely specific to France):

●	copyright law, the rules of which are codified in the French Intellectual Property Code;

●	the principle of release window schedule (chronologie des médias), which governs the chronology of releases on the various distribution channels (cinemas, television, VOD services, etc.). This chronology is decided by professional agreement, the latest in force being that provided for in the Order of February 9, 2025;

●	the rules codified in the French Cinema and Moving Image Code (“CMI”, Code du cinéma et de l’image animée). The rules vary depending on the distribution channel for the audiovisual work. In particular, as the audiovisual sector is eligible for financial aid from the CNC (Centre National du Cinéma et de l’image animée), distributors of a certain number of works must send to the CNC, accounts of the exploitation of the work on a regular basis (art. L251-5 CMI); and

●	the FHC (art. L131-1 to L133-1, and art. R131-1 à R133-1-1) that requires distributors of all foreign cinematographic works broadcast in cinemas to submit a legal deposit to the CNC, once they have been approved for broadcasting. Depending on the case, the distributor may also be responsible for obtaining the necessary visa before any public broadcasting of the audiovisual work.

European rules resulting from Audiovisual Media Services Directive 2018/1808 that were transposed by the Order of 21 December 2020. This order sets out financing of audiovisual creation requirements and strengthens the powers of ARCOM, the authority responsible for regulating audiovisual and digital communication in France.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this annual report.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Paris. In addition to our headquarters, we also lease offices in the United States, London, Japan and Malaysia. The table below contains a summary of our facilities as of the date of this annual report.

Location	Space	Use	Lease Term
Paris	90m2	Office	9 years
US	58m2	Office	3 years
Japan	160m2	Office/F&B	3 years
Malaysia	38m2	Office	2 years

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Our Hotel Properties

We hold the following premium whole building properties and provide hospitality services.

iclub AMTD Sheung Wan Hotel

We own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters. We hold a 999-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the original principal amount of HK$400,000,000.

Dao by Dorsett AMTD Singapore

We own a majority interest and manage Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters. We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the original principal amount of SGD217,000,000.

AMTD IDEA Tribeca Hotel

In March 2026, we acquired a hotel in New York City, Tribeca at a total consideration of US$69 million and renamed it into AMTD IDEA Tribeca Hotel. Located at 39 6th Ave, New York, NY 10013, the property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House. The Hotel features 151 spacious rooms and suites, along with a full fitness center, 5,000 square feet of retail space, and convenient subway access. It has a total gross floor area of over 65,000 square feet. We own fee simple title to the land underlying AMTD IDEA Tribeca Hotel.

Other Properties

We own two units in a property located in New York, New York. The property is a high-rise luxury building situated in a major metropolitan area, and represents one of our premium asset investments. One of the units is mortgaged to East West Bank in relation to loan facilities in the original principal amount of US$11.2 million.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

We are a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, we offer a holistic media and entertainment experience to an audience of millions around the world.

Our publications L’Officiel and The Art Newspaper publish print editions in a total of 34 countries and territories and digital contents to an even wider scope of readers globally.

We operate in the movie production sector having produced various Asia-focused blockbuster movies. We have partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$761 million.

We hold premium whole building properties and provide hospitality services worldwide. We focus on and specialize in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

We extend the power of our brands and extensive library of contents and intellectual property through other media, platforms, products and services, including in the area of F&B.

We also host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by a number of general factors that impact the media and entertainment industry, hospitality industry and strategic investment business.

The general factors include, among others, changes in the global macroeconomic environment, economic growth in the jurisdictions we operate, growth in consumer spending and consumption upgrade, costs along the supply chain, shifts in consumer preferences and competition, political and geopolitical uncertainties, terrorism, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, political, legislative and regulatory reform and changes in market trends. Unfavorable changes in any of these general factors could adversely affect demand for our content, products and services and materially and adversely affect our results of operations.

While our business and results of operations are influenced by these general factors, they are more directly affected by the following company-specific factors.

Our Ability to Produce Content and Attract Audience

Our business and results of operations depend significantly on our ability to create compelling content that resonates with our target audience. Our ability to produce high-quality, engaging content across various mediums, including magazines and motion pictures, forms the cornerstone of our value proposition. The freshness, relevance and diversity of our content portfolio are paramount in capturing and retaining audience attention in the current competitive media and entertainment landscape. Our success in attracting and retaining a loyal audience directly impacts our revenue streams, whether through subscriptions, advertising or box office sales. By continuously innovating and adapting to evolving audience preferences, consumption habits and technological advancements, we aim to enhance our position as a leading content provider. Additionally, the success of our content creation and audience engagement hinges on our ability to maintain and continually enrich our IP portfolio, thereby effectively protecting our creative output. Our intellectual property assets include trademarks, copyrights in printed and digital publication materials, domain names and licenses of intellectual property rights. Further, our ability to grow and retain audience depends on our ability to foster meaningful connections with our audience through tailored marketing strategies, community engagement initiatives and market insights.

Our Ability to Improve Our Advertising Revenue

Our business and results of operations are intertwined with our ability to enhance our advertising revenue, namely, to establish strong relationships with advertisers and leverage our platform to offer targeted and impactful advertising solutions. Through innovative advertising formats, market insights and customized campaigns, we provide advertisers with compelling opportunities to connect with our audience effectively. Additionally, we have been expanding our advertising reach across various channels and platforms, as well as capitalizing on emerging trends and technologies to maximize exposure and engagement. By continuously refining our advertising offerings, optimizing pricing strategies and enhancing the effectiveness of our advertising placements, we also seek to unlock new revenue opportunities and drive sustained growth.

Our Ability to Successfully Navigate from Franchise Business Model to Direct Ownership Model

We are undergoing a transition to turn franchise business model into direct ownership model in a number of major geographics. Our business and results of operations are intricately tied to our adeptness in this transition because we will be able to turn indirect revenue from royalties to direct sales revenue after this transaction. Key to this transition is our ability to strategically manage this pivotal shift as well as our capacity to effectively streamline operations, optimize resource allocation and enhance operational efficiency across different locations. By assuming direct ownership, we gain greater control over our brand identity, customer experience and operational standards, which enable us to deliver a consistent but differentiated offering to our audience. Moreover, this transition empowers us to implement tailored marketing strategies, innovate product offerings and capitalize on emerging market opportunities more swiftly and decisively. As this transition may entail challenges and adjustments, our success depends on our ability to leverage our experience and expertise to align our strategic objectives with the evolving needs and preferences of our target audience, create new avenues for growth and profitability and achieve long-term sustainability.

Our Ability to Compete in the Hospitality Market and the Expansion of Our Hotel Network

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. It is crucial for us to respond quickly and effectively to new or changing opportunities, technologies, standards or customer requirements. Our success depends on our ability to maintain our brand reputation and the quality of our services and to differentiate our business or services from those of our competitors.

Our hospitality revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. As a result, the success of our hospitality business depends on whether we can successfully increase the number of hotels and hotel rooms in our hotel network and our ability to maintain the quality of service at our hotels and the value of our brand.

Our Ability to Cultivate and Diversify Our Businesses and Explore Synergies

Our business and results of operations rely heavily on our ability to cultivate new revenue streams and harness synergies across our diverse business segments. Central to this endeavor is our commitment to innovation, strategic partnerships and cross-functional collaboration. By continuously identifying emerging market opportunities, unmet customer needs and evolving industry trends, we aim to diversify our revenue sources and expand our market reach. Additionally, we leverage our existing assets, capabilities and expertise to synergize across our various business segments. Through collaborations, strategic alliances, joint ventures and strategic investments, we seek to capitalize on complementary strengths and shared resources to create value and drive sustainable growth. Further, we are committed to ongoing strategic expansion, market penetration and brand visibility across key international markets for most of our business lines. Our robust global presence enables us to leverage economies of scale, optimize resource allocation, drive operational efficiencies across our international operations and mitigate risks associated with regional economic fluctuations. Moreover, our focus on customer-centricity and agility enables us to adapt quickly to changing market dynamics and capitalize on emerging trends, so that we remain at the forefront of innovation and opportunities.

Key Components of Results of Operations

Revenues

We generate revenue primarily through (i) the provision of advertising and marketing services, (ii) the provision of hotel operations, hospitality and VIP services, and (iii) strategic investment.

Advertising and marketing services income. AMTD IDEA Group acquired the business of L’Officiel Inc. and The Art Newspaper in April 2022 and October 2023, respectively. We generate revenue from fashion, arts and luxury media advertising and marketing services income and licensing, subscription and marketing services income. We sell printed and digital publications and we provide print and digital advertising campaigns and marketing services to the customers. We also provide licensing and marketing services to our customers on our multimedia channels.

Hotel operations, hospitality and VIP services income. We generate revenue from our hotel operations and the provision of hospitality and VIP services.

Strategic investment. We generate revenue from net fair value changes on financial assets at FVTPL and derivative financial instruments, gain related to disposed investments, and dividend income, in relation to our proprietary investments and management of high-quality investment portfolio, including listed and unlisted equity shares investments and movie income right investments. We enter into movie income right agreements with production houses and we are entitled to certain percentage of the variable profit to be derived from the release movies. We may be required to further contribute to the movie production programs due to budget overruns, which will be added to the carrying amounts of financial assets.

The following table sets forth the components of our revenue by amounts and percentages of our total revenue for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue:
Media advertising and marketing services income	14,422	33.9	18,859	24.5	17,740	18.0
Hotel operation, hospitality and VIP services income	5,423	12.8	23,132	30.0	27,965	28.4
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	60,457	142.1	8,681	11.3	8,616	8.8
Net fair value changes on FVTPL and derivative financial instruments	(37,759)	(88.8)	26,342	34.2	44,004	44.8
Total	42,543	100.0	77,014	100.0	98,325	100.0

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation was US$5.9 million, US$15.6 million and US$20.0 million in 2023, 2024 and 2025, respectively.

Cost of production. Cost of production refers to expenses related to production of magazines since the acquisition of the business of L’Officiel and The Art Newspaper in April 2022 and October 2023, respectively. Cost of production primarily include (i) production expenses including editorial expenses paid to editorial staff, payments to authors and other parties for creating articles, features and other content for our magazines, design and layout expenses, (ii) distribution expenses such as shipping and subscription fulfillment expenses incurred in connection with the delivery of magazines to subscribers and distribution network expenses spent on leases and equipment, and (iii) printing expenses primarily including expenses on creating plates, printing materials and supplies such as paper, ink and general office supplies, utilities and printing equipment acquisition and maintenance, as well as prepress expenses such as proofreading and color correction. Our cost of production was US$3.8 million, US$7.1 million and US$8.2 million in 2023, 2024 and 2025, respectively.

Cost of hotel operation. Cost of hotel operation primarily includes utilities expenses, repair and maintenance of the hotel properties, travel agent commission and cleaning expenses. Our cost of hotel operation was US$2.1 million, US$8.5 million and US$11.8 million in 2023, 2024 and 2025, respectively.

Other income

Our other income was US$1.2 million, US$24.8 million and US$10.6 million in 2023, 2024 and 2025, respectively. Other income comprises gain on disposal of subsidiaries, fair value gain on financial liabilities at FVTPL, bank interest income and others.

Share-based payment expenses

In 2025, we completed the business combination with Black Spade Acquisition II Co. This business combination is not within the scope of IFRS 3 since Black Spade Acquisition II Co does not meet the definition of a business in accordance with IFRS 3, the transaction is accounted for as a share-based payment transaction within the scope of IFRS 2. As the fair value of consideration transferred is higher than the net identifiable net assets acquired, the Company recognized share-based payments of US$58.9 million resulting from the business combination.

This expense was one-off in nature resulting from the completion of the business combination, and such expense did not affect our recurring operating results and financial position.

Gain from a bargain purchase

Our gain from a bargain purchase was US$4.5 million in 2023, representing the gain from our acquisition of the business of L’Officiel and The Art Newspaper in October 2023. We recorded no gain from a bargain purchase in 2024 or 2025.

Other operating expenses

Our other operating expenses were US$5.7 million, US$15.5 million and US$20.3 million in 2023, 2024 and 2025, respectively. Other operating expenses primarily include depreciation relating to our hotel properties, advertising and promotion expenses, IT related costs, legal and professional fee, premises costs, travelling expenses and others.

Staff costs

Our staff costs were US$7.9 million, US$13.1 million and US$12.6 million in 2023, 2024 and 2025, respectively. Salaries and bonus and pension scheme contributions are the major components of our staff costs.

Share of profits (losses) of joint ventures

Our share of profits (losses) of joint ventures was US$2.6 million in losses, US$0.6 million in losses and nil in losses in 2023, 2024 and 2025, respectively. Share of profits (losses) of joint ventures represents our share of losses or profits of our joint venture in the business of investment holding and our Singapore joint venture in the business of hotel investment.

Finance costs

Our finance costs were US$7.1 million, US$10.6 million and US$8.3 million in 2023, 2024 and 2025, respectively. Finance costs consist primarily of interests on our borrowings and interests on amounts due to non-controlling shareholders of our subsidiaries.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

France

In France, corporate income tax rate of 15% applies to the first €42,500 of taxable profits for entities realizing a turnover up to €10 million for the years ended December 31, 2023, 2024 and 2025. The corporate income tax rate above €42,500 of taxable profits is 25% during the years ended December 31, 2023, 2024 and 2025.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9% during the years ended December 31, 2023, 2024 and 2025.

United States

In the United States, the federal corporate tax rate is a flat rate of 21% during the years ended December 31, 2023, 2024 and 2025. In New York State, the corporate franchise tax rate is 6.5% for companies with business income up to US$5 million, and 7.25% for those exceeding US$5 million. Additionally, subsidiaries located in New York City are subject to a local corporate tax of 8.85%.

Southeast Asia

Malaysian corporate income tax is 24% of the chargeable income during the years ended December 31, 2023, 2024 and 2025. Singapore tax on corporate income is imposed at a flat rate of 17% during the years ended December 31, 2023, 2024 and 2025.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, a two-tiered profits tax rates regime was introduce where the first HK$2 million of assessable profits earned by a company is taxed at half of the current tax rate (8.25%) while the remaining profits are taxed at 16.5%. For the years ended December 31, 2023, 2024 and 2025, the Hong Kong profits tax of our qualifying subsidiaries is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Payments of dividends by the Hong Kong subsidiary to us is not subject to withholding tax in Hong Kong.

There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive rates.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022, or the new FSIE regime, has come into effect since January 1, 2023. The change was introduced to address the European Union’s inclusion of Hong Kong in Annex II of the EU list of non-cooperative jurisdictions for tax purposes in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. Since January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong would need to meet additional requirements, including, amongst others, the economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

Results of Operations

The following table sets forth our results of operations with line items by amounts for the years indicated.

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages, share numbers and per share data)
REVENUE
Media advertising and marketing services income	14,422	33.9	18,859	24.5	17,740	18.0
Hotel operation, hospitality and VIP services income	5,423	12.8	23,132	30.0	27,965	28.4
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	60,457	142.1	8,681	11.3	8,616	8.8
Net fair value changes on FVTPL and derivative financial instruments	(37,759)	(88.8)	26,342	34.2	44,004	44.8
	42,543	100.0	77,014	100.0	98,325	100.0
Cost of production and cost of hotel operation	(5,886)	(13.8)	(15,612)	(20.3)	(19,980)	(20.3)
Other income and gains	1,245	2.9	24,815	32.3	10,571	10.8
Share-based payment expenses	—	—	—	—	(58,902)	(59.9)
Gain from a bargain purchase	4,469	10.5	—	—	—	—
Other operating expenses	(5,677)	(13.3)	(15,542)	(20.2)	(20,333)	(20.7)
Staff costs	(7,891)	(18.5)	(13,132)	(17.1)	(12,551)	(12.8)
Share of losses of joint ventures	(2,608)	(6.1)	(558)	(0.7)	—	—
Finance costs	(7,136)	(16.8)	(10,612)	(13.8)	(8,293)	(8.4)
PROFIT/(LOSS) BEFORE TAX	19,059	44.9	46,373	60.2	(11,163)	(11.3)
Income tax expense	(1,811)	(4.3)	(1,643)	(2.1)	(1,568)	(1.6)
PROFIT/(LOSS) FOR THE YEAR	17,248	40.6	44,730	58.1	(12,731)	(12.9)

OTHER COMPREHENSIVE (EXPENSES) INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(966)	(2.3)	(4,571)	(5.9)	8,952	9.1
Share of other comprehensive income of joint ventures	5,269	12.4	2,833	3.6	—	—
Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	(361)	(0.8)	2,463	3.2	(1,290)	(1.3)
Surplus on revaluation of properties	9,041	21.3	20,629	26.8	14,909	15.2
OTHER COMPREHENSIVE INCOME FOR THE YEAR	12,983	30.6	21,354	27.7	22,571	23.0
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	30,231	71.2	66,084	85.8	9,840	10.1
Profit/(loss) for the year attributable to:
Owners of the Company	8,164	19.2	27,751	36.0	(7,754)	(7.9)
Non-controlling interests	9,084	21.4	16,979	22.1	(4,977)	(5.0)
	17,248	40.6	44,730	58.1	(12,731)	(12.9)
Total comprehensive income for the year attributable to:
Owners of the Company	11,144	26.3	41,725	54.2	3,456	3.6
Non-controlling interests	19,087	44.9	24,359	31.6	6,384	6.5
	30,231	71.2	66,084	85.8	9,840	10.1

Non-GAAP Financial Measure

We use adjusted net income, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents profit for the period excluding one-off share-based payment expense arising from the completion of the business combination in accordance with IFRS 2. We define adjusted net income as profit for the period adjusted for non-recurring or extraordinary items.

We believe adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of one-off share-based payment expenses that we include in our profit for the period. We believe adjusted net income provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to profit for the period or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted net income and the reconciliation to its most directly comparable IFRS measure, profit for the period. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth unaudited reconciliations of our IFRS and non-GAAP results for the periods indicated:

US$’000	Year ended December 31, 2025
IFRS Measure: Loss for the year	(11,163)
Adjustment:
One-off share-based payment expenses	58,902
Non-GAAP Measure: adjusted net income	47,739

There is no non-GAAP adjustment during the years ended December 31, 2023 and 2024 as there is no such event in two years.

Discussion of Segment Operations

We operate in three operating segments: media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment:

Media and entertainment segment. We engage in the provision of print and digital advertising campaigns, licensing, subscription, sales of magazines and newspaper, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

Hotel operation, hospitality and VIP services segment. We engage in hotel operations, hospitality and VIP services

The strategic investment segment. We engage in proprietary investments and management of high-quality investment portfolio, including listed and unlisted equity shares investments and movie income right investments.

Our management monitors the results of our operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of attributable costs of specialized staff and direct operating costs consistently with our profit before tax from operations. Other income, gain from a bargain purchase, finance costs, impairment loss under expected credit loss model on financial assets and corporate expenses such as staff costs not directly attributable to segments, short-term leases and administrative expenses are excluded from such measurement.

The following table set forth the revenues by segments and segment results for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Media and entertainment	14,422	33.9	18,859	24.5	17,740	18.0
Hotel operation, hospitality and VIP services	5,423	12.8	23,132	30.0	27,965	28.4
Strategic investment	22,698	53.3	35,023	45.5	52,620	53.6
Total	42,543	100.0	77,014	100.0	98,325	100.0

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue increased from US$77.0 million in 2024 to US$98.3 million in 2025.

Segment Revenue

Our segment revenue from the media and entertainment segment decreased slightly from US$18.9 million in 2024 to US$17.7 million in 2025, primarily due to the decrease in L’Officiel performance in Asia offset by the launch of L’Officiel Coffee business line.

Our segment revenue from the hotel operation, hospitality and VIP services segment increased from US$23.1 million in 2024 to US$28.0 million in 2025, primarily due to the additional contribution recognized from our hotels to the segment during the fiscal year ended December 31, 2025.

Our segment revenue from the strategic investment segment increased from US$35.0 million in 2024 to US$52.6 million in 2025, primarily due to an increase of the unrealized gain on our listed shares investments recognized from US$26.3 million for 2024 to US$44.0  million for 2025 as a result of the fluctuation in the stock market affecting the fair value of the listed shares of Bank of Qingdao and Guangzhou Rural Commercial Bank which we hold as investments.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased from US$15.6 million in 2024 to US$20.0 million in 2025.

Our cost of production increased slightly from US$7.1 million in 2024 to US$8.2 million in 2025, mainly due to the launch of the L’Officiel Coffee business line.

Our cost of hotel operation increased from US$8.5 million in 2024 to US$11.8 million in 2025, mainly due to costs incurred in line with the additional contribution recognized from our hotels during the year ended December 31, 2025.

Other income

Our other income decreased from US$24.8 million in 2023 to US$10.6 million in 2025. The difference was due to the disposal of entire equity interests in certain of our subsidiaries, which were not conducting the core business of our company, during 2024.

Share-based payments

During the year ended December 31, 2025, the Company completed the business combination with Black Spade Acquisition II Co. This business combination is not within the scope of IFRS 3 since Black Spade Acquisition II Co does not meet the definition of a business in accordance with IFRS 3, the transaction is accounted for as a share-based payment transaction within the scope of IFRS 2. As the fair value of consideration transferred is higher than the net identifiable net assets acquired, the Company recognized share-based payments of US$58.9 million resulting from the business combination.

This expense was one-off in nature resulting from the completion of the business combination, and such expense did not affect the Company’s recurring operating results and financial position.

Other operating expenses

Our other operating expenses increased from US$15.5 million in 2024 to US$20.3 million in 2025, mainly due to the increase in depreciation of property, plant and equipment attributable to our hotel properties.

Staff costs

Our staff costs decreased slightly from US$13.1 million in 2024 to US$12.6 million in 2025, mainly due to the overall tightening of cost control by us.

Finance costs

Our finance costs decreased from US$10.6 million in 2024 to US$8.3 million in 2025, mainly due to the decrease in average interest rate in 2025.

Income tax expense

Our income tax remained stable at US$1.6 million in 2024 and 2025.

Profit for the year

We incurred a net loss of US$12.7 million as compared to a net profit of US$44.7 million in 2024.

Our non-GAAP adjusted net income increased from US$44.7 million in 2024 to US$47.7 million in 2025. On GAAP basis, there is an additional one-off share-based payments charge of US$58.9 million against the above non-GAAP adjusted net income, which was recognized upon the completion of the business combination. Please refer to “Non-GAAP Financial Measure” for details.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased from US$42.5 million in 2023 to US$77.0 million in 2024.

Segment Revenue

Our segment revenue from the media and entertainment segment increased from US$14.4 million in 2023 to US$18.9 million in 2024, primarily due to the successful operations and expansions of L’Officiel, as well as the full year impact of our acquisition of The Art Newspaper in October 2023.

Our segment revenue from the hotel operation, hospitality and VIP services segment increased from US$5.4 million in 2023 to US$23.1 million in 2024, primarily due to the additional contribution recognized from our hotels to the segment revenue.

Our segment revenue from the strategic investment segment increased from US$22.7 million in 2023 to US$35.0 million in 2024, primarily due to the net effect of (i) the unrealized gain on our listed shares investments of US$26.3 million for 2024, as compared with an unrealized loss of US$37.8 million recognized for 2023 mainly due to fluctuation in the stock market affecting the fair value of the listed shares of Bank of Qingdao and Guangzhou Rural Commercial Bank which we hold as investments, and (ii) a decrease in the realized gain on disposed investments of US$50.5 million as we disposed of certain film investments in 2023 whereas no investment was disposed of during 2024.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased from US$5.9 million in 2023 to US$15.6 million in 2024.

Our cost of production increased from US$3.8 million in 2023 to US$7.1 million in 2024, mainly due to the additional costs incurred as a result of the expansion of the operation of L’Officiel and the full year impact in 2024 of our acquisition of The Art Newspaper in October 2023.

Our cost of hotel operation increased from US$2.1 million in 2023 to US$8.5 million in 2024, mainly due to the additional costs recognized from our hotels in line with the increase in segment revenue generated from our hotel operation.

Other income

Our other income increased from US$1.2 million in 2023 to US$24.8 million in 2024, mainly due to the disposal of the entire equity interests in certain of our subsidiaries which were not conducting the core business of our company, during 2024.

Other operating expenses

Our other operating expenses increased from US$5.7 million in 2023 to US$15.5 million in 2024, mainly due to an increase in depreciation of our hotel properties and other corporate expenses arising from the additional contribution recognized from our hotel operations during 2024.

Staff costs

Our staff costs increased from US$7.9 million in 2023 to US$13.1 million in 2024, mainly due to the increase in salaries as a result of our business expansion.

Share of losses of joint ventures

Our share of losses of joint venture decreased from US$2.6 million in 2023 to US$0.6 million in 2024.

Finance costs

Our finance costs increased from US$7.1 million in 2023 to US$10.6 million in 2024, mainly due to an increase in our borrowings and the interests payable thereon.

Income tax expense

Our income tax marginally decreased from US$1.8 million in 2023 to US$1.6 million in 2024, mainly due to the decrease in assessable profits in 2024.

Profit for the year

As a result of the foregoing, our profit increased from US$17.2 million in 2023 to US$44.7 million in 2024.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash (used in) from operating activities	1,132	4,567	11,951
Net cash from (used in) investing activities	6,700	3,312	(227,896)
Net cash (used in) from financing activities	(2,472)	6,232	213,735
Net increase (decrease) in cash and cash equivalents	5,360	14,111	(2,210)
Cash and cash equivalents at beginning of year	1,208	6,121	19,978
Effect of foreign exchange rate changes	(447)	(254)	(108)
Cash and cash equivalents at end of year	6,121	19,978	17,660

As of the date of this annual report, we have financed our operating and investing activities primarily through cash generated from operations, funding from our Controlling Shareholder, historical equity financing activities, bank borrowings and proceeds from public offerings. We had cash and bank balances of US$20.0 million and US$17.7 million as of December 31, 2024 and December 31, 2025, respectively. Cash and bank balances include cash on hand and general bank balances, earning interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

In connection with the Business Combination, holders of 13,120,874 BSII Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.30 per share, for an aggregate redemption amount of approximately US$135.2 million, representing approximately 85.8% of the total BSII Class A Shares outstanding as of the Record Date. We raised gross cash proceeds of approximately US$22.5 million in connection with the Business Combination.

We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth.

Subject to the AMTD Lock-up Obligations, the Selling Securityholders can sell, pursuant to resale registration statement, up to (i) 57,401,944 Class A Ordinary Shares constituting approximately 88.7% of the total issued and outstanding Ordinary Shares (assuming exercise of all outstanding Warrants), and (ii) 11,120,000 Warrants, representing approximately 68.6% of our outstanding Warrants. Subject to the AMTD Lock-up Obligations, AMTD Digital, AMTD IDEA Group, AMTD Group Inc. can sell all Ordinary Shares beneficially owned by them under the resale registration statement, being 37,756,286 Class A Ordinary Shares (including (i) 18,470,375 Class A Ordinary Shares and (ii) 19,285,911 Class A Ordinary Shares issuable upon the conversion of 19,285,911 Class B Ordinary Shares beneficially owned by AMTD Digital Inc.), and constituting approximately 58.4% of our issued and outstanding Ordinary Shares and represented 93.8% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report (assuming exercise of all outstanding Warrants), so long as the resale registration statement is available for us. These shares were acquired at prices significantly below the current trading price of the Class A Ordinary Shares. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. See “Risk Factors — Risks Relating to Our Securities — Future resales of Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of the Class A Ordinary Shares to drop significantly, even if our business is doing well.” The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

We will not receive any proceeds from any sale of the Registered Securities by the Selling Securityholders. We will receive proceeds of up to an aggregate of approximately US$186,530,000 from the exercise of the Warrants if all of the Warrants are exercised for cash. However, the exercise price of the Warrants is US$11.50 per share and the closing price of our Class A Ordinary Shares on the NYSE on November 19, 2025 was US$1.20 per ordinary share. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in this annual report.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After the Business Combination, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional financing. The issuance and sale of additional equity will result in further dilution to our shareholders. The incurrence of indebtedness will result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash generated from operating activities in 2025 was US$12.0 million. The difference between our loss before tax of US$11.2 million and operating cash inflow was primarily the result of (i) the adjustment of non-cash items of US$20.6 million, consisted primarily of US$8.6 million in dividend income, US$44.0 million in net fair value changes on financial assets at FVTPL, US$9.3 million in fair value gain on financial liabilities at FVTPL, US$8.3 million in finance costs, US$15.5 million in depreciation and US$58.9 million in share-based payments; and (ii) a net increase in working capital by US$5.2 million. The net increase in working capital was primarily attributable to an increase in accounts receivable of US$0.7 million, a decrease in accounts payable of US$1.3 million and a decrease in other payables and accruals of US$3.8 million.

Net cash generated from operating activities in 2024 was US$4.6 million. The difference between our profit before tax of US$46.4 million and operating cash inflow was primarily the result of (i) the adjustment of non-cash items of US$36.9 million, consisted primarily of US$24.8 million in gain on disposal of subsidiaries, US$8.7 million in dividend income, US$26.3 million in net fair value changes on financial assets at FVTPL, US$10.6 million in finance costs and US$11.7 million in depreciation; and (ii) a net increase in working capital by US$4.9 million. The net increase in working capital was primarily attributable to an increase in accounts receivable of US$3.7 million, a decrease in contract liabilities of US$0.2 million and an increase in prepayments, deposits and other receivables of US$2.4 million, partially offset by an increase in accounts payable of US$0.9 million and an increase in other payables and accruals of US$0.4 million.

Net cash generated from operating activities in 2023 was US$1.1 million. The difference between our profit before tax of US$19.1 million and operating cash inflow was primarily the result of (i) the adjustment of non-cash items of US$14.6 million, consisted mainly of realized gain in disposal of financial assets at FVTPL and derivative financial instruments of US$50.5 million and dividend income of US$9.9 million, partially offset by net fair value changes on financial assets at FVTPL of US$37.8 million and finance costs of US$7.1 million; and (ii) a net increase in working capital by US$3.3 million. The net increase in working capital was primarily attributable to an increase in accounts receivable of US$1.8 million, a decrease in accounts payable of US$1.4 million, and a decrease in contract liability of US$0.9 million, partially offset by an increase in other payables and accruals of US$1.3 million.

Investing Activities

Cash used in investing activities in 2025 was US$227.6 million, arising from the additions to financial assets at FVTPL of US$150.0 million and deposits paid for acquisitions of US$76.9 million.

Cash generated from investing activities in 2024 was US$3.3 million, consisting primarily of the acquisition of subsidiaries of US$4.3 million, partially offset by the disposal of subsidiaries of US$1.0 million.

Cash generated from investing activities in 2023 was US$6.7 million, consisting primarily of net receipt from amounts due from joint ventures.

Financing Activities

Cash generated from financing activities in 2025 was US$213.7 million, consisting primarily of US$150.0 million of proceeds from issuance of units of TGE Value Creative Solutions Corp, US$13.0 million of proceeds from issuance of shares of the Company and US$61.7 million of net receipt from amount due to ultimate holding company, partially offset by US$2.0 million of costs directly attributable to the issuance of units of TGE Value Creative Solutions Corp and US$8.5 million of interests paid.

Cash generated from financing activities in 2024 was US$6.2 million, consisting primarily of net receipt from amount due to ultimate holding company of US$34.9 million, partially offset by interest paid of US$10.9 million and repayment paid to subsidiaries’ non-controlling shareholders of US$15.7 million.

Cash used in financing activities in 2023 was US$2.5 million, consisting primarily of interest paid of US$2.6 million and repayment to subsidiaries’ non-controlling shareholders of US$2.1 million, partially offset by net receipt from amount due to ultimate holding company of US$2.8 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily include (i) borrowings, (ii) amount due to our ultimate holding company, (iii) amounts due to non-controlling shareholders of our subsidiaries, and (iv) lease liabilities.

Our borrowings mainly comprise secured bank borrowings of US$229.1 million, which are denominated in Hong Kong dollars, Singapore dollars and USD, and unsecured bank borrowings of US$30.0 million. Except for bank borrowings of US$10.8 million carrying a fixed-rate interest of 5.0% per annum, other bank borrowings carry variable interest rates with a weighted average contractual interest rate of 5.46% per annum as of December 31, 2025.

Our amount due to our ultimate holding company mainly consists of interest-free current account with our ultimate holding company.

Our amounts due to non-controlling shareholders of our subsidiaries consists of interest-free current account of US$64.1 million as of December 31, 2025. In August 2024, interest bearing balance of US$29.5 million was settled through the current account of our ultimate holding company and the non-controlling shareholders.

Our lease liabilities primarily consist of certain outstanding lease obligations of our offices.

The following table sets forth our material cash requirements as of December 31, 2025.

		Payment Due by Period
	Total	Within One Year	More Than One Year
	US$	US$	US$
	(in thousands)
Bank borrowings	259,142	50,232	208,910
Amount due to ultimate holding company	132,541	-	132,541
Amount due to subsidiaries’ non-controlling shareholders	64,081	64,081	-
Lease liabilities	273	246	27
Total	456,037	114,559	341,478

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

To provide additional consideration to Black Spade II Public Shareholders, The Generation Essentials Group agreed to make a cash payment equal to US$1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time (the “Non-Redemption Payment Amount”) which additional cash payment was covenanted to be made no earlier than 60 days and no later than 90 days after the Closing Date. Non-Redemption Payment Amount paid to eligible Black Spade II Public Shareholders totaled US$0.2 million at the date of this statement.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

The Generation Essentials Group is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in France, Italy, the U.S., Hong Kong, Malaysia and Singapore currently. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of the date of this annual report, we own numerous registered trademarks on a worldwide basis including trademarks with the word “L’Officiel” and “The Art Newspaper”. We are also licensed by our Controlling Shareholder to use certain trademarks which included the word “AMTD” or logo of “AMTD” or combination of word and logo. We maintain various registered domain names, including amtdinc.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires us to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue is less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.

Revaluation measurement of properties

As at the end of the reporting period, our properties are stated at revalued amounts based on the valuation performed by independent qualified professional valuers. In determining the fair value, the valuers have based their valuation on income approach for respective properties, which involves certain estimates, including appropriate discount rates and market transactions of comparable properties, as appropriate. In relying on the valuation, our management has exercised its judgement and is satisfied that the methods of valuation adopted are appropriate for the relevant property and reflective of current market conditions.

Fair value of unlisted equity investments and movie income right investments

The Group’s unlisted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of three directors.

Directors and Executive Officers	Age	Position/Title
Feridun Hamdullahpur	71	Co-Chairperson of the Board of Directors and Independent Director
Joanne Shoveller	65	Co-Chairperson of the Board of Directors and Independent Director
Raymond Yung	66	Independent Director
Giampietro Baudo	49	Chief Executive Officer
Samuel Chau	44	Chief Financial Officer

Dr. Feridun Hamdullahpur is co-chairperson of the board of directors and an independent director of The Generation Essentials Group. Dr. Hamdullahpur is also the chairman of the executive management committee and an independent director of AMTD Digital Inc., the chairman of the board of directors and independent director of AMTD IDEA Group, and co-chairperson of the board of directors and independent director of TGE Value Creative Solutions Corp.. He currently serves as the Chancellor of International Business University. Dr. Hamdullahpur served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2022, Dr. Hamdullahpur was named a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014 and was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. In 2019, he received the recognition of Knight of the order of Palmes Academiques awarded by the Republic of France. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Joanne Shoveller is co-chairperson of the board of directors and an independent director of The Generation Essentials Group. She is also the co-chairperson of the board of directors and an independent director of AMTD Digital Inc., and co-chairperson of the board of directors and an independent director of TGE Value Creative Solutions Corp. Currently, she is the President of Overture Consulting Inc., and has served on the executive team of higher education institution, most recently as the president and vice chancellor of International Business University from January 2022 to December 2024 and has served on the executive team of four higher education institutions, most recently as vice president of advancement at the University of Waterloo from 2017 to 2021 and INSEAD Business School from 2012 to 2016. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. With a strong focus on business — university partnerships, Ms. Shoveller has volunteered and consulted with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Arts from Wilfrid Laurier University, an MBA from Ivey Business School, Western University and achieved the ICD.D, June 2022 designation from the Institute of Corporate Directors, through the University of Toronto ICD-Rotman, Directors Education Program, April 2022.

Raymond Yung is our independent director, and has over 40 years of experience in advising financial institutions in Hong Kong and Mainland China. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UKChartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Giampietro Baudo is the chief executive officer of The Generation Essentials Group. He is the Global Chief Content Officer of L’Officiel and the Editor in Chief of L’Officiel Italia Publishing SRL. He joined TGE in 2019 from Esquire Italia where he has served as the Editor in Chief since 2017, launching and managing one of the world’s leading men’s fashion publications (in his tenure at Hearst Magazines Italia he worked closely to the board also for the feminine magazine Elle and Marie Claire plus on digital launch of Harper’s Bazaar Italia). Previously he was the Editor in Chief of MF Fashion, the one and only European daily newspaper about fashion and luxury, where he continues to be contributor go with the BLACKSTAGE weekly column. During his career he has been, also, Managing Editor of L’Uomo Vogue, Vogue Sport and Vogue Tessuti, Editor at large of Vogue Italia, EIC of MFF-Magazine for Fashion and MFF-Magazine for Living, Curator of the exhibition “Eccellenza Italia” in China, Creative Director of Ladies and contributor to System magazine, Elle and Vogue Italia. He is also part of the jury/committee for CFDA-The Council of Fashion Designers of America, BFC-British fashion council, CNMI-Camera nazionale della moda Italiana, ITS-International Talent Support and many other international fashion awards.

Samuel Chau is the chief financial officer of The Generation Essentials Group. Mr. Chau is also the chief financial officer of TGE Value Creative Solutions Corp (NYSE: BEBE). Mr. Chau was admitted to the partnership of Deloitte Touche Tohmatsu in 2016, and has over 20 years of professional experience in providing assurance, business advisory, and capital market services to companies. Mr. Chau obtained his bachelor’s degree in business administration in The University of Hong Kong in 2001. Mr. Chau is currently a fellow member of Hong Kong Institute of Certified Public Accountants and member of The Institute of Chartered Accountants in England and Wales.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of US$0.5 million in cash and benefits to our executive officers as a group and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Some of our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

For information regarding share awards granted to our directors and executive officers, see the section entitled “— Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

Each of our executive officers is party to an employment agreement with us. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, we will provide severance payments to the relevant executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.

Each of our executive officers has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of ours or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.

In addition, each of our executive officers has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach any of our suppliers, clients, customers, or contacts or other persons or entities introduced to the executive officer in his or her capacity as our representative for the purpose of doing business with such persons or entities that will harm the business relationships between us and these persons or entities, (b) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor, or otherwise, any of such competitors, without our express consent; or (c) seek directly or indirectly, to solicit the services of any of our employees on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

Share Incentive Plans

The 2025 Share Incentive Plan

We adopted the 2025 Share Incentive Plan at the Closing, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2025 Share Incentive Plan is initially 875,255, being 3% of the total number of Class A Ordinary Shares outstanding as of the Closing Date.

The following paragraphs summarize the principal terms of the 2025 Share Incentive Plan.

Type of Awards. The 2025 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the 2025 Share Incentive Plan.

Plan Administration. The Generation Essentials Group’s board of directors or a committee of one or more members of the board (or such other administrator to which such committee delegates all of its authority) administers the 2025 Share Incentive Plan. The administrator of 2025 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement. Each award granted under the 2025 Share Incentive Plan is evidenced by an award agreement.

Eligibility. We may grant awards to employees, consultants and directors. The general scope of eligible individuals shall be determined by the Committee.

Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the award agreement.

Exercise of Options. The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the 2025 Share Incentive Plan, such as transfers to us or transfers upon the death of the holder, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the 2025 Share Incentive Plan. Unless terminated earlier, the 2025 Share Incentive Plan has a term of 10 years. The Committee has the authority to terminate, amend or modify the plan.

Awards Granted

No awards were granted under the 2025 Share Incentive Plan as of the date of this annual report.

C.	Board Practices

Board of Directors

The board of directors of The Generation Essentials Group consists of three directors. The Amended Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by The Generation Essentials Group board of directors.

A director is not required to hold any shares in The Generation Essentials Group by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with TGE is required to declare the nature of his or her interest at a board meeting. Subject to applicable stock exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

No The Generation Essentials Group non-employee director has a service contract with The Generation Essentials Group that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Dr. Feridun Hamdullahpur and Joanne Shoveller. Dr. Feridun Hamdullahpur is the chairperson of the audit committee. Dr. Feridun Hamdullahpur satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the NYSE and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees The Generation Essentials Group accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of TGE’ s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of Dr. Feridun Hamdullahpur and Joanne Shoveller. Joanne Shoveller is the chairperson of the compensation committee. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the NYSE.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to The Generation Essentials Group directors and executive officers. The Generation Essentials Group chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for The Generation Essentials Group chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of The Generation Essentials Group non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and

●	selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Dr. Feridun Hamdullahpur and Joanne Shoveller. Dr. Feridun Hamdullahpur is the chairperson of the nominating and corporate governance committee. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the NYSE.

The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become directors of The Generation Essentials Group and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose, exercise their powers fairly as between different sections of shareholders and exercise independent judgement. Directors should not improperly fetter the exercise of future discretion nor put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to The Generation Essentials Group, directors of The Generation Essentials Group must ensure compliance with The Generation Essentials Group memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. The Generation Essentials Group has the right to seek damages if a duty owed by its directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by its directors is breached.

Appointment and Removal of Directors

The Amended Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Amended Articles also provide that the directors may, by the affirmative vote of a simple majority of the remaining directors, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Directors of The Generation Essentials Group are generally not subject to a term of office and will hold office until such time as he or she resigns his office by notice in writing to The Generation Essentials Group, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended Articles.

The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to The Generation Essentials Group, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the Amended Articles.

D.	Employees

As of December 31, 2025, we had 166 full-time employees. Our team is mainly based in Europe, the United States and Southeast Asia. The following tables sets forth the number of our employees by function as of December 31, 2025.

	As of December 31, 2025
	Number	%
Functions:
General management and administration	9	5.4
Sales and marketing	16	9.7
Hotel operation	93	56.0
Production and Editorial	48	28.9
Total	166	100.0

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions and our employees are not covered by any collective bargaining agreement.

As required by local regulations, we participate in various employee social security plans including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our employees in accordance with common market practice.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report:

●	each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;

●	each person who is an executive officer or director; and

●	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of Warrants or any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of Shares issued and outstanding as of the date of this annual report is 54,804,126 (comprising 44,175,159 Class A Ordinary Shares, 4,285,911 Class B Ordinary Shares and 6,343,056 Preferred Shares). As of the date of this annual report, 16,220,000 Warrants exercisable into 16,220,000 Class A Ordinary Shares are outstanding.

Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Preferred shares	% of total ordinary shares	% of voting power
Directors and Executive Officers(1):
Feridun Hamdullahpur	—	—	—	—	—
Joanne Shoveller	—	—	—	—	—
Raymond Yung	—	—	—	—	—
Samuel Chau	—	—	—	—	—
Giampietro Baudo	—	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—	—
5.0% Shareholders:
AMTD Group Inc.(2)	33,470,375	4,285,911	6,343,056	77.9	91.8
AMTD IDEA Group(3)	33,425,068	4,285,911	6,343,056	77.8	91.7
AMTD Digital Inc.(4)	15,000,000	4,285,911	6,343,056	39.8	77.5

Notes:

*	Holders of Class A Ordinary Shares and Class B Ordinary Shares will at all times vote together as a single class on all resolutions submitted to a vote by the members of The Generation Essentials Group (including ordinary resolutions and special resolutions). Each holder of Class A Ordinary Shares will be entitled to one vote per share and each holder of Class B Ordinary Shares will be entitled to 20 votes per share on all matters submitted to them for a vote. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances. Holders of Preferred Shares are entitled to vote only on transactions that may result in a change of control of The Generation Essentials Group, in which case holders of Preferred Shares must vote as a separate class and no change of control transaction may proceed unless and until so approved.

**	Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of The Generation Essentials Group, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.

(1)	The business address for the directors and executive officers of The Generation Essentials Group is 66 rue Jean-Jacques Rousseau 75001 Paris, France.

(2)	Represents (i) 45,307 Class A Ordinary Shares directly held by AMTD Group Inc., (ii) 18,425,068 Class A Ordinary Shares directly held by AMTD IDEA Group; (iii) 15,000,000 Class A ordinary shares directly held by AMTD Digital Inc., (iv) 4,285,911 Class B Ordinary Shares directly held by AMTD Digital Inc., and (v) 6,343,056 Preferred Shares directly held by AMTD Digital Inc. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The board of directors of AMTD Group consists of Mr. Marcellus Wong and Dr. Feridun Hamdullahpur.

(3)	Represents (i) 18,425,068 Class A Ordinary Shares directly held by AMTD IDEA Group, (ii) 15,000,000 Class A ordinary shares directly held by AMTD Digital Inc.,(iii) 4,285,911 Class B Ordinary Shares directly held by AMTD Digital Inc, and (iv) 6,343,056 Preferred Shares directly held by AMTD Digital Inc. AMTD IDEA Group is a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX and controlled by AMTD Group Inc.

(4)	Represents 15,000,000 Class A ordinary shares, 4,285,911 Class B Ordinary Shares and 6,343,056 Preferred Shares directly held by AMTD Digital Inc., a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD Digital Inc. consists of Dr. Timothy Tong, Dr. Feridun Hamdullahpur and Joanne Shoveller. AMTD Digital Inc. is listed on the NYSE and controlled by AMTD IDEA Group.

Enforceability of Civil Liabilities

The Generation Essentials Group is incorporated under the laws of the Cayman Islands. Service of process upon The Generation Essentials Group and upon its directors and officers named in this annual report, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

During the year ended December 31, 2025, we entered into a stock lending agreement with a subsidiary of the Controlling Shareholder, pursuant to which we lent certain listed equity shares to the subsidiary of the Controlling Shareholder, bearing interest at 2% per annum computed based on market value of the listed equity shares. During the fiscal year ended December 31, 2025, the total amount of stock-borrowing charges was US$0.7 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

License Agreement between TGE and AMTD Group Inc.

See “Item 4. Information on the Company— Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.”

Related Party Transactions

Certain Relationships and Related Person Transactions in Connection with the Business Combination

Shareholders Support and Lock-Up Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Black Spade II, The Generation Essentials Group and the then shareholders of The Generation Essentials Group entered into a shareholder support and lock-up agreement and deed (the “TGE Shareholders Support Agreement”), pursuant to which each such shareholder agreed to, among other things, (i) attend any shareholder meeting of The Generation Essentials Group to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the shares of The Generation Essentials Group and any other securities acquired by such shareholder in favor of approving the transactions contemplated by the Business Combination Agreement and the ancillary agreements.

In addition, pursuant to the TGE Shareholders Support Agreement, each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (each, a “Lock-Up Obligor”) also agreed not to transfer or sell, during a period of three (3) years from and after the Closing Date, subject to customary exceptions, (i) any Ordinary Shares or other equity securities of The Generation Essentials Group held by such Lock-Up Obligor immediately after the Closing (including the Earnout Shares), excluding any Ordinary Shares acquired in open market transactions after the Closing, (ii) any Ordinary Shares received by such Lock-Up Obligor upon the exercise, conversion or settlement of options or warrants held by such Lock-Up Obligor immediately after Closing (along with such options or warrants themselves), and (iii) any equity securities of The Generation Essentials Group issued or issuable with respect to any securities referenced in clauses (i) through (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Sponsor Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, The Generation Essentials Group, Black Spade II, Sponsor and certain other holders of BSII II Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend an extraordinary general meeting of holders of BSII Shares (including any permitted adjournment or postponement) to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSII Class B Ordinary Shares, and any other BSII securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement and the ancillary agreements.

In addition, pursuant to the Sponsor Support Agreement, from the Closing until the date falling two years after the Closing Date, for so long as the Sponsor and its affiliates collectively hold at least 5% of the issued and outstanding ordinary shares of The Generation Essentials Group, the Sponsor shall be entitled to appoint up to two non-voting observers to the board of directors of The Generation Essentials Group, and, for so long as the Sponsor and its affiliates collectively hold at least 3% but less than 5% of the issued and outstanding ordinary shares of The Generation Essentials Group, the Sponsor shall be entitled to appoint one non-voting observer to the board of directors of The Generation Essentials Group.

Registration Rights Agreement

At the Closing, The Generation Essentials Group, certain shareholders of The Generation Essentials Group, the Sponsor and certain affiliates of the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which The Generation Essentials Group agrees to use its reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 30 days of the Closing. Pursuant to the Registration Rights Agreement, the Sponsor, AMTD Digital Inc., AMTD IDEA Group, AMTD Group Inc., and certain other current equity holders of Black Spade II and certain other current equity holders of The Generation Essentials Group may request to sell all or a portion of their registrable securities in an underwritten offering; provided that The Generation Essentials Group is only obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, US$7,500,000. The Generation Essentials Group also agrees to provide customary “piggyback” registration rights. The Registration Rights Agreement provides that TGE should pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Assignment, Assumption and Amendment Agreement

At the Closing, The Generation Essentials Group, Black Spade II and Continental Stock Transfer & Trust Company entered into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) of that certain warrant agreement, dated August 27, 2024, by and between Black Spade II and Continental Stock Transfer & Trust Company (the “BSII Warrant Agreement”), pursuant to which, among other things, effective as of the Merger Effective Time, Black Spade II assigned to The Generation Essentials Group, and The Generation Essentials Group assumed, all of Black Spade II’s rights, title, interests, liabilities and obligations under the BSII Warrant Agreement.

Certain Relationships and Related Person Transactions

We generated US$2,726,000, US$2,737,000 and US$2,739,000 of marketing income and nil, nil and US$737,000 of stock-borrowing charges from AMTD Group Inc. in 2023, 2024 and 2025.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors — Risks Relating to Our Businesses and Industries in General — We may be subject to risks relating to litigation and regulatory investigations and proceedings, which could adversely affect our business, prospects, results of operations and financial condition.”

Dividend Policy

The Generation Essentials Group and our subsidiaries have not declared or paid dividends or made any distributions as of the date of this annual report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

As a holding company, The Generation Essentials Group may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to The Generation Essentials Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, The Generation Essentials Group is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in The Generation Essentials Group being unable to pay its debts as they fall due in the ordinary course of business.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our Class A Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “TGE” and the Warrants are listed on the New York Stock Exchange American (“NYSE American”) under the trading symbol “TGE WS” since June 5, 2025.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “TGE” and the Warrants are listed on the New York Stock Exchange American (“NYSE American”) under the trading symbol “TGE WS.” Our Class A ordinary shares have also been listed on LSE since December 10, 2025 and trade under the symbol “TGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

A summary description of the Warrants is also set forth below.

Registered Office and Objects

The registered office of our company is at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

The Generation Essentials Group was incorporated as an exempted company in accordance with the laws of the Cayman Islands. The mailing address of our principal executive office is 66 rue Jean-Jacques Rousseau, 75001 Paris, France, and its phone number is +33 (0) 1 7673 2800. Our corporate website address is https://www.thegenerationessentials.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General

Holders of Class A Ordinary Shares and Class B Ordinary Shares will generally have the same rights except for voting and conversion rights. The Generation Essentials Group maintains a register of its shareholders and a shareholder will be entitled upon request to a share certificate.

Dividends

The holders of Ordinary Shares will be entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as shareholders of The Generation Essentials Group may declare by ordinary resolution. Class A Ordinary and Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie.

Holders of Preferred Shares shall not be entitled to any dividends for a period of twelve (12) months after June 3, 2025, being the date of effectiveness of the Amended Articles.

Voting Rights

In respect of all matters upon which holders of Ordinary Shares are entitled to vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to 20 votes. Voting at any meeting of shareholders will be decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs and the result of a poll shall be deemed to be the resolution of the meeting.

Class A Ordinary Shares and Class B Ordinary Shares will vote together on all matters as a single class except as otherwise required by law. An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, while a special resolution will require not less than two-thirds of votes cast, in each case by such shareholders entitled to vote and present in person or by proxy or (in the case of corporations) by their duly authorized representatives. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to the memorandum and articles of association of The Generation Essentials Group.

Holders of Preferred Shares shall only on any transaction that may result in a Change of Control (as defined in the Amended Articles), be entitled to cast one (1) vote per Preferred Share and shall vote at a separate general meeting of the holders of the Preferred Shares. Save for the above and except as provided in the Amended Articles, each Preferred Share shall not be entitled to vote on any other matters subject to a vote at general meetings of TGE.

Optional and Mandatory Conversion

Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances.

Upon any transfer of Class B Ordinary Shares by a holder thereof to any person other than Dr. Calvin Choi or any other person designated by Dr. Calvin Choi, each such Class B Ordinary Share will automatically and immediately convert into one Class A Ordinary Share.

Holders of Preferred Shares are not entitled to any conversion rights under the Amended Articles.

Transfer of Ordinary Shares

Subject to applicable laws, including securities laws, and the restrictions contained in the Amended Articles and to any lock-up agreements to which a shareholder may be a party, any shareholders may transfer all or any of their Class A Ordinary Shares, Class B Ordinary Shares or Preferred Shares by an instrument of transfer in the usual or common form or any other form approved by the board of directors.

Class B Ordinary Shares may be transferred only to Dr. Calvin Choi and any other person designated by Dr. Calvin Choi and any Class B Ordinary Shares transferred otherwise will be converted into Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”

The board of directors may decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with The Generation Essentials Group accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of The Generation Essentials Group may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class or series of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

●	a fee of such maximum sum as the applicable stock exchange may determine to be payable, or such lesser sum as the board of directors of The Generation Essentials Group may from time to time require, is paid to The Generation Essentials Group in respect thereof.

If the board of directors refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

The Class A Ordinary Shares and Class B Ordinary Shares will rank equally upon occurrence of any liquidation or winding up of The Generation Essentials Group, in the event of which assets of The Generation Essentials Group will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.

Holders of Preferred Shares shall, in the event of a liquidation, winding-up or dissolution of The Generation Essentials Group, be entitled, prior and in preference to holders of the Class A Ordinary Shares and Class B Ordinary Shares, to the distribution of the assets of The Generation Essentials Group available for distribution in the amount of the Preferred Shares Liquidation Preference (as defined in the Amended Articles) (ratably based on the Preferred Shares held by each holder thereof), and the assets (if any) available for distribution after the full distribution of the Preferred Shares Liquidation Preference shall be distributed ratably among holders of the Class A Ordinary Shares and Class B Ordinary Shares.

Calls on Shares and Forfeiture of Shares

The board of directors of The Generation Essentials Group may from time to time make calls upon shareholders for any amounts unpaid on their shares in The Generation Essentials Group. The shares in The Generation Essentials Group that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption Shares

Subject to the provisions of the Cayman Islands Companies Act, The Generation Essentials Group may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or The Generation Essentials Group. The redemption of such shares will be effected in such manner and upon such other terms as The Generation Essentials Group may, by either the board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.

Variations of Rights of Shares

If at any time the share capital of The Generation Essentials Group is divided into different classes of shares, all or any of the rights attached to any class (subject to any rights or restrictions for the time being attached to any class or series,) may only be materially and adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

General Meetings of Shareholders

The Generation Essentials Group may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as the board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of the board of directors or the board of directors of The Generation Essentials Group may call extraordinary general meetings. The board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one third of the votes that may be cast at such meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of Class B Ordinary Shares shall be required in any event.

Inspection of Books and Records

The board of directors will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of The Generation Essentials Group will be open to the inspection by shareholders, and no shareholder will otherwise have any general right of inspecting any account or book or document of The Generation Essentials Group except as required by law or the Amended Articles or authorized by the board of directors.

Changes in Capital

The Generation Essentials Group may from time to time by ordinary resolution:

●	increase its share capital by new shares of such amount as it think expedient;

●	consolidate and divide all or any share capital into shares of a larger amount than existing shares;

●	sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Generation Essentials Group may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.

Registration Rights

Certain of our shareholders are entitled to certain registration rights, pursuant to which we have agreed to provide customary demand registration rights and “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

Pre-emption rights

The holders of the Class A Ordinary Shares are not entitled to any pre-emption rights under the Cayman Islands Companies Act or the Amended Articles. Pursuant to the Amended Articles, all unissued shares in the Company for the time being shall be under the control of the Directors who may, in their absolute discretion and without the approval of the shareholders, allot, issue and grant rights or options over the same. The Directors may create and issue from time to time series of preferred shares in their absolute discretion and without approval of the shareholders.

Warrants

As a result of the Business Combination, each BSII Warrant outstanding immediately prior thereto was assumed by The Generation Essentials Group and converted into a Warrant. Each Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to the BSII Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions). A summary description of the Warrants is set forth below.

Public Warrants

Each whole Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on July 4, 2025, being 30 days after the consummation of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a Warrant holder. No fractional Warrants will be issued upon separation of Units and only whole Warrants will trade. The Warrants will expire five years consummation of the Business Combination, at 5:00 p.m., New York City time on June 4, 2030, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue a Class A Ordinary Share upon exercise of a Warrant unless the Class A Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have filed the registration statement within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If the registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants is not effective within 60 business days after the closing of the Business Combination, holders of Warrants may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

In the case of a cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume-weighted average price of the Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Redemption of Warrants After the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the private placement Warrants):

We may redeem the outstanding Warrants (except as described herein with respect to the Sponsor Warrants):

●	in whole and not in part;

●	at a price of US$0.01 per Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and

●	if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. If and when the Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem Warrants even if the holders are otherwise unable to exercise their Warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the US$18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described below under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments”) as well as the US$11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of Class A Ordinary Shares issuable upon the exercise of the Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case.

Anti-dilution Adjustments

 If the number of outstanding Class A Ordinary Shares is increased by a capitalization or share dividend payable in Class A Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to holders of the Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed US$0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than US$0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.

If the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division, or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding Class A Ordinary Shares.

Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of ours as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated memorandum and articles of association or as a result of the redemption of Class A Ordinary Shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Class A Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of Class A Ordinary Shares in such a transaction is payable in the form of Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant.

The Warrant Agreement provides that (a) the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in this annual report, or defective provision, (ii) removing or reducing our ability to redeem the Public Warrants and, if applicable, a corresponding amendment to our ability to redeem the Sponsor Warrants, or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants under the Warrant Agreement in any material respect; (b) the terms of the Warrants may be amended with the vote or written consent of at least 50% of the then outstanding Public Warrants and Sponsor Warrants, voting together as a single class, to allow for the Warrants to be, or continue to be, as applicable, classified as equity in our financial statements; and (c) all other modifications or amendments to the Warrant Agreement with respect to (i) the Public Warrants require the vote or written consent of holders of at least 50% of the then outstanding Public Warrants, and (ii) the Sponsor Warrants require the vote or written consent of holders of at least 50% of the then outstanding Sponsor Warrants.

Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to the Warrant holder.

Subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Sponsor Warrants

The Sponsor Warrants (including the Class A Ordinary Shares issuable upon exercise of the Sponsor Warrants) are not transferable, assignable or saleable until 30 days after the completion of the Business Combination (except pursuant to limited exceptions to certain officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor, its members or their respective permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants. The Sponsor Warrants will not be redeemable by us and may be exercisable on a cashless basis.

If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Sponsor Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Sponsor Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the volume-weighted average price of the Class A Ordinary Shares for the 10 trading days ending on the 10th trading day prior to the date on which the notice of Sponsor Warrants exercise is sent to the warrant agent.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Tax Considerations

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands or if the transfer documents are executed in or brought into the Cayman Islands.

U.S. Federal Income Tax Considerations

General

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Class A Ordinary Shares and Warrants (collectively, the “Securities”). This summary addresses only U.S. Holders that hold Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment) and assumes that any distributions made (or deemed made) by us on the Securities and any consideration received (or deemed received) by us on the sale or other taxable disposition of Securities will be in U.S. dollars. This discussion is based on the Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect, which could alter the considerations described herein. Moreover, there can be no assurance that the Internal Revenue Service (the “IRS”) will not take, or that a court will not sustain, a position contrary to those described below.

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to holder subject to special U.S. federal income tax rules such as:

●	banks and other financial institutions;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 10% or more of our Class A ordinary shares, by (vote or value);

●	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Securities being taken into account in an applicable financial statement;

●	persons that hold the Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

●	persons whose functional currency is not the U.S. dollar.

In addition, this discussion does not address the U.S. federal estate tax, gift tax, or any minimum tax considerations, the Medicare tax on net investment income, or any aspects of U.S. state or local or non-U.S. taxation.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the Securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds the Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the Securities and persons that are treated as partners of such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of Securities in light of their particular circumstances.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of the Securities that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States,

●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

●	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

●	a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions or (2) it has in effect a valid election to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

As stated under “Dividend Policy”, we do not intend to pay any dividends or pay distributions in the near future. If we do make a distribution of cash or other property to a U.S. Holder of the Class A Ordinary Shares, however, subject to the PFIC rules discussed below, such distributions will generally be treated as dividends for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because we does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distribution paid by us will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at the lower long-term capital gains rates applicable to “qualified dividend income” but only if our Class A Ordinary Shares are readily tradable on an established securities market in the United States, provided that we are not a PFIC (or treated as a PFIC with respect to a particular U.S. Holder) in the taxable year in which the dividend was paid or the preceding taxable year and certain holding period and other requirements are met. Our Class A Ordinary Shares are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the Class A Ordinary Shares will continue to be so listed. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A Ordinary Shares.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. Any such adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of Warrants. However, the U.S. Holders of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A Ordinary Shares that is taxable to the U.S. Holders of such Class A Ordinary Shares as a distribution as described above under “— Taxation of Dividends and Other Distributions on Class A Ordinary Shares.” Such a constructive distribution to U.S. Holders of Warrants would be subject to tax as described above in the same manner as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of the increase in the Warrant holders’ proportionate interest. A U.S. Holder’s adjusted tax basis in a Warrant would generally be increased to the extent any such constructive distribution is treated as a dividend.

Taxation on the Disposition of the Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.

Any such capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Securities exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. The deductibility of capital losses is subject to various limitations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a Warrant. A Class A Ordinary Share acquired pursuant to the exercise of a Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant. Such loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the Warrant is more than one year. The deductibility of capital losses is subject to limitations.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants exercised. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the Warrants or the following day. If a cashless exercise is treated as a recapitalization, the U.S. Holder’s holding period for the Class A Ordinary Shares received will include the holding period of the Warrants exercised.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered a portion of the Warrants to be exercised with an aggregate fair market value equal to the exercise price for the remaining portion of the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. A U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the portion of the Warrants deemed to be exercised (i.e., the U.S. Holder’s purchase price for such Warrants (or the portion of such U.S. Holder’s purchase price for Units that is allocated to such Warrants)) and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants. We expect a cashless exercise of Warrants to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance regarding which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Subject to the PFIC rules described below, if we redeem Warrants for cash pursuant to the redemption provisions of the Warrants, or purchase Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such Warrants by the U.S. Holder, taxed as described above under “— Taxation on the Disposition of the Securities.”

PFIC Considerations

Definition of a PFIC

A foreign corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income (for these purposes including cash and cash equivalents). Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of TGE

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of TGE and its subsidiaries, TGE does not currently expect to be a PFIC for the current taxable year ending December 31, 2025 or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of the income and assets of TGE and its subsidiaries, which may fluctuate, and, thus, is subject to change. Accordingly, there can be no assurance that TGE or any of its subsidiaries will not be a PFIC for any taxable year. Furthermore, fluctuations in the market price of the Class A Ordinary Shares may cause TGE to become a PFIC because the value of its assets (including goodwill and other unbooked intangibles) may be determined for purposes of the asset test by reference to the market price of the Class A Ordinary Shares, which may be volatile. Additionally, under circumstances where TGE’s income from activities that produce passive income significantly increases relative to income from activities that produce non-passive income, or where TGE determines not to deploy significant amounts of cash for active purposes, TGE’s risk of becoming a PFIC may substantially increase.

Application of PFIC Rules

If TGE is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder’s Class A Ordinary Shares, then the holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to such Class A Ordinary Shares unless the U.S. Holder makes a “mark-to-market” election as described below.

It is not entirely clear how various aspects of the PFIC rules apply to the Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). U.S. Holders should consult their tax advisors regarding the possible application of the Proposed PFIC Option Regulations to the Warrants. The following discussion assumes that the Proposed PFIC Option Regulations will apply to the Warrants.

The Default PFIC Regime applies with respect to:

●	Any gain recognized by the U.S. Holder on the sale or other disposition of such Securities; and

●	any “excess distribution” made to the U.S. Holder with respect to such Securities (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of such Securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Securities).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for such Securities;

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of TGE’s first taxable year as a PFIC in which the U.S. Holder held such Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect and applicable to the U.S. Holder for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

If a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes (or has made) a valid mark-to-market election with respect to Class A Ordinary Shares for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect of such shares as long as such shares continue to be treated as marketable stock. Instead, the U.S. Holder will generally include as ordinary income for each year that TGE is treated as a PFIC the excess, if any, of the fair market value of such shares at the end of its taxable year over the adjusted basis in such shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in such shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which TGE is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to any Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in light of their particular circumstances. If TGE is a PFIC and, at any time, has an equity interest in any foreign entity that is a PFIC, U.S. Holders of the Securities would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if TGE receives a distribution from, or disposes of all or part of TGE’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders should consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

We do not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election under Section 1295 of the Code which, if available, would result in tax treatment different from (and generally less adverse than) the Default PFIC regime described above.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules governing PFICs and the elections described above are complex and are affected by various factors in addition to those described herein. Accordingly, U.S. Holders should consult their tax advisors concerning the application of the PFIC rules in light of their particular circumstances.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES AND NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. HOLDERS OF THE SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SECURITIES UNDER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES..

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with SEC a registration statement on Form F-1 (File No. 333-288278), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and also from the reporting provisions in the case of principal shareholders, contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Price Risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities. We are exposed to equity securities price risk because certain investments we held are classified in the consolidated statements of financial position as financial assets at FVTPL. Profit for the year would increase/decrease as a result of gains/losses on equity securities classified as financial assets at FVTPL.

If there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at FVTPL, with all other variables held constant, the Group’s profit before taxation would have been approximately US$3,603,000 and US$20,376,000, respectively, during the year ended December 31, 2023 and 2024 higher/lower and loss before taxation would have been approximately US$15,207,000 during the year ended December 31, 2025 lower/higher.

We also had concentration risk in two listed equity shares as of December 31, 2023. As of December 31, 2024 and 2025, we had concentration risk relating to our holdings of the listed equity shares of AMTD Digital Inc. Bank of Qingdao Co., Ltd and Guangzhou Rural Commercial Bank Co., Ltd.

We entered into certain agreements in relation to the movement of the share price of the entirety of our holding of certain listed shares to reduce our exposure to the changes in fair value of financial assets. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value and any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss.

No sensitivity analysis is prepared on unlisted equity shares and movie income right investments as our directors consider that the impact on the price risk is insignificant.

Foreign Currency Risk

We have certain transactions denominated in foreign currencies which are different from our functional currency, and therefore we are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Our key currency risk exposure primarily arises from accounts receivable, accounts payable and bank balances denominated in other currencies. As of December 31, 2023, 2024 and 2025, we had no significant exposure to foreign currency risk.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate borrowings. We aim at keeping borrowings at variable rates. We manage our interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. Our management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range. Our cash flow interest rate risk exposure is insignificant.

Credit Risk

Credit risk refers to the risk that our counterparties default on their contractual obligations resulting in financial losses to us. Our credit risk exposures are primarily attributable to accounts receivable, bank balances and deposits and other receivables. Our directors consider that these credit risks are not significant.

Liquidity Risk

We aim to maintain cash and credit lines to meet its liquidity requirements. We finance our working capital requirements through a combination of funds generated from operations, loans and equity financing. Our liquidity risk exposures are primarily attributable to accounts payable, other payables and accruals, borrowings, redeemable shares classified as financial liabilities, deferred underwriting commissions, amounts due to subsidiaries’ non-controlling shareholders, amount due to ultimate holding company.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Following the consummation of the Business Combination, we become a public company. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As a company with less than US$1.235 billion in revenues for fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than disclosed elsewhere in this annual report, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, we remain steadfast in our commitment to continuous improvement, and we remain vigilant and proactive in identifying opportunities to further refine and optimize our internal control systems. This ongoing process of enhancement ensures that our internal control not only meets current regulatory requirements but also adapts to evolving business conditions and industry good practices, thereby providing robust support for the accuracy of our financial reporting and operational efficiency.

Item 16	[RESERVED]

Item 16A.	Audit Committee Financial Expert

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https:// https://www.thegenerationessentials.com/

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our principal external auditors, for the periods indicated. We did not pay or accrue for payment any other fees to our principal accountants during the periods except as indicated below.

	For the Year Ended December 31,
	2024	2025
	(in thousands of US$)
Audit fees(1)	-	219
Audit-related fees(2)	-	-

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and statutory financial statements of certain subsidiaries.

(2)	“Audit-related fees” represents fees for non-attest services.

Our Audit Committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm prior to the engagement with respect to such services. The Chairperson of the Audit Committee has been delegated the authority by such committee to pre-approve audit and non-audit services by the independent registered public accounting firm. Such pre-approvals should be presented to the entire Audit Committee at the next Audit Committee meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$20,000,000 of our Ordinary Shares until the close of business on September 30, 2025, U.S. Eastern Time.

In April 2025, our board of directors approved an additional US$20 million in share repurchase authorization under the share repurchase program, and its term is extended to March 31, 2026.

In November 2025, our board of directors authorized a share repurchase program under which we may repurchase up to US$5 million of Class A Ordinary Shares until January 31, 2026.

We did not repurchase any shares during the period ended December 31, 2025 under these programs.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

A Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to such exception granted to foreign private issuers, we have followed our home country practice with respect to the requirement (i) to hold annual general meetings and did not hold an annual general meeting of shareholders in 2025, (ii) to obtain shareholder approval of share issuances (A) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (B) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance, and (iii) that we have a compensation committee that is composed entirely of independent directors.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of NYSE.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall executive management controls system.

Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a program of surveillance on our corporate network, continuous testing of aspects of our security posture, and regular cybersecurity training sessions for our key employees. Our IT department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The cybersecurity committee of our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. Our cybersecurity committee reviews, approves and maintains oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.

On the management level, our cybersecurity officer, compliance officers and chief information officer (the “Cybersecurity Risk Management Officers”), are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our board of directors and cybersecurity committee (i) on a quarterly basis regarding their assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will immediately organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our cybersecurity committee and our cybersecurity committee will decide on the response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure material for review and approval by our cybersecurity committee before it is disseminated to the public.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of The Generation Essentials Group, its subsidiaries and the variable interest entity are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of The Generation Essentials Group (incorporated by reference to Exhibit 3.1 to the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on June 24, 2025)
2.1	Warrant Agreement, dated as of August 27, 2024, between Black Spade Acquisition II Co and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
2.2	Specimen Class A Ordinary Share Certificate of The Generation Essentials Group (incorporated by reference to Exhibit 4.5 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
2.3	Specimen Warrant Certificate of The Generation Essentials Group (incorporated by reference to Exhibit 4.6 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
2.4	Assignment, Assumption and Amendment Agreement, dated June 3, 2025, by and among Black Spade Acquisition II Co, The Generation Essentials Group, and Continental Stock Transfer & Trust Company(incorporated by reference to Exhibit 4.4 to the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on June 24, 2025)
2.5	Registration Rights Agreement dated August 27, 2024, by and among Black Spade Acquisition II Co, Black Spade Sponsor LLC II and certain shareholders of Black Spade Acquisition II Co (incorporated by reference to Exhibit 4.8 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
2.6	Registration Rights Agreement, dated June 3, 2025, by and among The Generation Essentials Group, Black Spade Sponsor LLC II and other parties named therein (incorporated by reference to Exhibit 4.6 to the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on June 24, 2025)
2.7*	Description of Securities
4.1	Business Combination Agreement, dated as of January 27, 2025, by and among The Generation Essentials Group (formerly known as World Media and Entertainment Universal Inc.), Black Spade Acquisition II Co, and WME Merger Sub Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
4.2	Plan of Merger, dated as of January 27, 2025, by and among Black Spade Acquisition II Co, WME Merger Sub Limited, and The Generation Essentials Group (incorporated by reference to Exhibit 2.2 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
4.3	Administrative Services Agreement, dated August 27, 2024 by and between Black Spade Sponsor LLC II and Black Spade Acquisition II Co (incorporated by reference to Exhibit 10.2 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
4.4	Letter Agreement, dated August 27, 2024, among Black Spade Sponsor LLC II, Black Spade Acquisition II Co and certain security holders (incorporated by reference to Exhibit 10.3 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)

4.5	Sponsor Support Agreement and Deed, dated January 27, 2025, by and among The Generation Essentials Group, Black Spade Acquisition II Co, Black Spade Sponsor LLC II and other parties named therein (incorporated by reference to Exhibit 10.4 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
4.6	Shareholder Support and Lock-up Agreement and Deed, dated January 27, 2025 (incorporated by reference to Exhibit 10.5 to the Registration Statement Form F-4 (File No. 333-286501) filed with the Securities and Exchange Commission on May 6, 2025)
4.7	The Generation Essentials Group 2025 Share Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on June 24, 2025)
8.1*	List of subsidiaries of The Generation Essentials Group
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Registration Statement Form F-1 (File No. 333-288278) filed with the Securities and Exchange Commission on June 24, 2025)
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy of the Registrant
101.INS	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report.

**	Furnished with this annual report.

#	Certain portions of this exhibit have been redacted or omitted .

†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Generation Essentials Group

By:	/s/ Giampietro Baudo
	Name:	Giampietro Baudo
	Title:	Chief Executive Officer

Date: April 29, 2026

THE GENERATION ESSENTIALS GROUP

Page(s)
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 6783)	F-2
Audited Consolidated Financial Statements
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2023, 2024 and 2025	F-3
Consolidated Statements of Financial Position as of December 31, 2023, 2024 and 2025	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2023, 2024 and 2025	F-5 to F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025	F-8 to F-9
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2024 and 2025	F-10 to F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID NO. 6783)

To the shareholders and the Board of Directors of The Generation Essentials Group

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Generation Essentials Group and its subsidiaries (formerly known as World Media and Entertainment Universal Inc.) (collectively known as the “Group”) as of December 31, 2023, 2024 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2023, 2024 and 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, 2024 and 2025, and the results of its operations and its cash flows for the years ended December 31, 2023, 2024 and 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore
April 29, 2026

We have served as the Group’s auditor since 2024.

THE GENERATION ESSENTIALS GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		Year ended December 31,
	Notes	2023	2024	2025
		US$’000	US$’000	US$’000
REVENUE
Media advertising and marketing services income	5	14,422	18,859	17,740
Hotel operation, hospitality and VIP services income	5	5,423	23,132	27,965
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	5	60,457	8,681	8,616
Net fair value changes on financial assets at FVTPL and derivative financial instruments	5	(37,759)	26,342	44,004
		42,543	77,014	98,325
Cost of production and cost of hotel operation		(5,886)	(15,612)	(19,980)
Other income and gains	5	1,245	24,815	10,571
Share-based payment expenses	6	—	—	(58,902)
Gain from a bargain purchase	36	4,469	—	—
Other operating expenses	6	(5,677)	(15,542)	(20,333)
Staff costs	7	(7,891)	(13,132)	(12,551)
Share of losses of joint ventures		(2,608)	(558)	—
Finance costs	8	(7,136)	(10,612)	(8,293)
PROFIT (LOSS) BEFORE TAX		19,059	46,373	(11,163)
Income tax expense	9	(1,811)	(1,643)	(1,568)
PROFIT (LOSS) FOR THE YEAR		17,248	44,730	(12,731)

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(966)	(4,571)	8,952
Share of other comprehensive income of joint ventures		5,269	2,833	—

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation from functional currency to presentation currency		(361)	2,463	(1,290)
Surplus on revaluation of properties		9,041	20,629	14,909
OTHER COMPREHENSIVE INCOME FOR THE YEAR		12,983	21,354	22,571
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		30,231	66,084	9,840

Profit (loss) for the year attributable to:
Owners of the Company		8,164	27,751	(7,754)
Non-controlling interests		9,084	16,979	(4,977)
		17,248	44,730	(12,731)

Total comprehensive income for the year attributable to:
Owners of the Company		11,144	41,725	3,456
Non-controlling interests		19,087	24,359	6,384
		30,231	66,084	9,840

Earnings (loss) per share	10
Class A ordinary shares - Basic and diluted (US$)		0.45	1.64	(0.17)
Class B ordinary shares - Basic and diluted (US$)		0.45	1.64	(0.17)

The accompanying notes are an integral part of the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023, 2024 AND 2025

		As of December 31,
	Notes	2023		2024		2025
		US$’000		US$’000		US$’000
ASSETS
Non-current assets
Property, plant and equipment	11	195,109		574,693		596,137
Intangible assets	12	118,678		119,381		119,099
Interests in joint ventures	13	95,686		—		—
Deposits	16	—		—		77,225
Financial assets at FVTPL	14	60,243		395,337		459,145
Total non-current assets		469,716		1,089,411		1,251,606

Current assets
Accounts receivable	15	5,339		6,457		7,112
Prepayments, deposits and other receivables	16	2,645		3,042		2,209
Financial assets at FVTPL	14	17,558		25,207		8,039
Derivative financial instruments	17	—		30,339		177,450
Restricted cash	18	135		—		—
Cash and bank balances	18	6,121		19,978		17,660
Total current assets		31,798		85,023		212,470
Total assets		501,514		1,174,434		1,464,076

EQUITY AND LIABILITIES
Current liabilities
Accounts payable	19	5,794		2,785		1,533
Other payables and accruals	20	17,151		7,309		6,114
Contract liabilities	21	809		564		592
Tax payable		812		1,554		2,242
Borrowings	22	741		176		50,232
Lease liabilities	23	185		253		246
Provisions	24(a)	3,866		—		—
Financial liabilities at FVTPL	27	—		—		2,430
Amounts due to subsidiaries’ non-controlling shareholders	26	53,727		63,019		64,081
Total current liabilities		83,085		75,660		127,470

Non-current liabilities
Accounts payable	19	3,014		—		—
Deferred underwriting commissions		—		—		6,000
Provisions	24(b)	—		1,664		2,407
Borrowings	22	61,563		219,433		208,910
Lease liabilities	23	198		267		27
Deferred tax liabilities	25	5,624		5,658		5,645
Financial liabilities at FVTPL	27	—		—		2,665
Redeemable shares classified as financial liabilities	28	—		—		139,322
Amount due to ultimate holding company	29	70,196		102,622		132,541
Total non-current liabilities		140,595		329,644		497,517
Total liabilities		223,680		405,304		624,987

CAPITAL AND RESERVES
Share capital	30	—	*	—	*	—	*
Reserves		103,780		665,277		728,852
Equity attributable to owners of the Company		103,780		665,277		728,852
Non-controlling interests	37	174,054		103,853		110,237
Total equity		277,834		769,130		839,089
Total liabilities and equity		501,514		1,174,434		1,464,076

*	The amount is less than US$1,000.

The accompanying notes are an integral part of the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2023, 2024 AND 2025

	Share capital	Share premium	Preferred shares	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note (ii))
As of January 1, 2023	—	—	—	144,273	62,906	(111)	82,197	289,265	197,378	486,643

Profit for the year	—	—	—	—	—	—	8,164	8,164	9,084	17,248
Exchange differences arising from translation	—	—	—	—	—	(758)	—	(758)	(569)	(1,327)
Surplus on revaluation in properties	—	—	—	—	1,726	—	—	1,726	7,315	9,041
Share of other comprehensive income of joint ventures	—	—	—	—	2,385	(373)	—	2,012	3,257	5,269
Total comprehensive income for the year	—	—	—	—	4,111	(1,131)	8,164	11,144	19,087	30,231

Change in shareholding of subsidiaries without losing control	—	—	—	(31,845)	(36,762)	(150)	(16,945)	(85,702)	85,702	—
Distribution to ultimate holding company (note (i))	—	—	—	(110,927)	—	—	—	(110,927)	(128,113)	(239,040)
As of December 31, 2023	—	—	—	1,501	30,255	(1,392)	73,416	103,780	174,054	277,834

THE GENERATION ESSENTIALS GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
AS OF DECEMBER 31, 2023, 2024 AND 2025

	Share capital	Share premium	Preferred shares	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note (ii))
As of January 1, 2024	—	—	—	1,501	30,255	(1,392)	73,416	103,780	174,054	277,834

Profit for the year	—	—	—	—	—	—	27,751	27,751	16,979	44,730
Exchange differences arising from translation	—	—	—	—	—	653	—	653	(2,761)	(2,108)
Surplus on revaluation in properties	—	—	—	—	12,239	—	—	12,239	8,390	20,629
Share of other comprehensive income of joint ventures	—	—	—	—	329	753	—	1,082	1,751	2,833
Total comprehensive income for the year	—	—	—	—	12,568	1,406	27,751	41,725	24,359	66,084

Issue of voting ordinary shares of the Company	—	261,889	—	—	—	—	—	261,889	—	261,889
Issue of non-voting redeemable preferred shares of the Company	—	—	100,000	—	—	—	—	100,000	—	100,000
Change in shareholding of subsidiaries without losing control	—	—	—	3,159	52,855	(696)	110,378	165,696	(165,696)	—
Recognition of subsidiaries upon control over Singapore hotel companies (defined in note 13)	—	—	—	—	—	—	—	—	71,136	71,136
Distribution to ultimate holding company (note (i))	—	—	—	(7,813)	—	—	—	(7,813)	—	(7,813)
As of December 31, 2024	—	261,889	100,000	(3,153)	95,678	(682)	211,545	665,277	103,853	769,130

THE GENERATION ESSENTIALS GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
AS OF DECEMBER 31, 2023, 2024 AND 2025

	Share capital	Share premium	Preferred shares	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note (ii))
Loss for the year	—	—	—	—	—	—	(7,754)	(7,754)	(4,977)	(12,731)
Exchange differences arising from translation	—	—	—	—	—	3,460	—	3,460	4,202	7,662
Surplus on revaluation in properties	—	—	—	—	7,750	—	—	7,750	7,159	14,909
Total comprehensive income (expense) for the year	—	—	—	—	7,750	3,460	(7,754)	3,456	6,384	9,840

Issue of voting ordinary shares of the Company	—	60,119	—	—	—	—	—	60,119	—	60,119

As of December 31, 2025	—	322,008	100,000	(3,153)	103,428	2,778	203,791	728,852	110,237	839,089

Notes:

(i)	Contribution from and distribution to ultimate holding company during the years represents the dividend income net with withholding tax received, payments to or disposal receipts of financial assets at FVTPL and settlement of derivative financial instruments directly through ultimate holding company.

(ii)	The amount is less than US$1,000.

The accompanying notes are an integral part of the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
consolidated STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		Year ended December 31,
	Notes	2023	2024	2025
		US$’000	US$’000	US$’000
OPERATING ACTIVITIES
Profit (loss) before tax		19,059	46,373	(11,163)
Adjustments for:
Interest income	5	(4)	(17)	(9)
Dividend income	5	(9,935)	(8,681)	(8,616)
Net fair value changes on financial assets at FVTPL and derivative financial instruments	5	37,759	(26,342)	(44,004)
Gain on disposal of financial assets at FVTPL and derivative financial instruments	5	(50,522)	—	—
Share-based payment expenses		—	—	58,902
Net fair value changes on financial liabilities at FVTPL		—	—	(9,330)
Fair value gain on over-allotment options		—	—	(126)
Finance costs	8	7,136	10,612	8,293
Depreciation of property, plant and equipment	6	2,824	11,712	15,455
Amortization of intangible assets	6	9	9	9
Gain from a bargain purchase		(4,469)	—	—
Gain on disposal of subsidiaries		—	(24,757)	—
Share of losses of joint ventures		2,608	558	—

Operating cash flows before changes in working capital		4,465	9,467	9,411
Increase in accounts receivable		(1,834)	(3,727)	(657)
Increase in prepayments, deposits and other receivables		(385)	(2,435)	(252)
Decrease (increase) in restricted cash		280	(72)	—
(Decrease) increase in accounts payable		(1,440)	924	(1,246)
Increase (decrease) in other payables and accruals		1,316	434	(3,843)
(Decrease) increase in contract liabilities		(913)	(216)	28
(Decrease) increase in provisions		(355)	175	747
Cash from operations		1,134	4,550	4,188
Profits tax paid		(6)	—	(862)
Dividend received		—	—	8,616
Bank interest received		4	17	9
Net cash from operating activities		1,132	4,567	11,951

INVESTING ACTIVITIES
Addition to property, plant and equipment	11	—	(8)	(671)
Addition to financial assets at FVTPL		—	—	(150,000)
Deposits paid for acquisitions		—	—	(77,225)
Net cash inflow from acquisition of subsidiaries	36	27	4,273	—
Net cash outflow from disposal of subsidiaries		—	(953)	—
Net receipt from amounts due from joint ventures		6,673	—	—
Net cash from (used in) investing activities		6,700	3,312	(227,896)

FINANCING ACTIVITIES
Proceeds from issuance of shares of the Company		—	—	12,977
Proceeds from issuance of units of TGE SPAC (as defined in note 14)		—	—	150,000
Costs direct attributable to the issuance of units of TGE SPAC		—	—	(2,016)
Interest paid		(2,638)	(10,920)	(8,508)
Payment of lease liabilities		(81)	(280)	(247)
Repayment of bank borrowings		(508)	(1,757)	(164)
Repayment to subsidiaries’ non-controlling shareholders		(2,059)	(15,675)	—
Net receipt of amount due to ultimate holding company		2,814	34,864	61,693
Net cash (used in) from financing activities		(2,472)	6,232	213,735

The accompanying notes are an integral part of the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
consolidated STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		Year ended December 31,
	Notes	2023	2024	2025
		US$’000	US$’000	US$’000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		5,360	14,111	(2,210)
Cash and cash equivalents at the beginning of the year		1,208	6,121	19,978
Effect of foreign exchange rate change, net		(447)	(254)	(108)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		6,121	19,978	17,660
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		6,121	19,978	17,660

The accompanying notes are an integral part of the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1.	CORPORATE INFORMATION

The Generation Essentials Group (formerly known as World Media and Entertainment Universal Inc.) (the “Company”) is a limited liability company incorporated in the Cayman Islands. The Company’s immediate holding company and intermediate holding company are AMTD Digital Inc. and AMTD IDEA Group, companies incorporated in Cayman Islands. The Company’s ultimate holding company is AMTD Group Inc. (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”). The Company is an investment holding company. The Company and its subsidiaries (collectively known as “the Group”) are involved in the provision of media and entertainment services, hotel operation, hospitality and VIP services and strategic investments.

Information about principal subsidiaries

Particulars of the Company’s principal subsidiaries as of the date of the report are as follows:

			Issued and	Effective interests attributable to the Company as of
	Place of		registered	December 31,			Principal
Name	Incorporation		share capital	2023	2024	2025	activities
				(note iv)
WME Assets Group (note (i))	BVI	US$	10,410	38.2%	96.1%	96.1%	Investment holdings and hotel operation, hospitality and VIP services
L’Officiel Group Inc. (note (ii))	Cayman Islands	US$	1	46.6%	100%	100%	Investment holding and media and entertainment services
L’Officiel Europe Group Co., Ltd.	Cayman Islands	US$	1	—	100%	100%	Media and entertainment services
The Art Newspaper Group Inc. (note (iii))	Cayman Islands	US$	1	46.6%	100%	100%	Investment holding and media and entertainment services
WME Direct Investment Limited	BVI	US$	1	46.6%	100%	100%	Investment holding

Notes:

(i)	WME Assets Group is the holding company of the Group’s hotel operation, hospitality and VIP services in Hong Kong and Singapore.

(ii)	L’Officiel Group Inc. is the holding company of the Group’s media and entertainment business unit of “L’Officiel”.

(iii)	The Art Newspaper Group Inc. is the holding company of the Group’s media and entertainment business unit of “The Art Newspaper”. During the year ended December 31, 2023, the Group acquired 100% interests in The Art Newspaper. Details refer to note 36.

(iv)

The reorganization of the Group was not yet completed as of December 31, 2023. The combination of entities and related businesses were under common control of AMTD Group. The effective interests attributable to the Group as of December 31, 2023 represented the effective interests of respective entities under AMTD Group. The effective interests of certain entities are lower than 50%, AMTD Group owns Class B shares of AMTD IDEA Group and AMTD IDEA Group owns Class B shares of AMTD Digital Inc., of which Class B shares of AMTD IDEA Group and AMTD Digital Inc. entitled 20 votes on each share. As such, AMTD Group can exercise their control over the combined entities. The reorganization of the Group was completed during the year ended December 31, 2024.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1	BASIS OF PRESENTATION

The consolidated financial statements include the financial statements of certain subsidiaries of AMTD Group arising from the reorganization, and also include the results of operations of the investment business, which have been prepared on a carve-out basis. Such reorganization is outside of the scope of IFRS 3 Business Combinations, as such entities were under common control and managed by AMTD Group. The Group prepared the consolidated financial statements to capture the stand-alone media and entertainment services, hotel operation, hospitality and VIP services and strategic investment business, which have operated under AMTD Group during the years ended December 31, 2023, 2024 and 2025. The consolidated financial statements do not represent the financial position and results of operations of a legal entity but rather a combination of entities and businesses under common control of AMTD Group that reflect significant assumptions and allocations, including the following:

●	The assets and liabilities of the entities subject to the restructuring were reflected at their carrying amounts in AMTD Group. No adjustments were made to reflect fair values or recognize any new assets or liabilities that would otherwise be done under the acquisition method.

●	Any difference between consideration transferred and the aggregate book value of the assets and liabilities of the entities subject to the reorganization was reflected as an adjustment to other reserves and accumulated in equity.

●

All revenues, expenses, assets and liabilities attributed to the media and entertainment services, hotel operation, hospitality and VIP services and strategic investment business were included as part of the reorganization;

●	Under the pooling of interest method, each of the entities subject to the reorganization is accounted for as if it had always been part of the Group; and

●	All intercompany transactions and balances have been eliminated on consolidation.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.2.

The reorganization of the Group was completed in November 2024 and the Company has become the holding company of the companies now comprising the Group since then. The consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows have been prepared to present the results, changes in equity and cash flows of the companies now comprising the Group, as if the group structure upon the completion of the reorganization had always been in existence. The consolidated statements of financial position of the Group have been prepared to present the assets and liabilities of the companies now comprising the Group as if the current group structure had always been in existence.

The Group’s consolidated financial statements have been prepared in accordance with IFRSs and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued by the IASB. For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at FVTPL and properties, which are measured at fair value or revalued amount. The consolidated financial statements are presented in US$ unless otherwise stated.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the normal course of business. This includes the Group’s ability to renew or refinance the bank facilities which are repayable within one year and takes into consideration the realization of investments held by the Group in the event of a working capital shortage.

The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

2.2	APPLICATION OF AMENDMENTS TO IFRSs

Amendments to an IFRS Accounting Standard that are mandatorily effective for the current year

In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) for the first time, which is mandatorily effective for annual period beginning on or after January 1, 2025 for the preparation of the Group’s consolidated financial statements.

Amendments to IAS 21 Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37	Lack of Exchangeability Disclosures about Uncertainties

The application of the amendments to an IFRS Accounting Standard in the current year has had no material impact on the Group’s financial position and performance for the current and prior years and/or on the disclosures set out in the consolidated financial statements.

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments(2)
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity (2)
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11(2)
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency(3)
IFRS 18	Presentation and Disclosure in Financial Statements(3)

(1)	Effective for annual periods beginning on or after a date to be determined
(2)	Effective for annual periods beginning on or after January 1, 2026
(3)	Effective for annual periods beginning on or after January 1, 2027

Except for the new and amendments to IFRS mentioned below, the directors of the Company anticipate that the application of the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 “Presentation and Disclosure in Financial Statements”, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 “Presentation of Financial Statements”. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 “Statement of Cash Flows” and IAS 33 “Earnings per Share” are also made. IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted. The application of the new standard is expected to affect the presentation of the statement of profit or loss and disclosures in the future financial statements. The Group is in the process of assessing the detailed impact of IFRS 18 on the Group’s consolidated financial statements.

2.3	MATERIAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each item of other comprehensive income, if any, is attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions among members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

Changes in the Group’s interests in existing subsidiaries

Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution of relevant reserves between the Group and the non-controlling interests according to the Group’s and the non-controlling interests’ proportionate interests.

Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combinations

A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

The identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework except for transactions and events within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, in which the Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognized.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value.

Goodwill is measured as the excess of the sum of consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as of acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests are present ownership interests that entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value.

Business combinations under common control

The Company accounts for the business combination with entities under common control using historical carrying values on a retrospective basis. As outlined in the Basis of Preparation, this involves for the combination as if the current group structure had always been in existence. For predecessor accounting:

●	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

●	Income statement reflects the results of the combining parties.

●	No new goodwill arises in predecessor accounting.

●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.

Reverse acquisition and share-based payment expenses (De-SPAC Transaction)

The business combination agreement between the Company and special purpose acquisition company (“SPAC”) is accounted for as a reverse acquisition. Under this arrangement, although the SPAC is the legal acquirer and the legal parent entity, the Company is identified as the accounting acquirer based on the substance of the transaction, including the relative voting rights, the composition of the board of directors, and the composition of senior management of the combined entity.

As the SPAC does not possess the inputs and substantive processes that would meet the definition of a “business” under IFRS 3 Business Combinations, the transaction does not constitute a business combination. Instead, the transaction is accounted for as a capital reorganization of the Company and a share-based payment transaction in accordance with IFRS 2 Share-based Payment.

Under this approach, the consolidated financial statements represent a continuation of the financial statements of the Company (the accounting acquirer), with the exception of the capital structure. The SPAC is treated as the accounting acquiree, and its identifiable assets (primarily cash and cash equivalents) and liabilities are recognized at their historical carrying amounts, which approximate fair value, at the acquisition date. No goodwill or intangible assets are recognized.

In accordance with IFRS 2, the Company is deemed to have issued equity instruments to the shareholders of the SPAC in exchange for the net assets of the SPAC and the provision of a service, specifically the SPAC’s public listing status. The cost of this listing service is measured as the excess of the fair value of the equity instruments deemed to have been issued by the Company over the fair value of the identifiable net assets of the SPAC acquired.

The fair value of the deemed equity instruments issued is determined based on the quoted market price of the SPAC’s shares at the closing date of the transaction. The calculated excess representing the listing service does not qualify for recognition as an asset and is therefore expensed immediately as a “share-based payment expenses” in the consolidated statement of profit or loss. Transaction costs directly attributable to the issuance of new shares are deducted from equity, while other transaction costs related to the de-SPAC transaction are expensed as incurred.

Investments in joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at cost and the Group’s share of net assets under the equity method of accounting, less any impairment losses. The financial statements of joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Appropriate adjustments have been made to conform the joint venture’s accounting policies to those of the Group. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income, respectively. Changes in net assets of joint venture other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The Group assesses whether there is objective evidence that the interest in a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint ventures are recognized in the Group’s consolidated financial statements only to the extent of interests in the joint venture that are not related to the Group.

Fair value measurement

The Group measures certain assets and liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Property, plant and equipment and depreciation

Property, plant and equipment, apart from properties, are stated at cost or fair value less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated statement of profit or loss and other comprehensive income in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major installation is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

When the Group makes payments for ownership interests of properties of which includes both leasehold land and building elements, the entire consideration is allocated between the leasehold land and the building elements in proportion to the relative fair values at initial recognition. To the extent the allocation of the relevant payments can be made reliably, interest in leasehold land is presented as “right-of-use assets” included in “property, plant and equipment” in the consolidated statement of financial position. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property, plant and equipment.

Any revaluation increase arising from revaluation of property, plant and equipment is recognized in other comprehensive income and accumulated in revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of property, plant and equipment is recognized in profit or loss to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is calculated on a straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each reporting period.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the consolidated statement of profit or loss and other comprehensive income in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Impairment of property, plant and equipment and intangible assets (other than goodwill)

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

The recoverable amount of property, plant and equipment and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group; or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Financial instruments — Investments and other financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable arising from IFRS 15 Revenue from Contracts with Customers that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at FVTPL, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost, the contractual terms need to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and the financial asset needs to be held within a business model whose objective is to collect contractual cash flows.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. Financial assets which are not held within the aforementioned business models are classified and measured at FVTPL.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of profit or loss when the asset is derecognized, modified or impaired.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss.

Dividend income and gain related to disposed financial assets at FVTPL and net fair value changes on financial assets at FVTPL which are derived from the Group’s ordinary course of business are presented as revenue taken into consideration of the Group’s business model, which includes active capital allocation to financial assets, the extent to which investment activities are a core component of performance evaluation by management; and the manner in which returns are generated and managed on a fair value basis.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECL”) for financial assets at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable arising from IFRS 15 which apply the simplified approach as detailed below.

Stage 1	Financial assets for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable arising from IFRS 15 that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument As of the reporting date with the risk of a default occurring on the financial instrument As of the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)	significant financial difficulty of the issuer or the borrower;

b)	a breach of contract, such as a default or past due event;

c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Lifetime ECL for accounts receivable from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

●	Past-due status;

●	Nature, size and industry of debtors; and

●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable from contracts with customers where the corresponding adjustment is recognized through a loss allowance account.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method or at FVTPL.

However, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies, and financial guarantee contracts issued by the group, are measured in accordance with the specific accounting policies set out below.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is classified as held for trading if either:

●	it has been acquired principally for the purpose of repurchasing it in the near term;

●	on initial recognition it is part of a portfolio of identified financial instruments that the group manages together and has a recent actual pattern of short-term profit-taking;

●	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if either:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;

●	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis;

●	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in profit or loss.

Financial liabilities measured subsequently at amortised cost

Financial liabilities including accounts payable, borrowings, other payables and accruals, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company are subsequently measured at amortized cost, using the effective interest method.

Compound instruments - the units issued by the SPAC

The component parts of units issued by the SPAC (comprising Class A redeemable shares and warrants) are classified separately as financial liabilities and derivative financial liabilities in accordance with the substance of the contractual arrangements and the definitions of a financial liability and a derivative instrument. The warrants do not meet the “fixed-for-fixed” criteria for equity classification and are therefore classified as derivative liabilities.

At the date of issue, the warrants (derivative liabilities) are initially recognized at their fair value. The Class A redeemable shares (the non-derivative host contract) are initially recognized at the residual amount, which is determined by deducting the fair value of the derivative warrants from the gross proceeds of the unit issuance as a whole.

Subsequent to initial recognition, the warrants are measured at FVTPL at each reporting date, with any gains or losses arising on remeasurement recognized directly in profit or loss. The Class A redeemable shares are subsequently measured on an amortized cost basis using the effective interest method until extinguished upon redemption, liquidation, or business combination. The embedded redemption feature within the Class A shares is considered closely related to the host debt contract, as the redemption price approximates the amortized cost of the host instrument, and is therefore not separately accounted for as a derivative.

Transaction costs that directly relate to the issue of the units are allocated to the Class A redeemable shares and the warrants in proportion to the allocation of the gross proceeds. Transaction costs relating to the warrants (measured at FVTPL) are expensed immediately in profit or loss. Transaction costs relating to the Class A redeemable shares are included in the carrying amount of the liability component and are amortized over the expected life of the shares using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date when derivative contracts are entered into and are subsequently remeasured to their fair value at the end of the reporting period. The resulting gain or loss is recognized in profit or loss.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Cash and cash equivalents

Cash and cash equivalents are defined as cash plus highly liquid and related certificates of deposits or commercial paper with an original term to maturity of three months or less from inception.

Restricted cash is excluded from cash and cash equivalents and is presented separately in the consolidated statement of financial position.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of each reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

Contingent liabilities

A contingent liability is a present obligation arising from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Where the Group is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability and it is not recognized in the consolidated financial statements.

The Group assesses continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements in the reporting period in which the change in probability occurs, except in the extremely rare circumstances where no reliable estimate can be made.

Income tax

Income tax comprises current and deferred tax.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of each reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxable entity to the same taxation authority.

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to lease liabilities and related assets separately. The Group recognizes a deferred tax asset related to lease liabilities to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Media advertising and marketing services

Media advertising and marketing services income is composed of advertising service income and licensing, subscription and marketing services income. Advertising service income is recognized at a point in time when control of the goods has transferred to the customers (i.e. sales of magazines) or upon the edition in which the advertisement is displayed (i.e. advertising income). The Group also provides media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues for such services over time based on the contract term.

Hotel operation, hospitality and VIP services income

Hotel operation, hospitality and VIP services income (i.e. income from hotel rooms revenue) is recognized over time using the output method by reference to the progress towards complete satisfaction of the relevant performance obligation, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. Revenue from other ancillary services is generally recognized at a point in time when the goods are delivered or the services are rendered to the customer. The Group allows an average credit period of not more than 30 days to travel agents and corporate customers. All the hotel operation, hospitality and VIP services are for periods of one year or less and the effect of the time value of money is considered insignificant.

Contract liabilities

A contract liability is recognized when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Revenue from other sources

Fair value changes on financial assets at FVTPL are recognized in the period in which they arise. Gain/loss recognized for those financial assets at FVTPL held at the end of each reporting period is recognized as net fair value changes on financial assets at FVTPL.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Dividend income and gain related to disposed financial assets at FVTPL and net fair value changes on financial assets at FVTPL which are derived from the Group’s ordinary course of business are presented as revenue taken into consideration of the Group’s business model, which includes active capital allocation to financial assets, the extent to which investment activities are a core component of performance evaluation by management; and the manner in which returns are generated and managed on a fair value basis.

Employee benefits

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset. A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 Leases at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.

Short-term leases

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes the amount of the initial measurement lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred by the Group, and an estimate of costs to be incurred in dismantling and removing the underlying asset or restoring the site on which it is located.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include fixed lease payments (including in-substance fixed payments), less any lease incentives.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

Foreign currencies

These financial statements are presented in US$. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of each reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in an exchange reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 2.3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCE OF ESTIMATION UNCERTAINTY (cont.)

Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see below), that the Company has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Determination of accounting acquirer in the business combination with Black Spade II (as defined in note 6)

Management applied significant judgement in assessing the accounting treatment of the transaction with Black Spade II. Management concluded that Black Spade II did not meet the definition of a business under IFRS 3 Business Combinations as it was an empty cash shell. Consequently, the transaction was accounted for as a capital reorganization and a share-based payment transaction under IFRS 2.

Furthermore, management applied judgement in identifying the Company as the accounting acquirer. This determination was based on the facts that the Company’s former shareholders retained the majority of the voting rights in the combined entity, the Company’s management team comprises the key management of the combined entity, and the Company’s operations comprise the ongoing operations of the combined entity. Therefore, the consolidated financial statements represent a continuation of the Company’s consolidated financial statements.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenues are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise. Details of the impairment assessment of intangible assets are disclosed in note 12.

Revaluation measurement of properties

As at the end of the reporting period, the Group’s properties are stated at revalued amounts based on the valuation performed by independent qualified professional valuers. In determining the fair value, the valuers have based their valuation on income approach for respective properties, which involves certain estimates, including appropriate discount rates, market transactions of comparable properties and long-term occupancy rates, as appropriate. In relying on the valuation, management of the Group has exercised its judgement and is satisfied that the methods of valuation adopted are appropriate for the relevant property and reflective of current market conditions. Details of the valuation methodology are disclosed in note 11.

Fair value of unlisted equity investments and movie income right investments

The Group’s unlisted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. While changes in assumptions relating to these factors could result in adjustments to the fair value of these individual instruments, the directors consider that the overall impact on the Group’s financial statements is insignificant.

4.	OPERATING SEGMENT INFORMATION

The Group operates its businesses in three operating segments: media and entertainment segment, hotel operation, hospitality and VIP services segment and strategic investment segment.

The following summary describes the operations in each of the Group’s operating and reportable segment:

(a)	Media and entertainment segment: The Group engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	OPERATING SEGMENT INFORMATION (cont.)

(b)	Hotel operation, hospitality and VIP services segment: The Group engages in hotel operation, hospitality and VIP services

(c)	Strategic investment segment: The Group engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

Management closely monitors the performance of the Group’s operating segments separately to support informed decisions on resource allocation and performance evaluation. Segment performance is evaluated based on reportable segment result, which is a measure of profit (loss) before tax from operations. The profit (loss) before tax from operations is measured after allocation of attributable costs of specialized staff and direct operating costs consistently with the Group’s profit (loss) before tax from operations. Other income, gain from a bargain purchase, finance costs, share-based payment expenses and corporate expenses such as staff costs not directly attributable to segments, short-term leases and administrative expenses are excluded from such measurement.

Segment assets exclude prepayments, deposits and other receivables, investments held in trust accounts and cash and bank balances, as these assets are managed on a group basis.

Segment liabilities exclude tax payable, borrowings, redeemable shares classified as financial liabilities, amount due to ultimate holding company, lease liabilities and deferred tax liabilities as these liabilities are managed on a group basis.

Segment revenue and results

The following tables present information by segment:

For the year ended December 31, 2023

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contracts with customers	14,422	5,423	—	19,845
– other	—	—	22,698	22,698
	14,422	5,423	22,698	42,543
Cost of production and cost of hotel operation	(3,761)	(2,125)	—	(5,886)
Staff costs	(6,242)	(347)	—	(6,589)
Depreciation	(137)	(2,687)	—	(2,824)
Other segment expenses	(2,843)	(2,715)	—	(5,558)
Segment results	1,439	(2,451)	22,698	21,686
Other income				1,245
Gain from a bargain purchase				4,469
Finance costs				(7,136)
Corporate and other unallocated expenses				(1,205)
Profit before tax				19,059

Other segment information
Depreciation of property, plant and equipment	137	2,687	—	2,824
Amortization of intangible assets	9	—	—	9

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	OPERATING SEGMENT INFORMATION (cont.)

For the year ended December 31, 2024

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contracts with customers	18,859	23,132	—	41,991
– other	—	—	35,023	35,023
	18,859	23,132	35,023	77,014
Cost of production and cost of hotel operation	(7,102)	(8,510)	—	(15,612)
Staff costs	(7,340)	(3,844)	—	(11,184)
Depreciation	(312)	(11,400)	—	(11,712)
Other segment expenses	(2,033)	(322)	—	(2,355)
Segment results	2,072	(944)	35,023	36,151
Other income				24,815
Finance costs				(10,612)
Corporate and other unallocated expenses				(3,981)
Profit before tax				46,373

Other segment information
Depreciation of property, plant and equipment	312	11,400	—	11,712
Amortization of intangible assets	9	—	—	9

For the year ended December 31, 2025

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contracts with customers	17,740	27,965	—	45,705
– other	—	—	52,620	52,620
	17,740	27,965	52,620	98,325
Cost of production and cost of hotel operation	(8,206)	(11,774)	—	(19,980)
Staff costs	(6,807)	(4,876)	—	(11,683)
Depreciation	(538)	(14,917)	—	(15,455)
Other segment expenses	(2,027)	(380)	—	(2,407)
Segment results	162	(3,982)	52,620	48,800
Other income				10,571
Share-based payment expenses				(58,902)
Finance costs				(8,293)
Corporate and other unallocated expenses				(3,339)
Loss before tax				(11,163)

Other segment information
Depreciation of property, plant and equipment	538	14,917	—	15,455
Amortization of intangible assets	9	—	—	9

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	OPERATING SEGMENT INFORMATION (cont.)

Segment assets and liabilities

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Segment assets
Media and entertainment services	139,929	124,952	126,874
Hotel operation, hospitality and VIP services	275,018	575,579	595,474
Strategic investments	77,801	450,882	494,524
Total segment assets	492,748	1,151,413	1,216,872
Unallocated corporate assets	8,766	23,021	247,204
Total assets	501,514	1,174,434	1,464,076

Segment liabilities
Media and entertainment services	13,332	6,525	1,866
Hotel operation, hospitality and VIP services	53,878	68,767	70,519
Total segment liabilities	67,210	75,292	72,385
Unallocated corporate liabilities	156,470	330,012	552,602
Total liabilities	223,680	405,304	624,987

Geographical information

The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the operations:

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Media and entertainment services
– China (including Hong Kong)	34	666	241
– Europe	6,589	9,660	8,192
– America	5,157	4,866	5,271
– Southeast Asia	2,642	3,667	4,036
	14,422	18,859	17,740

Hotel operation, hospitality and VIP services
– China (including Hong Kong)	5,423	5,801	6,211
– Southeast Asia	—	17,331	21,754
	5,423	23,132	27,965
Total	19,845	41,991	45,705

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	OPERATING SEGMENT INFORMATION (cont.)

The following table sets forth the Group’s non-current assets (other than financial assets) by geographical areas based on the location of the operations:

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
China (including Hong Kong)	179,221	180,313	179,894
Europe	119,152	119,527	119,242
America	15,414	48,068	48,005
Southeast Asia	95,686	346,166	368,095
Total assets	409,473	694,074	715,236

Information about major customers

Other than the income generated from media and entertainment segment from AMTD Group of US$2,726,000, US$2,737,000 and US$2,739,000, respectively, for the year ended December 31, 2023, 2024 and 2025, no revenue derived from a single customer accounted for 10% or more of the total revenue of the Group for the year.

5.	REVENUE AND OTHER INCOME AND GAINS

Revenue

(i)	Disaggregated revenue information

The following tables present disaggregated revenue information:

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Revenue from contracts with customers
Media advertising and marketing services
Advertising services income	10,064	13,376	13,518
Licensing, subscription and marketing services income	4,358	5,483	4,222
	14,422	18,859	17,740
Hotel operation, hospitality and VIP services
Hotel operation, hospitality and VIP services income	5,423	23,132	27,965
Subtotal	19,845	41,991	45,705

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL and derivative financial instruments	(37,759)	26,342	44,004
Gain related to disposed investments at FVTPL	50,522	—	—
Dividend income	9,935	8,681	8,616
Total	42,543	77,014	98,325

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

5.	REVENUE AND OTHER INCOME AND GAINS (cont.)

Timing of revenue recognition

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Revenue from contracts with customers
Services transferred
– at a point in time	10,064	13,376	13,518
– over time	9,781	28,615	32,187
Total	19,845	41,991	45,705

(ii)	Transaction price allocated to the remaining performance obligation for contracts with customers

The expected duration of satisfying the performance obligation of which is within one year, the transaction price allocated to these unsatisfied contracts is not disclosed as permitted under IFRS 15.

Other income and gains

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Bank interest income	4	17	9
Gain on disposal of subsidiaries	—	24,757	—
Fair value gain on financial liabilities at FVTPL	—	—	9,330
Fair value gain on over-allotment options of TGE SPAC	—	—	126
Others	1,241	41	1,106
Total	1,245	24,815	10,571

During the year ended December 31, 2024, the Group disposed of its entire equity interests in certain subsidiaries which were engaged in the media and entertainment segment of the Group with a consideration of Euro2,888,000 to an independent third party. These subsidiaries owned certain intellectual properties pertaining to non-core media and entertainment business of the Group. The disposal was part of a strategic reorganization aimed at divesting non-core business and intellectual properties to sharpen the Group’s focus on its primary existing operating business units within the media and entertainment segment. The disposal resulted in a gain of approximately US$24,757,000. The consideration was settled through the immediate holding company.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

6.	OTHER OPERATING EXPENSES/SHARE-BASED PAYMENT EXPENSES

Other operating expenses

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Advertising and promotion expenses	52	504	935
Amortization of intangible assets	9	9	9
Bank charges	36	72	2
Depreciation of property, plant and equipment	2,824	11,712	15,455
Donation	327	81	—
IT related costs	275	534	465
Legal and professional fees	534	734	1,014
Premises costs	216	243	310
Travelling expenses	216	208	107
Others	1,188	1,445	2,036
Total	5,677	15,542	20,333

Share-based payment expenses

In June 2025, the Company successfully consummated a business combination with Black Spade Acquisition II Co (“Black Spade II”), a publicly traded SPAC, resulting in the Company becoming a publicly listed entity. This business combination does not fall within the scope of IFRS 3 Business Combinations because Black Spade II does not meet the definition of a business. Consequently, the transaction is accounted for as a capital reorganization and a share-based payment transaction within the scope of IFRS 2 Share-based Payment.

Under this method of accounting, the Company is identified as the accounting acquirer. Accordingly, the consolidated financial statements represent a continuation of the Company, and the net assets of the Company are stated at their pre-transaction historical carrying amounts, with no goodwill or other intangible assets recognized.

Any excess of the fair value of the equity instruments deemed to have been issued by the Company to Black Spade II shareholders over the fair value of Black Spade II’s identifiable net assets acquired represents compensation for the service of a stock exchange listing. This excess is not recognized as an asset and is expensed immediately upon consummation of the transaction.

The Company issued 6,004,126 Class A shares to Black Spade II shareholders and assumed 16,220,000 warrants (consisting of 5,100,000 public warrants and 11,120,000 sponsor warrants). The total deemed consideration was measured at approximately US$71,879,000, representing the fair values of the shares of US$60,119,000 and fair values of warrants of US$11,760,000 based on their respective closing market prices on the date of consummation. The excess of this consideration over the fair value of Black Spade II’s identifiable net assets acquired of approximately US$12,977,000 resulted in share-based payment expenses of US$58,902,000, which was recognized in the consolidated statement of profit or loss for the year ended December 31, 2025.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

7.	STAFF COSTS

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Salaries and bonus	6,436	11,693	11,387
Pension scheme contributions (defined contribution schemes) and others	1,455	1,439	1,164
Total	7,891	13,132	12,551

8.	FINANCE COSTS

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Interest on borrowings	3,862	9,367	8,159
Interest on amounts due to subsidiaries’ non-controlling shareholders	3,268	1,115	—
Interest on lease liabilities	6	130	4
Effective interest on redeemable shares classified as financial liabilities	—	—	130
Total	7,136	10,612	8,293

9.	INCOME TAX EXPENSE

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Hong Kong Profits Tax	682	775	706
United States corporate tax	136	—	—
Withholding tax on dividend income	993	868	862
Total income tax expenses	1,811	1,643	1,568

In the United States, the federal corporate tax rate is a flat rate of 21% during the year ended December 31, 2023, 2024 and 2025. New York, the location of a group entity domicile, has a 6.50% to 8.85% corporate income tax rate during the year ended December 31, 2023, 2024 and 2025.

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. For the years ended December 31, 2023, 2024 and 2025, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The Company’s subsidiaries operating in Singapore are subject to Singapore corporate income tax. Singapore corporate income tax has been provided at the statutory rate of 17% on the estimated assessable profits arising in Singapore during the year.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

9.	INCOME TAX EXPENSE (cont.)

A reconciliation of income tax expense and profit (loss) before tax at the statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Profit (loss) before tax	19,059	46,373	(11,163)
Tax at statutory tax rate of 16.5%	3,145	7,652	(1,842)
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	117	233	(139)
Tax effect of non-taxable income	(4,045)	(14,862)	(34,565)
Tax effect of non-deductible expenses	399	5,450	34,475
Tax effect of tax losses not recognized	772	2,210	2,777
Tax effect of share of (profits) losses of joint ventures	430	92	—
Withholding tax on dividend income	993	868	862
Total income tax expenses	1,811	1,643	1,568

10.	EARNINGS (LOSS) PER SHARE

The Company has two classes of ordinary shares outstanding: Class A and Class B. Both classes of shares have identical rights to the economic benefits, dividends, and undistributed earnings of the Company, and differ only in respect to voting rights. Accordingly, the profit or loss attributable to ordinary equity holders is allocated proportionally to both classes of shares on a per-share basis, resulting in identical basic and diluted earnings (loss) per share for both Class A and Class B shares.

The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Earnings (loss) figures are calculated as follows:
Earnings (loss) for the year attributable to Class A ordinary shares owners of the Company	4,456	15,145	(4,706)
Earnings (loss) for the year attributable to Class B ordinary shares owners of the Company	3,708	12,606	(3,048)

Number of shares
	’000	’000	’000
Weighted average number of Class A ordinary shares for the purpose of earnings (loss) per share	9,994	9,258	27,875
Weighted average number of Class B ordinary shares for the purpose of earnings (loss) per share	8,318	7,706	18,053

No diluted earnings per share were presented as there were no potential ordinary shares in issue for the year ended December 31, 2023 and 2024. The computation of diluted losses per share does not assume the exercise of the warrants because the exercise price of those warrants was higher than the average market price for shares for the year ended December 31, 2025.

The number of ordinary shares for the purpose of calculating basic earnings (loss) per share has been determined on the assumption that the reorganization of the Group and share reclassification and share subdivision of the Company has been effective on January 1, 2023.

On June 3, 2025, the Company completed a reclassification and re-designation of its ordinary shares into Class A and Class B ordinary shares, followed immediately by a share subdivision. In accordance with IAS 33 Earnings per Share, the weighted average number of ordinary shares outstanding during the year ended December 31, 2025, has been calculated as if the reclassification and share subdivision had occurred at the beginning of the earliest period presented. Consequently, the 11,245 voting ordinary shares outstanding as of January 1, 2025, are treated as 23,171,033 Class A ordinary shares and 19,285,911 Class B ordinary shares since January 1, 2023 for the purpose of the earnings (loss) per share calculation.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

11.	PROPERTY, PLANT AND EQUIPMENT

	Properties	Leasehold improvement	Computer equipment	Right-of-use assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
COST OR REVALUED AMOUNT
As of January 1, 2023	173,126	—	—	219	173,345
Additions	15,391	—	57	—	15,448
Acquisition of subsidiaries (note 36)	—	—	80	253	333
Eliminated on revaluation	(2,688)	—	—	—	(2,688)
Surplus on revaluation	9,041	—	—	—	9,041
Exchange realignment	(235)	—	1	—	(234)
As of December 31, 2023	194,635	—	138	472	195,245
Disposal of subsidiaries	—	—	—	(212)	(212)
Additions	372,061	—	8	544	372,613
Eliminated on revaluation	(11,174)	—	—	—	(11,174)
Surplus on revaluation	20,629	—	—	—	20,629
Exchange realignment	(2,052)	—	(6)	(41)	(2,099)
As of December 31, 2024	574,099	—	140	763	575,002
Additions	—	1,749	—	—	1,749
Eliminated on revaluation	(14,909)	—	—	—	(14,909)
Surplus on revaluation	14,909	—	—	—	14,909
Exchange realignment	20,239	(78)	9	22	20,192
As of December 31, 2025	594,338	1,671	149	785	596,943

ACCUMULATED DEPRECIATION
As of January 1, 2023	—	—	—	—	—
Charge for the year	2,688	—	16	120	2,824
Eliminated on revaluation	(2,688)	—	—	—	(2,688)
As of December 31, 2023	—	—	16	120	136
Charge for the year	11,408	—	31	273	11,712
Disposal of subsidiaries	—	—	—	(145)	(145)
Eliminated on revaluation	(11,174)	—	—	—	(11,174)
Exchange realignment	(234)	—	2	12	(220)
As of December 31, 2024	—	—	49	260	309
Charge for the year	14,909	253	29	264	15,455
Eliminated on revaluation	(14,909)	—	—	—	(14,909)
Exchange realignment	—	(30)	(18)	(1)	(49)
As of December 31, 2025	—	223	60	523	806

NET BOOK VALUE
As of December 31, 2023	194,635	—	122	352	195,109
As of December 31, 2024	574,099	—	91	503	574,693
As of December 31, 2025	594,338	1,448	89	262	596,137

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Properties	Over the shorter of 50 years and the remaining lease terms
Leasehold improvement	5 years
Computer equipment	33.33%
Right-of-use assets	Over the lease term

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

11.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2023, 2024 and 2025, the Group’s properties are stated at revalued amounts of approximately US$194,635,000, US$574,099,000 and US$594,338,000, respectively. The fair value of the Group’s properties of US$179,221,000, US$574,099,000 and US$594,338,000, respectively, as of December 31, 2023, 2024 and 2025 is a Level 3 fair value measurement. During the year ended December 31, 2024, a property with fair value of US$15,414,000 as of December 31, 2023 transferred from Level 2 to Level 3 fair value measurement.

In determining the fair values of the properties, the Group engages an independent qualified professional valuer to perform the valuation with an effective date of December 31 for each respective year. The management works with the independent qualified professional valuer to establish the appropriate valuation techniques and inputs for Level 3 fair value measurement. Where there is a material change in the fair value of the properties, the causes of the fluctuations will be reported to the directors of the Company.

The independent qualified professional valuer adopted the following approaches in determination of the revalued amount:

●	Hotel properties: income approach by using discounted cash flow analysis to arrive at the valuation of the hotel properties. The discounted cash flow analysis for the properties is established based on analysis of assumptions about future market conditions affecting supply, demand, income, expenses and the potential of risk. These assumptions determine the earning capability of the properties upon which the pattern of income and expenditures are projected to establish a fair maintainable operating profit on a pre-tax yearly basis by a reasonably efficient operator over a 10-year investment horizon; and the anticipated net operating income stream receivable thereafter is capitalized at appropriate terminal capitalization rates and adjusted to present value by appropriate discount rate to reflect the capital values beyond the 10 years. As of December 31, 2023, 2024 and 2025, the revalued amount of hotel properties is US$179,221,000, US$526,099,000 and US$546,338,000, respectively.

●	Other properties: direct comparison approach by reference to market transactions of comparable properties. As of December 31, 2023, 2024 and 2025, the revalued amount of other properties is US$15,414,000, US$48,000,000 and US$48,000,000, respectively.

There has been no change to the valuation techniques during the year. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

If the hotel properties had been carried under the cost model, their carrying amount would have been US$194,635,000, US$574,099,000 and US$574,671,000 as of December 31, 2023, 2024 and 2025, respectively.

The key inputs used in valuing the hotel property in Hong Kong by the independent qualified professional valuer under the aforesaid income approach were the discount rate used at 5.2%, 5.2% and 5.2% respectively as of December 31, 2023, 2024 and 2025 and average daily rates, which ranged from HK$1,070 to HK$1,921, HK$900 to HK$1,450 and HK$800 to HK$1,600, respectively, per room, with long-term occupancy rate of 95%, 95% and 95%, respectively. Any decrease in the discount rate used would result in an increase in fair value measurement of the property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of property will decrease/increase by approximately US$25,706,000/US$38,560,000, for the years ended December 31, 2023, 2024 and 2025.

The key inputs used in valuing the hotel property in Singapore by the independent qualified professional valuer under the aforesaid income approach were the discount rate used at 5.7% and 5.4% as of December 31, 2024 and 2025, respectively and average daily rates, which ranged from Singapore Dollar (“SGD”) 300 to SGD410 and SGD300 to SGD450 per room, respectively, with long-term occupancy rate of 95% and 95%, respectively. Any decrease in the discount rate used would result in an increase in fair value measurement of the property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of property will decrease/increase by approximately US$31,143,000/US$31,143,000, respectively, for the year ended December 31, 2024 and 2025.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

11.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Expense relating to short-term leases	216	243	310
Total cash outflow for leases	303	653	561

For the year, the Group leases offices for its operations. Lease contracts are entered into for fixed term of 3 to 6 years. Lease terms are negotiated on an individual basis and contain different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

The Group regularly entered short-term leases for offices. As of December 31, 2023, 2024 and 2025, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

12.	INTANGIBLE ASSETS

	Archived images	Brand names	Total
	US$’000	US$’000	US$’000
CARRYING AMOUNT
As of January 1, 2023	500	92,542	93,042
Acquisition of subsidiaries (note 36)	—	25,752	25,752
Amortization for the year	—	(9)	(9)
Exchange realignment	(1)	(106)	(107)
As of December 31, 2023	499	118,179	118,678
Amortization for the year	—	(9)	(9)
Exchange realignment	3	709	712
As of December 31, 2024	502	118,879	119,381
Amortization for the year	—	(9)	(9)
Exchange realignment	(1)	(272)	(273)
As of December 31, 2025	501	118,598	119,099

The above carrying amounts of brand names of approximately US$118,025,000, US$118,733,000 and US$118,461,000 and archived images of approximately US$499,000, US$502,000 and US$501,000, respectively, as of December 31, 2023, 2024 and 2025 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired.

The remaining brand name of approximately US$154,000, US$146,000 and US$137,000, respectively, as of December 31, 2023, 2024 and 2025 are amortized on a straight-line basis of 20 years.

As of December 31, 2023, 2024 and 2025, carrying amount of brand name of approximately US$92,216,000, US$92,769,000 and US$92,557,000, respectively, and archived images of US$499,000, US$502,000 and US$501,000, respectively, are allocated to cash-generating unit of the business unit under “L’Officiel”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and discount rate ranged from 9.3% to 14.4%. Cash flows beyond the 5-year period are extrapolated using a steady 1.5% to 3.2% growth rate. This growth rate is based on the relevant countries specific long-term economic growth rates, which incorporate expected long-term inflation. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales, gross margin and other operating expenses, such estimation is based on the L’Officiel’s past performance and management’s expectations for the market development.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

12.	INTANGIBLE ASSETS (cont.)

As of December 31, 2023, 2024 and 2025, carrying amount of brand name of approximately US$25,809,000, US$25,964,000 and US$25,904,000, respectively, are allocated to cash-generating unit of the business unit under “The Art Newspaper”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and discount rate ranged from 10.7% to 12.6%. Cash flows beyond the 5-year period are extrapolated using a steady 1.9% to 2.5% growth rate. This growth rate is based on the relevant countries specific long-term economic growth rates, which incorporate expected long-term inflation. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales, gross margin and other operating expenses, such estimation is based on The Art Newspaper’s past performance and management’s expectations for the market development.

Based on the results of the assessments, management of the Group determined that the recoverable amounts of the above cash-generating units are higher than the carrying amounts and there is no impairment of the related intangible assets allocated to these cash-generating units. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

13.	INTERESTS IN JOINT VENTURES

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Costs of investment in joint ventures	16,506	—	—
Share of post-acquisition losses and other comprehensive income	55,370	—	—
	71,876	—	—
Due from joint ventures	23,810	—	—
Total	95,686	—	—

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.

Particulars of the joint ventures which own and operate the DAO by Dorsett AMTD Singapore Hotel in Singapore (“Singapore hotel companies”) as of December 31, 2023 are as follows:

Name	Particulars of issued shares held	Place of incorporation/ registration and business	Percentage of ownership interest, voting power and profit sharing	Principal activity
Cosmic Gold Limited	Ordinary shares	BVI	51%	Investment holding
DHI Holding (S) Pte Ltd.	Ordinary shares	Singapore	51%	Hotel investment

On April 1, 2024, the Group agreed with the remaining shareholder of Singapore hotel companies that the Group owns the controlling interest in the Singapore hotel companies. Accordingly, the Singapore hotel companies became the non-wholly owned subsidiaries of the Group without change in the percentage of ownership. Please refer to note 36 for the details of the consolidation of Singapore hotel companies.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

13.	INTERESTS IN JOINT VENTURES (cont.)

The following table illustrates the summarized financial information in respect of the Singapore hotel companies adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

	As of December 31,
	2023	2024*	2025
	US$’000	US$’000	US$’000
Total assets	357,622	—	—
Total liabilities	(216,689)	—	—
Net assets	140,933	—	—
Proportional of the Group’s ownership	51%	N/A	N/A
Group’s share of net assets of joint ventures	71,876	—	—
Due from joint ventures	23,810	—	—
Interests in joint ventures	95,686	—	—
Revenue	24,129	5,934	—
Loss for the year	(5,114)	(1,094)	—
Other comprehensive income for the year	10,331	5,555	—
Total comprehensive income for the year	5,217	4,461	—

Additional information of the joint ventures
Cash and cash equivalents	3,516	—	—
Amounts due to shareholders	48,280	—	—
Bank borrowings (note)	163,438	—	—
Depreciation of property, plant and equipment	7,209	1,777	—
Finance costs	8,221	1,836	—

*	The amounts represent the profit or loss of the joint ventures from January 1, 2024 to March 31, 2024 before the recognition of Singapore hotel companies as subsidiaries on April 1, 2024.

Note:

On November 14, 2019, AMTD IDEA Group provided a corporate guarantee to a bank in relation to the granting of banking facilities of SGD217,000,000 to the joint ventures for a maturity period of 3 years. AMTD IDEA Group limits the corporate guarantee of 51% of the banking facilities. Subsequently, the corporate guarantee was extended to May 2023. This corporate guarantee had expired by then. In July 2023, AMTD IDEA Group provided a corporate guarantee to another bank in relation to the banking facilities of SGD217,000,000 to the joint ventures for a maturity of 5 years. AMTD IDEA Group limits the corporate guarantee of 51% of the banking facilities. The banking facilities are also pledged by a property in Singapore and guaranteed by another shareholder of the joint ventures. There is no default payment by the joint ventures for the years.

14.	FINANCIAL ASSETS AT FVTPL

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Listed equity shares	72,052	407,510	304,136
Unlisted equity shares	200	902	898
Movie income right investments	5,549	12,132	12,040
Investments held in the Trust Account (note)	—	—	150,110
Total	77,801	420,544	467,184
Shown as:
– current assets	17,558	25,207	8,039
– non-current assets	60,243	395,337	459,145
	77,801	420,544	467,184

Note: During the year ended December 31, 2025, TGE Value Creative Solutions Corp (“TGE SPAC”), the subsidiary of the Company, consummated the initial public offering of 15,000,000 units (the “Units”), at US$10.00 per Unit, generating gross proceeds of US$150 million. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Following the closing of the initial public offering, an amount of US$150 million from the net proceeds of the sale of the Units and the sale of the private placement warrants was placed in the trust account (the “Trust Account”) located in the United States. The funds held in the Trust Account are restricted and can only be used to pay redeeming shareholders, consummate an initial business combination, or distribute to public shareholders in the event of liquidation. As of December 31, 2025, the investments held in the Trust Account, amounting to approximately US$150,110,000, were invested in money market funds. In accordance with IFRS 9 Financial Instruments, these investments are classified as financial assets measured at FVTPL. The fair value of investments held in the Trust Account, which primarily consist of investments in money market funds investing in U.S. Treasury securities, is categorized as Level 2. The fair value is determined using the market approach. The significant observable inputs used in this valuation are the published net asset values provided by the fund administrator, which are based on the amortized cost or observable market prices of the underlying short-term U.S. government securities.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

14.	FINANCIAL ASSETS AT FVTPL (cont.)

During the years ended December 31, 2023, 2024 and 2025, the Group entered into movie income right agreements with certain production houses. The Group is entitled to certain percentage of the variable profit derived from the release of the films upon entering into relevant agreements. The Group may be required to further contribute to the movie production programs due to the budget overruns. Any agreed further contribution to the film programs due to the budget overruns will be added to the carrying amounts of financial assets.

During the year ended December 31, 2024, AMTD Digital Inc. injected 34,819,047 Class A ordinary shares into the Group in exchange for the issuance of the shares of the Company to AMTD Digital Inc. As of December 31, 2024 and 2025, the carrying amount of the listed equity shares of AMTD Digital Inc. are US$257,661,000 and US$110,550,000, respectively.

In October 2025, the Group entered into a stock lending agreement with a subsidiary of the ultimate holding company, pursuant to which the Group lent certain listed equity shares to the subsidiary of the ultimate holding company, bearing interest at 2% per annum computed based on market value of the listed equity shares. Upon the maturity of the stock lending agreement, the subsidiary of the ultimate holding company is obligated to return all borrowed listed equity shares to the Group.

Certain listed equity shares, unlisted equity shares and movie income right investments are not held for trading. Instead, they are held for medium to long-term strategic purposes. The directors of the Company do not expect to realize these investments within 12 months and, accordingly, these investments are classified as non-current assets.

15.	ACCOUNTS RECEIVABLE

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Receivables from media and entertainment services	5,228	4,973	5,977
Receivables from hotel operation, hospitality and VIP services	111	1,484	1,135
Total	5,339	6,457	7,112

The Group allows a credit period of up to 90 days to its accounts receivables arising from media and entertainment business. The settlement terms of accounts receivable from hotel operation, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by management of the Group. The Group does not hold any collateral over its accounts receivable. The directors of the Company assess that there has been no significant increase in credit risk or defaults, owing to the debtor’s background and their established history of payment arrangements.

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Not yet due	2,454	3,399	2,318
Past due
– within 1 month	595	780	1,275
– 1 to 3 months	1,204	1,106	1,607
– Over 3 months	1,086	1,172	1,912
Total	5,339	6,457	7,112

Except for significant and credit-impaired accounts receivable which are assessed individually, the Group has applied the simplified approach under IFRS 9 to measure the loss allowance, using the lifetime ECL method performed on a collective basis. An impairment analysis of accounts receivable is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The calculation of ECL considers forward-looking information through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate, to reflect the qualitative factors and through the use of multiple probability weighted scenarios.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

15.	ACCOUNTS RECEIVABLE (cont.)

As at 31 December 2023, 2024 and 2025, the expected credit loss assessed on trade receivables was immaterial. Accordingly, no material loss allowance was recognised.

16.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Prepayments	506	1,727	402
Deposits	353	195	980
Deposits paid for acquisition (note)	—	—	77,225
Other receivables	2,287	1,621	1,328
Less: impairment losses provided under ECL model	(501)	(501)	(501)
Total	2,645	3,042	79,434

Shown as:
- current	2,645	3,042	2,209
- non-current	—	—	77,225
Total	2,645	3,042	79,434

Note:	As of December 31, 2025, the Group paid US$77,225,000 as deposits for the acquisitions of hotels in New York in the United States, Perth in Australia and Kuala Lumpur in Malaysia.

17.	DERIVATIVE FINANCIAL INSTRUMENTS

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Price Protection Agreement	—	30,339	177,450

AMTD Group Inc. and the Company entered into an agreement over the share price of AMTD Digital Inc., pursuant to which the Group is entitled to recover from AMTD Group Inc. if the share price of AMTD Digital Inc. is lower than that at the time the Group invested in the shares of AMTD Digital Inc. (the “Price Protection Agreement”). The purpose of the Price Protection Agreement is to provide a financial safety net for the Group by ensuring to receive a minimum value for its investments in shares of AMTD Digital Inc. The Price Protection Agreement was accounted for as a derivative financial asset and the net fair value gain recognized in profit or loss was approximately US$30,339,000 and US$146,789,000 for the years ended December 31, 2024 and 2025, respectively.

The fair value of the Price Protection Agreement is categorized as Level 2. The fair value is determined using an intrinsic value approach based on the contractual terms of the agreement. The significant observable input used to calculate this fair value is the quoted market price of AMTD Digital Inc. shares at the reporting date, which is compared against the agreed-upon minimum guaranteed price to determine the recoverable amount.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

18.	CASH AND BANK BALANCES AND RESTRICTED CASH

Cash and bank balances

Cash and bank balances include cash on hand and demand deposits at bank. The bank balances earn interest at floating rate of daily bank deposit rates and are deposited with creditworthy banks with no recent history of default.

Restricted cash

As of December 31, 2023, restricted deposits held at banks were used to settle certain payables to vendors.

19.	ACCOUNTS PAYABLE

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Payable to suppliers	8,808	2,785	1,533
Shown as:
– current liabilities	5,794	2,785	1,533
– non-current liabilities	3,014	—	—
	8,808	2,785	1,533

The average credit period on purchases of goods is 30 days.

20.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Payroll and related expenses payable	3,974	686	749
Other tax payables	5,121	821	989
Payable for acquisition of subsidiaries	3,506	3,009	—
Interest expense payable	2,263	840	496
Accruals and other payables	2,287	1,953	3,880
	17,151	7,309	6,114

21.	CONTRACT LIABILITIES

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Media and advertising and marketing services	658	378	373
Hotel operation, hospitality and VIP services	151	186	219
	809	564	592

Contract liabilities carried forward from each of January 1 are recognized as revenue during the next reporting period.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	BORROWINGS

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Secured bank borrowings are denominated in:
– Hong Kong Dollar	50,655	50,135	50,046
– Singapore Dollar	—	158,466	168,248
– US$	11,139	10,983	40,835
Unsecured bank borrowings are denominated in:
– Euro	475	—	—
– British Pound	35	25	13
	62,304	219,609	259,142

Shown as:
– current liabilities	741	176	50,232
– non-current liabilities	61,563	219,433	208,910
	62,304	219,609	259,142

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
The carrying amounts are repayable:
Within one year	741	176	50,232
Within a period of more than one year but no more than two years	302	50,321	30,210
Within a period of more than two years but no more than five years	51,003	159,046	168,863
More than five years	10,258	10,066	9,837
	62,304	219,609	259,142

Fixed-rate bank borrowings of US$11,139,000, US$10,983,000 and US$10,835,000 as of December 31, 2023, 2024 and 2025 respectively are bearing an interest rate 5.0% per annum. All other bank borrowings are bearing a variable interest rate with a weighted average contractual interest rate of 9.11% p.a., 4.03% p.a. and 5.46%, respectively, as of December 31, 2023, 2024 and 2025.

As of December 31, 2023, 2024 and 2025, the Group had bank borrowings of approximately US$61,794,000, US$219,584,000 and US$229,129,000, respectively, secured by the Group’s properties with carrying amounts of approximately US$194,635,000, US$551,099,000 and US$571,338,000, respectively. Among these pledged loans, US$50,758,000, US$50,135,000 and US$50,046,000 as of December 31, 2023, 2024 and 2025, respectively, are fully and irrevocably guaranteed by the holding companies of the non-controlling shareholder of the Group’s subsidiaries, who have the primary and direct contractual repayment liability for the loan, and in consideration for such guarantee we pay a quarterly guarantee fee of 1% per annum on the outstanding loan amount. Also, US$168,248 and US$158,466 as of December 2024 and 2025, respectively, are guaranteed by the Company and the holding company of the non-controlling shareholder of the Group’s subsidiaries based on the percentage of shareholding.

During the year ended December 31, 2025, TGE borrowed a secured bank loan US$30 million and used the proceeds to settle an equivalent amount of bank loan owed by AMTD IDEA Group. The amount was recorded through the intercompany current account. This borrowing is secured by the assets of TGE and a wholly owned subsidiary of TGE which are located in the United States and corporate guaranteed by and AMTD IDEA Group. The borrowing carried an interest rate at the daily Wall Street Journal Prime Rate. Such borrowings have a maturity period of 2 years.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

23.	LEASE LIABILITIES

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
The carrying amounts are repayable:
Within one year	185	253	246
Within a period of more than one year but no more than two years	113	255	27
Within a period of more than two years but no more than five years	85	12	—
	383	520	273
Less: Amount due for settlement within 12 months shown under current liabilities	(185)	(253)	(246)
Amount due for settlement after 12 months shown under non-current liabilities	198	267	27

The weighted average incremental borrowing rate applied to lease liabilities is 3.72%, 2.57% and 2.57%, respectively, for the years ended December 31, 2023, 2024 and 2025.

24.	PROVISIONS

(a)	Claims from vendors

US$’000
As of January 1, 2023	4,079
Acquisition of subsidiaries (note 36)	476
Settled during the year	(831)
Exchange realignment	142
As of December 31, 2023	3,866
Additions	450
Settled during the year	(533)
Disposal of subsidiaries	(3,750)
Exchange realignment	(33)
As of December 31, 2024 and 2025	—

(b)	Provision for replacement

The amount represented provision for the replacement and maintenance of furniture, fixtures and equipment within the hotels of the Group.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

25.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years are as follows:

Intangible assets
US$’000
As of January 1, 2023	2,661
Acquisition of subsidiaries (note 36)	2,961
Exchange realignment	2
As of December 31, 2023	5,624
Exchange realignment	34
As of December 31, 2024	5,658
Exchange realignment	(13)
As of December 31, 2025	5,645

26.	AMOUNTS DUE TO SUBSIDIARIES’ NON-CONTROLLING SHAREHOLDERS

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Interest-free	24,322	63,019	64,081
Interest bearing at Hong Kong Inter-bank Offered Rate (“HIBOR”) plus 1.15% per annum	21,762	—	—
Interest bearing at 2 times of HIBOR plus 1.15% per annum	7,643	—	—
	53,727	63,019	64,081

Amounts due to subsidiaries’ non-controlling shareholders are unsecured.

During the year ended December 31, 2024, interest bearing balances were settled through the current account of ultimate holding company and the non-controlling shareholder.

27.	FINANCIAL LIABILITIES AT FVTPL

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Warrants issued by the Company	—	—	2,430
Warrants issued by TGE SPAC	—	—	2,665
	—	—	5,095
Shown as:
– current liabilities	—	—	2,430
– non-current liabilities	—	—	2,665
	—	—	5,095

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

27.	FINANCIAL LIABILITIES AT FVTPL (cont.)

The Group has recognized the warrants issued by the Company and TGE SPAC as financial liabilities at FVTPL in the consolidated statement of financial position. The changes in fair value during the reporting period have been recorded in the profit or loss under “other income and gains”.

Warrant issued by the Company

As of December 31, 2025, there were 16,220,000 warrants outstanding, consisting of 5,100,000 public warrants and 11,120,000 sponsor warrants. The warrants became exercisable 30 days after the completion of the business combination between the Company and Black Spade II. The warrants will expire five years after the completion of the business combination, or earlier upon redemption or liquidation.

Each whole warrant entitles the registered holder to purchase one Class A ordinary share of the Company at an exercise price of US$11.50 per share, subject to customary anti-dilution adjustments.

Once the warrants become exercisable, the Company may redeem the outstanding public warrants at a price of US$0.01 per warrant, provided that the closing price of the Class A ordinary shares of the Company equals or exceeds US$18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders. The sponsor warrants have terms and provisions that are identical to the public warrants, except that they are not redeemable by the Company so long as they are held by the sponsor of Black Spade II or its permitted transferees, and they may be exercised on a cashless basis.

As of December 31, 2025, the fair value of the warrant liabilities was US$2,430,000 (2024: nil). During the year ended December 31, 2025, the Company recognized a fair value gain on warrants issued by the Company of US$9,330,000 in the profit or loss. The fair value of the warrant issued by the Company is determined by reference to their quoted market price on the NYSE American (Level 1 fair value measurement).

Warrant issued by TGE SPAC

As disclosed in note 14, TGE SPAC consummated its initial public offering of 15,000,000 Units at US$10.00 per Unit, generating gross proceeds of US$150 million. Each Unit consists of one Class A ordinary share of TGE SPAC and one-half of one redeemable warrant (i.e. 7,500,000 public warrants). Also, TGE SPAC consummated the sale of 5,300,000 warrants (the “Sponsor Private Placement Warrants”) at a price of $0.50 per Sponsor Private Placement Warrant, to TGE SpiderNet Capital Group LLC, the wholly-owned subsidiary of the Company, and 1,764,706 warrants (the “Underwriter Private Placement Warrants”) at a price of $0.85 per Underwriter Private Placement Warrant to the underwriter of the initial public offering of TGE SPAC as part of the underwriting commission.

As the 5,300,000 Sponsor Private Placement Warrants are held by a wholly-owned subsidiary of the Company, they are treated as intercompany instruments and have been eliminated upon consolidation.

Consequently, as of December 31, 2025, there were 9,264,706 warrants outstanding in the consolidated statement of financial position, consisting of 7,500,000 public warrants and 1,764,706 Underwriter Private Placement Warrants. The warrants will become exercisable on the later of 30 days after the completion of the initial business combination or 12 months from the closing of the initial public offering. The warrants will expire five years after the completion of the business combination, or earlier upon redemption or liquidation. Each whole warrant entitles the registered holder to purchase one Class A ordinary share of TGE SPAC at an exercise price of US$11.50 per share, subject to customary anti-dilution adjustments.

Once the warrants become exercisable, TGE SPAC may redeem the outstanding public warrants at a price of US$0.01 per warrant, provided that the closing price of the Class A ordinary shares equals or exceeds US$18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before TGE SPAC sends the notice of redemption to the warrant holders.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

27.	FINANCIAL LIABILITIES AT FVTPL (cont.)

The Underwriter Private Placement Warrants have terms and provisions that are identical to the public warrants, except that they are not redeemable by TGE SPAC and may be exercised on a cashless basis.

As of December 31, 2025, the fair value of the warrants issued by TGE SPAC was US$2,665,000 (2024: nil). During the year ended December 31, 2025, the fair value change on the warrants issued by TGE SPAC is insignificant. The fair value of the warrants is determined using the Black-Scholes model (Level 3 fair value measurement).

28.	REDEEMABLE SHARES CLASSIFED AS FINANCIAL LIABILITIES

In December 2025, TGE SPAC issued 15,000,000 Class A ordinary shares as part of the Units to public investors.

The Class A ordinary shares feature redemption rights that allow public shareholders to redeem all or a portion of their shares for cash upon the completion of the TGE SPAC’s initial business combination. The redemption price is equal to the aggregate amount then on deposit in the trust account (initially US$10.00 per share), including interest earned on the funds held in the trust account, divided by the number of then-outstanding public shares. Furthermore, if TGE SPAC does not complete an initial business combination within 24 months from the closing of the offering, TGE SPAC is contractually obligated to redeem 100% of the public shares at the applicable per-share price.

These redeemable shares are initially recognized at fair value, net of allocated transaction costs and the fair value of the public warrants. Subsequently, the redeemable Class A ordinary shares are measured at amortized cost using the effective interest method. The carrying amount is accreted to the expected redemption value over the period up to the anticipated redemption date, with the accretion charge recognized as a finance cost in the profit or loss.

29.	AMOUNT DUE TO ULTIMATE HOLDING COMPANY

Amount due to ultimate holding company is unsecured, interest-free and not expected to be repayable within 1 year after each of the reporting period.

30.	SHARE CAPITAL

Share capital as of December 31, 2023 represented the combined share capital of the Company, WME Assets Group, and AMTD Group (Canada) Inc.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

30.	SHARE CAPITAL (cont.)

Share capital of the Company

Voting Ordinary shares movement during year ended December 31, 2024

	Number of shares	Share capital
		US$’000
Ordinary shares of US$0.0001 each
Authorized
As of February 7, 2023 (date of incorporation) and December 31, 2023	500,000,000	50
Transferred (note (i))	(1,680)	—	*
As of December 31, 2024	499,998,320	50
Issued and full paid
As of February 7, 2023 (date of incorporation) and December 31, 2023	1	—	*
Issue of shares to AMTD (note (ii))	9,999	—	*
Issue of shares to other shareholders (note (iii))	1,245	—	*
As of December 31, 2024	11,245	—	*

*	Less than US$1,000

Notes:

(i)	On November 25, 2024, the Company reclassified and re-designated 1,680 authorized shares into non-voting redeemable preferred shares.

(ii)	In October 2024, World Media and Entertainment Group Inc., the then immediate holding company of the Company transferred 5,107, 4,880 and 12 shares of the Company to AMTD Digital Inc., AMTD IDEA Group and AMTD Group Inc., respectively, and, at the same time, World Media and Entertainment Group Inc. repurchased its shares from AMTD Digital Inc., AMTD IDEA Group and AMTD Group Inc.

(iii)	In November 2024, the Company issued 857 and 388 shares to two shareholders with the consideration on the injection of listed shares in Hong Kong and a unit of a property located in New York, respectively, into the Company.

Non-voting redeemable preferred shares during year ended December 31, 2024

On November 25, 2024, the Company issued 1,680 authorized non-voting redeemable preferred shares to the immediate holding company.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

30.	SHARE CAPITAL (cont.)

Share capital movement during the year ended December 31, 2025

	Voting ordinary shares			Voting Class A ordinary shares			Voting Class B ordinary shares			Non-voting redeemable preferred shares			Total
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
		US$’000			US$’000			US$’000			US$’000			US$’000
Authorized
As of January 1, 2025 (note i)	499,998,320	50		-	-		-	-		1,680	-	*	500,000,000	50
Reclassification and re-designation of shares (note ii)	(499,998,320)	(50)		474,371,033	47		19,285,911	2		6,341,376	1		-	-
Share subdivision (note iii)	-	-		1,790,574,480,836	-		72,797,151,752	-		23,942,680,758	-		1,887,314,313,346	-
As of December 31, 2025	-	-		1,791,048,851,869	47		72,816,437,663	2		23,949,023,814	1		1,887,814,313,346	50
Issued and full paid
As of January 1, 2025 (note i)	11,245	-	*	-	-		-	-		1,680	-	*	12,925	-	*
Reclassification and re-designation of shares (note ii)	(11,245)	(-	)*	6,137	-	*	5,108	-	*	-	-		-	-
Share subdivision (note iii)	-	-		23,164,896	-		19,280,803	-		6,341,376	-		48,787,075	-
Issue of shares upon completion of business combination (note iv)	-	-		6,004,126	-	*	-	-		-	-		6,004,126	-	*
Transfer of shares (note v)	-	-		15,000,000	-	*	(15,000,000)	-	*	-	-		-	-	*
As of December 31, 2025	-	-		44,175,159	-	*	4,285,911	-	*	6,343,056	-	*	54,804,126	-	*

*	Less than US$1,000

Notes:

(i)	As of January 1, 2025, the share capital is at par value of US$0.0001 each.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

30.	SHARE CAPITAL (cont.)

(ii)	On June 3, 2025, the Company completed the following changes in the share capital:

1.	reclassifying and re-designating 474,364,896 authorized but unissued and 6,137 authorized and issued voting ordinary shares of a nominal or par value of US$0.0001 each into pre-subdivision Class A ordinary shares on a one-to-one basis;

2.	reclassifying and re-designating 19,280,803 authorized but unissued and 5,108 authorized and issued voting ordinary shares of a nominal or par value of US$0.0001 each into pre-subdivision Class B ordinary shares on a one-to-one basis; and

3.	reclassifying and re-designating 6,341,376 authorized but unissued voting ordinary shares of a nominal or par value of US$0.0001 each into pre-subdivision non-voting preferred shares on a one-to-one basis.

(iii)	Upon the above reclassification and re-designation, the Company completed the share subdivision from US$50,000 divided into (i) 474,371,033 voting class A ordinary shares of a par value of US$0.0001 each, (ii) 19,285,911 voting class B ordinary shares of a par value of US$0.0001 each, and (iii) 6,343,056 non-voting redeemable preferred shares of a par value of US$0.0001 each to US$50,000 divided into 1,887,814,313,346.23 shares of a par value of US$0.0000000264856557377049 each, comprising (i) 1,791,048,851,868.47 voting class A ordinary shares of a par value of US$0.0000000264856557377049 each, (ii) 72,816,437,663.4429 voting class B ordinary shares of a par value of US$0.0000000264856557377049 each, and (iii) 23,949,023,814.3133 non-voting redeemable preferred shares of a par value of US$0.0000000264856557377049 each.

(iv)	Upon the completion of the business combination, the Company issued 6,004,126 voting Class A ordinary share to the sponsor and non-redeemed shareholders of Black Spade II.

Non-voting redeemable preferred shares

On November 25, 2024, the Company reclassified and re-designated 1,680 authorized shares into non-voting redeemable preferred shares. On the same date, the Company issued 1,680 non-voting redeemable preferred shares to AMTD Digital Inc. and AMTD Digital Inc. issued 13,333,333 Class A shares to the Company at a consideration of US$100 million. AMTD Digital Inc., as the holder of non-voting redeemable preferred shares shall:

(a)	not be entitled to vote on any other matters subject to the vote at the general meeting of the Company except for any transaction that may result in a change of control;

(b)	not be entitled to any dividends, unless the board of directors of the Company may otherwise declare;

(c)	in the event of a liquidation, winding-up or dissolution of the Company, be entitled, prior and in preference to holders of the voting ordinary shares, to the distribution of the assets of the Company available for distribution;

(d)	be subject to redemption and repurchase of the non-voting redeemable preferred shares after one year of issuance at par value at the option of the Company; and

	(e)	not be entitled to be have any non-voting redeemable preferred shares redeemed, repurchased or converted into any other class or series of shares at the option of the holder.

(v)	On December 2, 2025, AMTD Digital Inc. transferred its 15,000,000 Class B ordinary shares of the Company into 15,000,000 Class A ordinary shares of the Company.

The non-voting redeemable shares are classified as equity despite their redeemable nature due to their fixed-for-fixed redemption feature. No shares were redeemed during the year, and there are no plans or obligations to redeem these shares in the foreseeable future.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

31.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Borrowings	Lease liabilities	Redeemable shares classified as financial liabilities	Amount due to subsidiaries’ non- controlling shareholders	Amount due to ultimate holding company	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of January 1, 2023	51,697	220	—	52,611	62,810	167,338
Finance costs	3,862	6	—	3,268	—	7,136
Non-cash transactions	9,970	—	—	—	4,682	14,652
Acquisition of subsidiaries	37	244	—	—	—	281
Cash flows	(3,140)	(87)	—	(2,059)	2,814	(2,472)
Exchange realignment	(122)	—	—	(93)	(110)	(325)
As of December 31, 2023	62,304	383	—	53,727	70,196	186,610
Finance costs	9,367	130	—	1,115	—	10,612
Acquisition of subsidiaries	159,722	—	—	23,107	—	182,829
Disposal of subsidiaries	(392)	(127)	—	—	(7,828)	(8,347)
Non-cash transactions	(643)	544	—	2,066	4,138	6,105
Cash flows	(10,481)	(410)	—	(17,741)	34,864	6,232
Exchange realignment	(268)	—	—	745	1,252	1,729
As of December 31, 2024	219,609	520	—	63,019	102,622	385,770
Finance costs	8,159	4	130	—	—	8,293
Non-cash transactions	30,000	—	—	—	(33,009)	(3,009)
Cash flows	(8,324)	(251)	139,193	—	61,693	192,311
Exchange realignment	9,698	—	(1)	1,062	1,235	11,994
As of December 31, 2025	259,142	273	139,322	64,081	132,541	595,359

32.	RELATED PARTY TRANSACTIONS

In addition to those disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the year:

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Media and entertainment services income with ultimate holding company	2,726	2,737	2,739
Stock-borrowing charges with ultimate holding company	-	-	737
Deposits paid on behalf of a fellow subsidiary	-	-	77,225

Details of outstanding balances with related parties as at the reporting date are disclosed in Note 29 and are included within amount due to ultimate holding company on the face of the consolidated statement of financial position.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	Year ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Total remuneration	331	452	512

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

33.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:

Financial assets

	Financial assets at FVTPL	Financial assets at amortized cost	Total
	US$’000	US$’000	US$’000
As of December 31, 2023
Accounts receivable	—	5,339	5,339
Financial assets at FVTPL	77,801	—	77,801
Amounts due from joint ventures	—	23,810	23,810
Deposits and other receivables	—	2,139	2,139
Restricted cash	—	135	135
Cash and bank balances	—	6,121	6,121
	77,801	37,544	115,345
As of December 31, 2024
Accounts receivable	—	6,457	6,457
Financial assets at FVTPL	420,544	—	420,544
Derivative financial instruments	30,339	—	30,339
Deposits and other receivables	—	1,315	1,315
Cash and bank balances	—	19,978	19,978
	450,883	27,750	478,633
As of December 31, 2025
Accounts receivable	—	7,112	7,112
Financial assets at FVTPL	467,184	—	467,184
Derivative financial instruments	177,450	—	177,450
Deposits and other receivables	—	79,032	79,032
Cash and bank balances	—	17,660	17,660
	644,634	103,804	748,438

Financial liabilities at amortized costs

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Accounts payable	8,808	2,785	1,533
Other payables and accruals	17,151	7,309	6,114
Borrowings	62,304	219,609	259,142
Amounts due to subsidiary’s non-controlling shareholders	53,727	63,019	64,081
Deferred underwriting commissions	—	—	6,000
Redeemable shares classified as financial liabilities	—	—	139,322
Amount due to ultimate holding company	70,196	102,622	132,541
	212,186	395,344	608,733

As at December 31, 2025, the Company has financial liabilities at FVTPL of US$5,095,000 (2024 and 2023: nil).

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

34.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Financial assets:
Financial assets at FVTPL	77,801	420,544	467,184
Derivative financial instruments	—	30,339	177,450
	77,801	450,883	644,634
Financial liabilities:
Financial liabilities at FVTPL	—	—	5,095

Management has assessed that the fair values of bank balances, accounts receivable, deposits and other receivables, restricted cash, accounts payable, other payables and accruals, borrowings, redeemable shares classified as financial liabilities, deferred underwriting commissions, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.

The Group’s finance department headed by the chief financial officer is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, the finance department analyzes the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

Some of the Group’s financial instruments are measured at fair value for financial reporting purposes. The management of the Company is responsible for determining the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value, the Group uses observable market data to the extent it is available. Where Level 1 inputs are not available, the Group refers to the prices of recent transactions or engages third-party qualified valuers to perform the valuation.

The management of the Company works closely with qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The management reports the findings to the directors of the Company to explain the cause of fluctuations in the fair value.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

34.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (cont.)

Below is summary of significant unobservable inputs to valuation of financial instruments categorized within Level 3 of the fair value hierarchy together with a quantitative sensitivity analysis:

	Valuation Technique	Significant unobservable input	Sensitivity of value to the input
As of December 31, 2023
Movie income right investments of US$3,936,000	Discounted cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged from 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%
As of December 31, 2024
Movie income right investments of US$5,863,000	Discounted cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged from 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%
As of December 31, 2025
Movie income right investments of US$12,040,000	Discounted cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged from 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%
Warrants issued by TGE SPAC	Black-Scholes Simulation Model	Risk-free rate of 3.93%, Estimated implied volatility of 1.94%, market adjustment of 29.52%	5% increase/decrease in the volatility or market adjustments results in decrease/increase in fair value by 0.2%/0.1%

Further details regarding the valuation of these instruments categorized within Level 2 of the fair value hierarchy are disclosed in Note 14 and Note 17.

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price/ observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023
Financial assets at FVTPL	72,052	1,813	3,936	77,801

As of December 31, 2024
Financial assets at FVTPL	407,510	7,171	5,863	420,544
Derivative financial instruments	—	30,339	—	30,339

As of December 31, 2025
Financial assets at FVTPL	304,136	150,110	12,938	467,184
Derivative financial instruments	—	177,450	—	177,450
Financial liabilities at FVTPL	2,430	—	2,665	5,095

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

34.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (cont.)

During the years ended December 31, 2023, 2024, and 2025, there were no transfers between Level 1 and Level 2 fair value measurements. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period in which the event or change in circumstances that caused the transfer occurred.

The movements in fair value measurements within Level 3 on financial assets at FVTPL during the years are as follow:

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
As of January 1,	13,247	3,936	5,863
Additions	—	90	—
Transfer from Level 2	—	1,612	7,167
Gain on disposal	16,274	—	—
Disposals	(25,539)	—	—
Exchange realignment	(46)	225	(92)
As of December 31,	3,936	5,863	12,938

During the years ended December 31, 2024 and 2025, financial assets at FVTPL amounting to US$1,612,000 and US$7,167,000, respectively, were transferred from Level 2 to Level 3. These transfers occurred because there were no recent market transactions for these specific investments, resulting in the valuation inputs becoming unobservable.

During the years ended December 31, 2023, 2024, and 2025, there were no changes in the valuation techniques used to measure the fair value of the Group’s financial assets and liabilities.

The movements in fair value measurements within Level 3 on financial liabilities at FVTPL during the years are as follow:

US$’000
As of January 1, 2023, 2024 and 2025	—
Issuance of warrants of TGE SPAC	2,539
Exchange realignment	126
As of December 31, 2025	2,665

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has various financial assets and liabilities such as financial assets/liabilities at FVTPL, derivative financial instruments, accounts receivable, deposits and other receivables, amounts due from joint ventures, restricted cash, cash and bank balances, accounts payable, other payables and accruals, borrowings, amounts due to subsidiaries’ non-controlling shareholders, deferred underwriting commissions, redeemable shares classified as financial liabilities and amount due to ultimate holding company.

The main risks arising from the Group’s financial instruments are price risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

Price risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the consolidated statements of financial position as financial assets at FVTPL. Profit for the year would increase/decrease or loss for the year would decrease/increase as a result of gains/losses on equity securities classified as financial assets at FVTPL.

If there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at FVTPL, with all other variables held constant, the Group’s profit (loss) before taxation would have been as follows:

●	For the year ended December 31, 2023: Profit before taxation would have been approximately US$3,603,000 higher/lower.

●	For the year ended December 31, 2024: Profit before taxation would have been approximately US$20,376,000 higher/lower.

●	For the year ended December 31, 2025: Loss before taxation would have been approximately US$15,207,000 lower/higher.

The Group had concentration risk in two listed equity shares as of December 31, 2023. As of December 31, 2024 and 2025, the Group had concentration risk in equity shares in AMTD Digital Inc. and two listed equity shares.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

Since the year ended December 31, 2024, the Group entered Price Protection Agreements with the ultimate holding company in relation to the movement of the share price of the entire holding in AMTD Digital Inc. to reduce the Group’s exposure to the changes in fair value of financial assets. The derivative financial assets are initially recognized at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial assets are taken directly to profit or loss.

No sensitivity analysis is prepared on unlisted equity shares, movie income right investments and investments held in the Trust Accounts as the directors of the Company consider that the impact on the price risk of the Group is insignificant.

Foreign currency risk

Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of group entities, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

The Group’s key currency risk exposure primarily arises from accounts receivable, accounts payable, and bank balances denominated in other currencies. However, the Group’s bank borrowings were denominated entirely in the functional currency of the relevant operating entities and, therefore, do not expose the Group to foreign currency risk. As of December 31, 2023, 2024 and 2025, the Group had no significant exposure to foreign currency risk. Consequently, no sensitivity analysis has been performed and disclosed.

Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate borrowings. The Group aims to keep borrowings at variable rates. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

No sensitivity analysis has been presented for variable rate bank balances as the cash flow interest rate risk exposure is insignificant.

The sensitivity analysis below has been determined based on the exposure to interest rates for variable-rate bank borrowings at the end of the reporting period. The analysis is prepared assuming the amount of liability outstanding at the end of the reporting period was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit before tax for the years ended December 31, 2023 and 2024 would decrease/increase by approximately US$256,000 and US$1,043,000, respectively, and the Group’s loss before tax for the year ended December 31, 2025 would increase/decrease by approximately US$1,242,000. This is mainly attributable to the Group’s exposure to interest rates on its variable-rate bank borrowings.

Credit risk and impairment assessment

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.

The Group performed an impairment assessment for financial assets under ECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, are summarized as below:

Accounts receivable

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Also, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. In this regard, the management considers that the Group’s credit risk is significantly reduced.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

The Group performs an impairment assessment under ECL model on other accounts receivable collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Group assesses the ECL of accounts receivable based on historical observed default rates over the expected life of the debtors and forward-looking information (including macroeconomic data such as GDP growth and unemployment rate) that is available without undue cost or effort.

Bank balances and restricted cash

Credit risk on bank balances and restricted cash is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12-month ECL for bank balances and restricted cash by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12-month ECL on bank balances and restricted cash is insignificant and therefore no loss allowance was recognized.

Amounts due from joint ventures

The Group regularly evaluates the business performance of joint ventures. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. The Group assessed the ECL for amounts due from joint ventures to be insignificant and thus no loss allowance is recognized.

Deposits and other receivables

For deposits and other receivables, the Group makes periodic individual assessment on the recoverability of other receivables and deposits based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. For year ended December 31, 2022, the Group recognized ECL on deposits and other receivables of US$501,000 and there is no movement on the allowance of ECL on deposits and other receivables during the year ended December 31, 2023, 2024 and 2025.

The tables below detail the credit risk exposures of the Group’s financial assets at amortized costs, which are subject to ECL assessment:

	12-month or lifetime	As of December 31,
	ECL	2023	2024	2025
		US$’000	US$’000	US$’000
Accounts receivable (note (i))	Lifetime ECL (collective assessment)	5,339	6,457	7,112
Deposits and other receivables	12-month ECL	2,139	1,315	79,032
Amounts due from joint ventures	12-month ECL	23,810	—	—
Restricted cash	12-month ECL	135	—	—
Cash and balance balances	12-month ECL	6,121	19,978	17,660
		37,544	27,750	103,804

Notes:

(i)	For accounts receivable, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL.

(ii)	The financial assets at amortized cost have a low risk of default as the counterparties do not have default history and there is no information indicating that these financial assets have a significant increase in credit risk since initial recognition.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

Liquidity risk

The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Variable rate instruments are subject to change if change in variable rates differ from the estimated interest rate determined at the end of the reporting period.

	As of December 31, 2023
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable	—	5,794	—	3,014	—	8,808	8,808
Other payables and accruals	—	17,151	—	—	—	17,151	17,151
Borrowings	9.11	1,465	4,979	59,821	19,459	85,724	62,304
Amounts due to subsidiaries’ non-controlling shareholders	4.71	22,463	35,823	—	—	58,286	53,727
Amount due to ultimate holding company	—	—	—	70,196	—	70,196	70,196
		46,873	40,802	133,031	19,459	240,165	212,186

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

	As of December 31, 2024
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable		2,785	—	—	—	2,785	2,785
Other payables and accruals	—	7,309	—	—	—	7,309	7,309
Borrowings	4.03	2,276	6,829	231,297	17,870	258,272	219,609
Amounts due to subsidiaries’ non-controlling shareholders	—	63,019	—	—	—	63,019	63,019
Amount due to ultimate holding company	—	—	—	102,622	—	102,622	102,622
		75,389	6,829	333,919	17,870	434,007	395,344

	As of December 31, 2025
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable	—	1,533	—	—	—	1,533	1,533
Other payables and accruals	—	6,114	—	—	—	6,114	6,114
Borrowings	5.46	3,590	58,722	236,971	19,077	318,360	259,142
Amounts due to subsidiaries’ non-controlling shareholders	—	64,081	—	—	—	64,081	64,081
Redeemable shares classified as financial liabilities	—	—	—	150,000	—	150,000	139,322
Deferred underwriting commissions	—	—	—	6,000	—	6,000	6,000
Amount due to ultimate holding company	—	—	—	132,541	—	132,541	132,541
		75,318	58,722	525,512	19,077	678,629	608,733

Capital risk management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Group consists of debts and equity attributable to equity holders of the Group, comprising share capital and reserves, as disclosed in consolidated statements of changes in equity.

There were no changes on the Group’s approach to capital risk management during the years.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

36.	ACQUISITIONS OF SUBSIDIARIES

For the year ended December 31, 2023

Acquisition of The Art Newspaper SA

During the year ended December 31, 2023, the Company acquired 100% equity interest of The Art Newspaper SA, a limited company incorporated in Switzerland. The consideration for the acquisition was paid by cash amounting to US$2,540,000, which is paid by the ultimate holding company, 8,688,525 shares of the intermediate holding company and 380,065 shares of the immediate holding company as well as a bonus element of Euro 2,888,888 which was settled by the intermediate holding company on the 540th day following the completion of acquisition. The total consideration is approximately US$16,831,000. The transaction was completed in October 2023 using acquisition accounting.

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.

Consideration transferred

US$’000
Cash through amount due to ultimate holding company	2,540
Ordinary shares of the intermediate holding company	5,607
Ordinary shares of immediate holding company	5,607
Other consideration payable	3,077
Net assets acquired	16,831

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

36.	ACQUISITIONS OF SUBSIDIARIES (cont.)

Fair value of assets and liabilities at the date of acquisition

US$’000
Cash and cash balances	27
Accounts receivable	674
Prepayments, deposits and other receivables	301
Property, plant and equipment	333
Intangible assets	25,752
Accounts payable	(402)
Other payables and accruals	(1,724)
Borrowings	(37)
Lease liabilities	(244)
Contract liabilities	(419)
Deferred tax liabilities	(2,961)
Net assets acquired	21,300

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to approximately US$674,000 and US$301,000, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Gain arising on acquisition

US$
Recognized amounts of net assets acquired	21,300
Less: consideration transferred by ultimate holding company	(16,831)
4,469

A bargain purchase gain amounting to approximately US$4,469,000 on acquisition of The Art Newspaper SA as recognized in profit or loss within the other gain line item in the consolidated statement of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition and our competitive bargaining strategy over the seller.

Net cash inflow on acquisition of The Art Newspaper SA

Cash and cash equivalents balances acquired	27

Impact of acquisition on the results of the Group

Included in the consolidated profit for the year ended December 31, 2023 is the profit of US$45,000 attributable to the business generated by The Art Newspaper SA. Revenue for the year ended December 31, 2023 includes US$2 million generated from the acquisition.

Had the acquisition of The Art Newspaper SA been completed on January 1, 2023, revenue for the year of the Group would have been US$46.6 million, and profit for the year would have been US$16.2 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2023, nor is it intended to be a projection of future events.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

36.	ACQUISITIONS OF SUBSIDIARIES (cont.)

For the year ended December 31, 2024

Acquisition of Singapore hotel companies

On April 1, 2024, the Group agreed with another shareholder of Singapore hotel companies that the Group owns the controlling interests of Singapore hotel companies, accordingly, Singapore hotel companies became the non-wholly owned subsidiaries of the Group without change of the percentage of ownership.

Fair value of assets and liabilities at the date of acquisition

US$’000
Cash and cash balances	4,273
Accounts receivable	920
Prepayments, deposits and other receivables	622
Property, plant and equipment	349,061
Accounts payable	(116)
Other payables and accruals	(467)
Provisions	(1,406)
Borrowings	(159,722)
Contract liabilities	(471)
Tax payables	(214)
Amounts due to shareholders	(47,157)
Non-controlling interest	(71,136)
Net assets acquired	74,187
Investment in joint ventures eliminated	74,187

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to approximately US$920,000 and US$622,000, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Net cash inflow on acquisition of Singapore hotel companies

Cash and cash equivalents balances acquired	4,273

Impact of acquisition on the results of the Group

Included in the consolidated profit for the year is the loss of US$6.3 million attributable to the business generated by Singapore hotel companies. Revenue for the year includes US$17.3 million generated from the acquisition.

Had the acquisition of Singapore hotel companies been completed on January 1, 2024, revenue for the year of the Group would have been US$82.9 million, and profit for the year would have been US$43.0 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2024, nor is it intended to be a projection of future events.

THE GENERATION ESSENTIALS GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

37.	NON-CONTROLLING INTERESTS

The table below shows details of non-wholly owned subsidiaries of the Group which have material non-controlling interests:

	As of December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Fine Cosmos Development Limited (note (i))	26,942	26,602	26,839
Singapore hotel companies (note (ii))	—	70,054	75,911
Other non-controlling interests (note (iii))	147,112	7,197	7,487
	174,054	103,853	110,237

Notes:

(i)	Fine Cosmos Development Limited is 50% owned by the Group for the years.

(ii)	Singapore hotel companies is 51% owned by the Group for the years.

(iii)	The consolidated financial statements for the year ended December 31, 2023 consisted of the combined entities and businesses under the common control of AMTD Group. Consequently, the assets and liabilities of these combined entities and businesses were subject to non-controlling interests of AMTD Digital Inc. and AMTD IDEA Group. Following the completion of the reorganization during the year ended December 31, 2024, the non-controlling interests attributable to AMTD Digital Inc. and AMTD IDEA Group were transferred to other reserves.

38.	SUBSEQUENT EVENTS

Other than disclosed elsewhere in the consolidated financial statements, the Group has the following subsequent events:

In March 2026, the Company completed the acquisition of a hotel building in Tribeca New York at a consideration of US$69 million. The hotel name has been changed to “AMTD IDEA Tribeca Hotel” upon the completion of the acquisition.

39.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2026.